2005
PROXY STATEMENT AND ANNUAL REPORT


SEC MAIL PROCESSING
AUG 1 6 2005
WASH, D.C. 190 SECTION




05063901


palm



< Defining Mobile Computing >

letter from the CEO

letter from the CEO

proxy

proxy

annual report

annual report

letter from the CEO

Dear Palm Stockholder,

As we approach our 10th year of shipping products, we remain steadfast in our original vision. From the start, we have believed that the future of personal computing is mobile computing. Today we continue to execute on our vision — delivering ever more powerful computing applications on elegantly designed, easy-to-use, mobile computing devices that allow our customers to carry their valuable content and to stay connected on the go. We are confident that by continuing to develop innovative products that delight our customers we will build the world's leading mobile computing company.

Fiscal year 2005 was a year of transition for us. We completed the integration of Handspring, Inc. We shifted our investment focus from handhelds to smartphones, growing smartphone revenue to almost 50 percent of our business. At the same time, we expanded our leadership in the handheld market and provided new energy in that market through the introduction of our LifeDrive mobile managers. And we crowned the year by acquiring ownership of the Palm brand, the brand synonymous with mobile computing.

These changes drove a profitable and successful year for us — a year in which we grew impressively and created significant stockholder value. We saw revenues grow 34 percent year over year, reporting $1.27 billion in fiscal year 2005 revenue. The fourth quarter of fiscal year 2005 marked our eighth consecutive quarter of year-over-year revenue growth, and the fifth consecutive quarter of year-over-year net income growth. We returned to profitability as well, producing net income of $66 million for the year versus a loss for fiscal year 2004. In addition, we added $110 million to cash and short-term investments during fiscal year 2005, ending with a total of $362.7 million in cash and short-term investments on the balance sheet.

During the year, we broadened our product portfolio significantly and strategically. We introduced two new handheld computers for our keystone mobile professional customers and were rewarded with consistently leading share in the U.S. retail marketplace and elsewhere around the world. The Tungsten T5 handheld, introduced in October 2004, succeeded the Tungsten T3. It has a beautiful high-resolution display that rotates from landscape to portrait at the touch of a button. The Tungsten E2 handheld, introduced in April 2005, replaced its predecessor, the Tungsten E, as the best-selling product in its category. These products continue to feature simple and easy-to-use productivity applications, as well as the ability to create, edit and view Microsoft Word, Excel and other Windows-compatible files, listen to music and view pictures and video clips. We built non-volatile memory into all of our products introduced this year, enabling our devices to preserve information even when batteries are removed or exhausted. And we added Bluetooth technology to more of our products as well, which means that, using a compatible Bluetooth-enabled mobile phone as a modem, a handheld-computer user can access the Internet or email wirelessly.

In addition, we launched an exciting new type of mobile computing product: the LifeDrive mobile manager. It provides all the features and functionality of our legacy handheld products, and we added a hard drive, new software and WiFi and Bluetooth wireless technologies that permit consumers to download and access huge amounts of digital content — documents, music, photos, videos and email — on the go. The LifeDrive debuted in May 2005 to great reviews, and is showing promise in the marketplace.

Perhaps most importantly, we were able to build on the success and acclaim of our Treo 600 smartphone by launching the Treo 650 in October 2004. The Treo 650 extends the category-defining legacy of our line of Treo smartphones, offering all the features available on the Treo 600 plus innovations such as a higher-resolution screen, removable battery, non-volatile flash memory and Bluetooth connectivity. It runs on GSM and CDMA networks as well as Enhanced Data for Global Evolution, or EDGE, network, a high-speed network now being deployed by GSM carriers around the world. The Treo 650 has received numerous accolades and is the clear category leader, setting the bar for innovation in the smartphone market. The Treo 650 is driving adoption of Palm smartphone products by carriers in the U.S. and around the world. In the fourth quarter of fiscal year 2005 alone, we introduced it to customers of Orange UK, Orange France, Orange Switzerland, TIM in Italy, as well as E-Plus in Germany, Telefonica in Spain and Telstra in Australia. This momentum contributed to a 250 percent increase year over year in smartphone sell-through during the quarter.

Our enthusiasm for the smartphone category reflects not only our successes in fiscal year 2005, but the fact that today less than 2 percent of business people worldwide access their email wirelessly. With the advent of high-speed networks, we expect wireless email usage to skyrocket. We also believe that, in the not-too-distant future, more Google searches will be done while mobile than while tethered to a desktop computer. Faster and more powerful web and wireless email access will surely drive adoption of mobile computing devices generally, and of our leading smartphones in particular.

Consequently, we accelerated our investment both in technology and in talent during fiscal year 2005. We increased our research and development spending by 30 percent year over year, and grew the development team by more than 75 percent. Our level of investment in R&D is now in the range of 8 percent of revenue, a range we feel is necessary and appropriate to capitalize on the opportunity before us. This investment should allow us to meet the forecasted demand for smartphone and other mobile computing products, strengthen our intellectual property position and continue to differentiate our products from other offerings in the marketplace.

As we look forward to fiscal year 2006, we believe we are better positioned than ever to take advantage of the trends in our industry and the tremendous opportunity in our market. As we reiterated throughout 2005, there are three trends driving the momentum in mobile computing. The first is the move from analog to digital content across all forms of media, the driver behind our introduction of the LifeDrive mobile manager category and of multimedia capabilities in many of our products. The second is the evolution of radio technologies and high-speed networks. Advanced network technologies, such as EDGE, UMTS and EVDO, as well as the multiplication of WiFi hotspots, offer the promise of instant access to messaging, email and the Internet and faster access to documents, downloads and other popular media content. The third is the anticipated surge in email use, already the most compelling application today for our smartphone products other than telephony itself. The convergence of these trends, combined with products such as our LifeDrive mobile manager and Treo smartphones, will permit the worldwide professional and consumer populations freedom to be productive and to access their valuable content no matter where their working and everyday lives take them.

During fiscal year 2006, we will continue to focus on revenue growth and consistent profitability, while investing in and strengthening our product engine. We will sharpen our focus on the quality of the customer experience and the adoption of our smartphone products internationally. And look to us to build stronger relationships with our key third-party software partners, such as Good Technology, Intellisync, Microsoft, Seven and Visto, to penetrate the enterprise business with applications, such as email, that provide our customers freedom and choice. Finally, you can expect us to leverage our newly acquired Palm brand across all of our product lines, and to take best advantage of the brand's excellent attributes and strong recognition with our new company name, our new Nasdaq ticker symbol (PALM) and our new logo.

As I look around our company today, it is inspiring to think that Palm and its more than 900 passionate and committed employees make mobile computing products that are changing the way millions of people go about their lives: from catching up on the daily news electronically while waiting in line at an airport, to snapping pictures of the kids at a soccer game and sending the images instantly to relatives across the world; from enabling doctors to access and capture a patient's latest information while making hospital rounds, to providing access to the latest information on drug interaction so that doctors can provide safe prescriptions for their patients. Palm is making a difference.

I am proud to lead Palm and the wonderful people who work here as we continue to build the leading mobile computing company in the world.

Thank you for your ongoing support.

Sincerely,



Edward T. Colligan
President and Chief Executive Officer

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The stockholder communication document accompanying this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, statements regarding our goals and objectives, our intentions regarding our future growth and profitability, the prospects for our products, our ability to drive adoption of our smartphone products, our ability to meet demand for our products, the value and perception of our brand, our ability to leverage our brand, our ability to change people's habits and to make a difference, the quality of our products and our customers' product experience, our research and development investment, our intellectual property position, our ability to differentiate our products, our international expansion, our relationships with third party partners, the mobility of internet access and other computing applications, wireless email usage, the digitization of content, the speed to access content and the effect of various trends on the adoption of mobile computing devices generally and our products in particular and our ability to take advantage of such trends. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially, including, without limitation, the following: fluctuations in the demand for our existing and future products and services and growth in our industries and markets; our ability to forecast demand for our products; our ability to adjust to changing market conditions; our ability to develop and introduce new products and services successfully and in a cost effective and timely manner; our reliance on third parties to design, manufacture, distribute, warehouse and support our products; possible defects in products and technologies developed; our ability to timely and cost-effectively obtain components and elements of our technology from suppliers; our ability to compete with existing and new competitors; our dependence on wireless carriers and ability to meet wireless-carrier certification requirements; our reliance on a concentrated number of significant customers; litigation; our ability to utilize our net operating losses. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in our Annual Report on Form 10-K filed with the SEC on July 29, 2005. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the record date for our 2005 annual meeting of stockholders.

PALM, INC.
950 W. Maude Avenue
Sunnyvale, California 94085
(408) 617-7000

proxy

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON SEPTEMBER 29, 2005

To the Stockholders of Palm, Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Palm, Inc., a Delaware corporation, will be held on September 29, 2005 at 8:00 a.m., local time, at 950 W. Maude Avenue, Sunnyvale, California 94085, for the following purposes:

1. To elect three Class III directors to Palm's board of directors to hold office for a three-year term;

2. To ratify the appointment of Deloitte & Touche LLP as Palm's independent public auditors for the fiscal year ending June 2, 2006; and

3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

These items are described more fully in the proxy statement attached to this notice. Please give your careful attention to all of the information in the proxy statement.

The board of directors of Palm has fixed the close of business on August 1, 2005 as the record date for determining which Palm stockholders of record are entitled to receive notice of, and to vote at, the annual meeting and any adjournment or postponement of the annual meeting. Only holders of record of shares of Palm common stock on the record date are entitled to receive notice of and to vote at the annual meeting or any adjournment or postponement of the annual meeting.

Your vote is important. Even if you plan to attend the annual meeting in person, we request that you complete, sign, date and return the enclosed proxy or voting instruction card or, if available, follow the instructions for telephone or Internet voting to ensure that your shares will be represented at the annual meeting if for any reason you are unable to attend. If you do attend the annual meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,



Mary E. Doyle
Secretary

August 15, 2005
Sunnyvale, California

(THIS PAGE INTENTIONALLY LEFT BLANK)

THE PALM ANNUAL MEETING OF STOCKHOLDERS

The proposals set forth in this proxy statement are being solicited by the board of directors of Palm for use at the annual meeting of stockholders to be held on September 29, 2005 at 8:00 a.m., local time, or any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our principal executive offices located at 950 W. Maude Avenue, Sunnyvale, California. Our telephone number is (408) 617-7000.

This proxy statement, the form of proxy and our 2005 annual report will be mailed on or about August 15, 2005 to stockholders of record at the close of business on August 1, 2005. The annual report is not a part of this proxy statement.

General Information

Certain Financial Information. Palm's financial statements and related information are included with the 2005 annual report, which is enclosed with this proxy statement.

Matters to be Voted On. Palm stockholders are being asked to vote on two matters:

- to elect Eric A. Benhamou, Edward T. Colligan and D. Scott Mercer as Class III directors to serve until the 2008 annual meeting of stockholders, which proposal can be found beginning on page 5 of this proxy statement; and
- to ratify the appointment of Deloitte & Touche LLP to serve as Palm's independent public auditors for the fiscal year ending June 2, 2006, which proposal can be found beginning on page 16 of this proxy statement.

Voting Securities. Only stockholders of record as of the close of business on August 1, 2005, the record date, will be entitled to vote at the meeting and any adjournment or postponement thereof. As of the record date, there were 49,717,382 shares of Palm's common stock issued and outstanding. Stockholders may vote in person or by proxy. Each holder of shares of common stock is entitled to one vote for each share of common stock held. There is no cumulative voting in the election of directors.

Solicitation of Proxies. The cost of soliciting proxies will be borne by Palm. In addition to soliciting stockholders by mail and through its regular employees, Palm will request banks and brokers, and other custodians, nominees and fiduciaries, to solicit their customers who have stock of Palm registered in the names of such custodians, nominees and fiduciaries. Palm will reimburse such custodians, nominees and fiduciaries for their reasonable, out-of-pocket costs. Palm may use the services of its officers, directors and others to solicit proxies, personally or by telephone, facsimile or electronic mail, without additional compensation.

Voting of Proxies. All shares represented by valid proxies received prior to the meeting will be voted, and where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. If no choice is indicated on the proxy, the shares will be voted "FOR" all nominees, "FOR" all other proposals described herein and as the proxy holders may determine in their discretion with respect to any other matters that properly come before the meeting. A stockholder giving a proxy has the power to revoke his or her proxy, at any time prior to the time it is voted, by delivering to the Secretary of Palm a written instrument revoking the proxy or a validly executed proxy with a later date, or by attending the meeting and voting in person. If you have instructed a broker or bank to vote your shares by executing a voting instruction card, you must follow the directions received from your broker or bank to change your voting instructions.

Quorum. The required quorum for the transaction of business at the annual meeting is a majority of the votes eligible to be cast by holders of shares of common stock issued and outstanding on the record date. Shares that are voted "FOR," "AGAINST," "WITHHELD FROM" or "ABSTAIN" on a matter, also referred to collectively as votes cast, are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the annual meeting with respect to such matter.

Adjournments. If sufficient votes to constitute a quorum are not received by the date of the annual meeting of stockholders, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Adjournment would require the affirmative vote of the holders of a majority of the outstanding shares of Palm common stock present in person or represented by proxy at the annual meeting. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Abstentions. Abstentions will be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of votes cast with respect to a proposal (other than with respect to the election of directors). Accordingly, abstentions will have the same effect as a vote against a proposal (other than with respect to the election of directors).

Broker Non-Votes. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast with respect to a proposal. Accordingly, broker non-votes will not affect the outcome of the voting on either of the proposals to be voted on at the meeting.

Votes Required

Proposal No. 1. If a quorum is present, the three nominees for Class III directors receiving the highest number of affirmative votes will be elected as Class III directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum but have no other effect under Delaware law.

Proposal No. 2. If a quorum is present, the affirmative vote of a majority of the votes cast is required to ratify the appointment of Deloitte & Touche LLP as Palm's independent public auditors for the fiscal year ending June 2, 2006.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of June 30, 2005, with respect to the beneficial ownership of Palm's common stock by (i) each person who is known to Palm to own beneficially more than 5% of Palm's common stock; (ii) each director and director-nominee of Palm; (iii) the Chief Executive Officer and each other person included in the Summary Compensation Table beginning on page 18 of this proxy statement, referred to in this proxy statement collectively as the named executive officers; and (iv) all current executive officers and directors of Palm as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Shares of Palm's common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2005 are deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of the beneficial owner but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Common Stock Outstanding(3)
FMR Corp. 82 Devonshire Street, Boston, MA 02109	6,279,839(4)	12.7%
AXA Financial, Inc. 1290 Avenue of the Americas, New York, NY 10104	5,525,789(5)	11.2%
Fred Alger Management 111 Fifth Avenue, New York, NY 10003	3,753,181(6)	7.6%
Mark Nelson & Dana Johnson 1481 Sage Canyon Road, St. Helena, CA 94574	3,251,798(7)	6.6%
Celeste S. Baranski	113,558(8)	*
Eric A. Benhamou	238,604(9)	*
R. Todd Bradley	340,544(10)	*
Gordon A. Campbell	23,031(11)	*
Gareth C.C. Chang	19,615(12)	*
Edward T. Colligan	479,665(13)	*
Jean-Jacques Damlamian	18,160(14)	*
L. John Doerr	1,350,250(15)	2.7%
Mary E. Doyle	38,118(16)	*
Donna L. Dubinsky	1,483,911(17)	3.0%
Bruce W. Dunlevie	53,841(18)	*
C. John Hartnett	47,685(19)	*
Michael Homer	26,267(20)	*
D. Scott Mercer	0	*
Kenneth R. Wirt	79,549(21)	*
All current directors and executive officers as a group (17 persons)	6,439,612(22)	12.8%

* Less than 1%.

(1) Unless otherwise noted, the address for the beneficial owners listed in this table is c/o Palm, Inc., 950 W. Maude Avenue, Sunnyvale, California 94085.

(2) To Palm's knowledge, except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(3) Based on 49,530,207 shares of Palm's common stock issued and outstanding as of June 30, 2005.

(4) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2005, including sole voting power with respect to 1,674 shares, shared voting power with respect to none of the shares, sole investment power with respect to 6,279,839 shares and shared investment power with respect to none of the shares.

(5) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2005, including sole voting power with respect to 4,101,020 shares, shared voting power with respect to 788,575 shares, sole investment power with respect to 5,524,644 shares and shared investment power with respect to 1,145 of the shares.

(6) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2004, including sole voting and investment power with respect to 3,753,181 of the shares and shared voting and investment power with respect to none of the shares.

(7) Based on a Schedule 13D/A filed with the Securities and Exchange Commission on April 12, 2004, including sole voting and investment power with respect to 3,251,798 shares and shared voting and investment power with respect to none of the shares.

(8) Includes 101,841 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(9) Includes 178,135 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(10) Includes 316,706 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(11) Includes 22,531 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(12) Includes 19,115 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(13) Includes 444,598 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(14) Represents 18,160 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(15) Represents 1,246,379 shares held by Kleiner Perkins Caufield & Byers VIII, L.P., 72,196 shares held by KPCB VIII Founders Fund, L.P., 1,410 shares held by KPCB Information Sciences Zaibatsu Fund II, L.P., 19,288 shares held by Mr. Doerr and 10,977 shares issuable upon the exercise of options held by Mr. Doerr that are currently exercisable or exercisable within 60 days of June 30, 2005. Mr. Doerr is a general partner of KPCB VIII Associates, L.P., which is a general partner of Kleiner Perkins Caufield & Byers VIII, L.P.

(16) Includes 37,618 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(17) Includes 1,473,621 shares held by Ms. Dubinsky and her spouse as trustees under the Shustek-Dubinsky Family Trust Agreement dated August 1, 2004, 290 shares held by Ms. Dubinsky and 10,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(18) Includes 10,000 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(19) Includes 36,009 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(20) Includes 25,087 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(21) Includes 53,179 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

(22) Includes 967,250 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2005.

proxy

PROPOSAL NO. 1

ELECTION OF THREE CLASS III DIRECTORS

The number of directors authorized by Palm's bylaws, as amended, is currently fixed at ten. Pursuant to resolutions passed by the board of directors, Palm's bylaws will be amended effective at the time of the annual meeting to reduce the authorized number of directors to eight. Palm's bylaws, as amended, provide that the directors shall be divided into three classes, with the classes of directors serving for staggered three-year terms. Class III currently has three members, whose terms currently expire as of the date of the 2005 annual meeting. Two of the three current Class III directors, Jean-Jacques Damlamian and L. John Doerr, have not been nominated for reelection at the 2005 annual meeting and will cease to be members of the board of directors effective as of the 2005 annual meeting. As a result, Palm's board of directors has nominated Edward T. Colligan and D. Scott Mercer, who were appointed to the board of directors during fiscal years 2005 and 2006, respectively, for election by the stockholders at the 2005 annual meeting. Messrs. Colligan and Mercer will resign as Class I and Class II directors, respectively, immediately prior to the 2005 annual meeting, to stand for election as Class III directors.

A stockholder may not cast votes for more than three nominees. The three Class III directors to be elected at the 2005 annual meeting are to be elected to hold office until the 2008 annual meeting or until their successors have been appointed or elected and qualified.

Palm's nominees for election to Class III of the board of directors at the annual meeting are Eric A. Benhamou, Edward T. Colligan and D. Scott Mercer. If a nominee declines to serve or becomes unavailable for any reason (although the board of directors knows of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominee as the board of directors may designate.

Vote Required

If a quorum is present and voting at the annual meeting, the three nominees for Class III directors receiving the highest number of affirmative votes will be elected as Class III directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum but have no other effect under Delaware law. For a description of the treatment and effect of abstentions and broker non-votes, see "Abstentions" and "Broker Non-Votes" under "The Palm Annual Meeting of Stockholders" beginning on page 1 of this proxy statement.

Nominees and Other Directors

The following table sets forth the name and age of each nominee and each director of Palm whose term of office continues after the annual meeting, the principal occupation of each during the past five years and the period during which each has served as a director of Palm. Each nominee is currently serving as a director of Palm.

Nominees for Election as Class III Directors Serving for a Term Expiring in 2008

Name	Principal Occupation During Last Five Years	Age	Director Since
Eric A. Benhamou	**Eric A. Benhamou** has served as the Chairman of our board of directors since September 1999 and served as the Chief Executive Officer from November 2001 until October 2003. Since January 2004, Mr. Benhamou has been Chairman and Chief Executive Officer of Benhamou Global Ventures LLC, an investment company specializing in information technology, which he founded. From September 1990 to December 2000, he served as Chief Executive Officer of 3Com Corporation, a provider of voice and data networking products, services and solutions and the parent company of Palm, Inc. prior to its initial public offering. Mr. Benhamou also serves as Chairman of the boards of directors of Cypress Semiconductor Inc. and 3Com Corporation and is a director of RealNetworks, Inc. and Silicon Valley Bank. He serves on the Executive Committee of TechNet and served on the President's Information Technology Advisory Committee. In addition, he serves on the Stanford University School of Engineering Board of Advisors and as Vice Chairman of the Board of Governors of Ben Gurion University. Mr. Benhamou holds honorary doctoral degrees from Ben Gurion University of the Negev, Widener University, Western University and the University of South Carolina. He holds an M.S. from Stanford University's School of Engineering and a Diplôme d'Ingénieur from Ecole National Supérieure d'Arts et Métiers, Paris.	49	1999
Edward T. Colligan	**Edward T. Colligan** has served as one of our directors since May 2005. Mr. Colligan has served as Chief Executive Officer since May 2005 and as President since June 2004. Mr. Colligan served as interim Chief Executive Officer from February 2005 to May 2005. From October 2003 until June 2004, he served as Senior Vice President and General Manager of Palm's Wireless Business Unit. Prior to joining Palm in October 2003, Mr. Colligan was a co-founder and the President from October 2002 to October 2003 and the Chief Operations Officer from July 2001 to October 2003 of Handspring, Inc., a developer and seller of handheld computers and smartphones. From October 1998 through July 2001, he served as Senior Vice President, Marketing and Sales, of Handspring. Mr. Colligan holds a B.A. in political science from the University of Oregon.	44	2005

Name	Principal Occupation During Last Five Years	Age	Director Since
D. Scott Mercer	**D. Scott Mercer** has served as one of our directors since June 2005. Since May 2005, Mr. Mercer has served as the interim Chief Executive Officer of Adaptec, Inc., a provider of software storage solutions. Mr. Mercer served as a Senior Vice President and Advisor to the Chief Executive Officer of Western Digital Corporation, a supplier of disk drives to the personal computer and consumer electronics industries, from February 2004 to December 2004. Prior to that, Mr. Mercer was a Senior Vice President and the Chief Financial Officer of Western Digital Corporation from October 2001 to January 2004. From June 2000 to September 2001, Mr. Mercer served as Vice President and Chief Financial Officer of Teralogic, Inc., a supplier of semiconductors and software to the digital television industry. Mr. Mercer is also a director of Conexant Systems, Inc., NetRatings, Inc. and Adaptec, Inc. Mr. Mercer holds a B.S. in accounting from California Polytechnic University, Pomona.	54	2005

proxy

Incumbent Class I Directors Serving for a Term Expiring in 2006

Name	Principal Occupation During Last Five Years	Age	Director Since
Gareth C.C. Chang	**Gareth C.C. Chang** has served as one of our directors since July 2001. He has been the Chairman and Managing Partner of GC3 & Associates International, LLC, a private investment and consulting company, since June 2001. Mr. Chang is currently a member of the Advisory Council of Nike Inc. and also serves as a director of Agile Software Corp. Mr. Chang holds a B.S. in mathematics and physics from California State University, Fullerton, and an M.B.A. from Pepperdine University. He also holds an honorary doctoral of science degree from California State University, Fullerton, is currently a visiting professor at Tsinghua University in Beijing, China and is serving on the Public Policy Advisory Board of the University of California, Los Angeles.	62	2001
Bruce W. Dunlevie	**Bruce W. Dunlevie** has served as one of our directors since October 2003. Mr. Dunlevie has been a Managing Member of Benchmark Capital, a venture capital firm, since its founding in May 1995. He served as a director of Handspring, Inc., a developer and seller of handheld computers and smartphones, from October 1998 to October 2003. He is also a director of Rambus, Inc. Mr. Dunlevie holds a B.A. from Rice University and an M.B.A. from the Stanford School of Business.	48	2003

Name	Principal Occupation During Last Five Years	Age	Director Since
Michael Homer	**Michael Homer** has served as one of our directors since February 2000. Mr. Homer was a founder of and, since November 2000, has been Chairman of Kontiki, Inc., a provider of managed delivery systems for enterprise media and document control, and, from November 2000 until November 2003, he was also Chief Executive Officer. From April 1999 to November 2000, Mr. Homer was a Senior Vice President at America Online, an Internet service provider. Prior to Netscape's acquisition by America Online, Mr. Homer held various positions at Netscape, a provider of software, services and website resources to businesses and consumers using the Internet, beginning in October 1994, including Executive Vice President, Sales and Marketing and General Manager of Netscape Netcenter. Mr. Homer is also a director of Opsware Inc. Mr. Homer holds a B.S. from the University of California, Berkeley.	47	2000

Incumbent Class II Directors Serving for a Term Expiring in 2007

Name	Principal Occupation During Last Five Years	Age	Director Since
Gordon A. Campbell	**Gordon A. Campbell** has served as one of our directors since September 1999. Mr. Campbell was the founder and, since 1993, has been President and Chairman of the board of directors of Techfarm, Inc., a company formed to launch technology-based start-up companies. Mr. Campbell also is a director of Bell Microproducts, Inc. and serves as Chairman of the board of directors of 3D/Fx Interactive Inc. Mr. Campbell holds a B.S. in physics from the University of Minnesota.	61	1999
Donna L. Dubinsky	**Donna L. Dubinsky** has served as one of our directors since October 2003. Ms. Dubinsky was a co-founder of and, since March 2005, has been the Chief Executive Officer and Chairman of the board of directors of Numenta, Inc., a developer of computer memory systems. Ms. Dubinsky was a co-founder of Handspring, Inc., a developer and seller of handheld computers and smartphones, where from July 1998 to October 2003 she was the Chief Executive Officer and a director. From July 2002 until September 2002, she also served as the Acting Chief Financial Officer of Handspring, Inc. From July 1992 until July 1998, Ms. Dubinsky served as Chief Executive Officer and was a director of Palm Computing, Inc. Ms. Dubinsky is also a director of Intuit Inc. and Redwood Neuroscience Institute, and a Trustee of the Computer History Museum. She holds a B.A. in history from Yale University and an M.B.A. from the Harvard Graduate School of Business Administration.	50	2003

Class III Directors Not Standing for Re-election

Name	Principal Occupation During Last Five Years	Age	Director Since
Jean-Jacques Damlamian	**Jean-Jacques Damlamian** has served as one of our directors since September 2000. Mr. Damlamian currently consults for several companies on various telecom technology matters and has been a Special Advisor to the Chief Executive Officer of France Telecom since May 2004, when he retired from his position as Senior Vice President, Group Technology and Innovation, which he held from January 2003 until his retirement. From January 1996 until January 2003, Mr. Damlamian served as Group Executive Vice President in charge of the Development Branch of France Telecom. Prior to January 1996, Mr. Damlamian served in various executive positions at France Telecom. Mr. Damlamian also serves on the Nominating Committee of the Internet Corporation for Assigned Names and Numbers. Mr. Damlamian graduated from the Ecole Polytechnique and Ecole Nationale Superieure des Telecommunications and he is a member of the Institute of Electrical and Electronics Engineers (IEEE). Mr. Damlamian is a recipient of the French Legion d'Honneur and the Ordre National du Merite.	63	2000
L. John Doerr	**L. John Doerr** has served as one of our directors since October 2003. He served as a director of Handspring, Inc., a developer and seller of handheld computers and smartphones, from October 1998 to October 2003. He has been a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since September 1980. Mr. Doerr also is a director of Intuit Inc., Amazon.com, Inc., Google, Inc., Homestore, Inc. and Sun Microsystems, Inc. Mr. Doerr holds a B.S.E.E. and an M.E.E. from Rice University and an M.B.A. from the Harvard Graduate School of Business Administration.	54	2003

Board and Committee Meetings

During fiscal year 2005, the board of directors held eight meetings. The board of directors has determined that Messrs. Campbell, Chang, Damlamian, Doerr, Dunlevie, Homer and Mercer are "independent" as defined under the Nasdaq marketplace rules. Mr. Benhamou, as Palm's interim Chief Executive Officer until October 28, 2003, and Ms. Dubinsky, as the former Chief Executive Officer of Handspring (acquired by Palm on October 29, 2003), are not considered "independent" under the Nasdaq marketplace rules. The board of directors has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. The board of directors has adopted written charters for each of the committees, which are available on the Corporate Governance section of our Investor Relations website at http://ir.palm.com.

During fiscal year 2005, the Audit Committee met ten times. Its current members are Gordon A. Campbell, Bruce W. Dunlevie and D. Scott Mercer. Mr. Mercer is the current chairperson. Susan G. Swenson served on the Audit Committee as its chairperson during fiscal year 2005 and through June 16, 2005. Donna L. Dubinsky served on the Audit Committee during fiscal year 2005 and through July 19, 2005. Mr. Dunlevie joined the Audit Committee on July 20, 2005. The Audit Committee, among other things: oversees Palm's auditing, accounting, financial reporting and internal control functions; appoints, compensates, retains, oversees, determines the funding for and evaluates Palm's independent auditors; and monitors the independence of and the audit and non-audit services provided by such independent auditors. The board of directors has determined that Messrs. Campbell, Dunlevie and Mercer are "independent" as defined under the Nasdaq marketplace rules. As discussed above, Ms. Dubinsky is not independent under the Nasdaq marketplace rules, but as permitted as an exceptional and limited circumstance under the Nasdaq requirements, the board of directors carefully considered Ms. Dubinsky's participation on the Audit Committee as well as her accounting and financial expertise and her knowledge of Palm's business and industry and determined that it was in the best interests of Palm and its stockholders that she serve as a member of the Audit Committee. The board of directors has also determined that Mr. Mercer is an "audit committee financial expert," as that term has been defined by the Securities and Exchange Commission. The Audit Committee operated during fiscal year 2005, until April 28, 2005, under a written charter adopted by Palm's board of directors, a copy of which was attached as Annex E to the proxy statement for Palm's 2003 Annual Meeting of Stockholders. The Audit Committee and Nominating and Governance Committee periodically review the Audit Committee charter and recommend changes to Palm's board of directors. On April 28, 2005, the board of directors adopted an amendment and restatement of the Audit Committee charter, a copy of which has been attached to this proxy statement as Annex A. For additional information concerning the Audit Committee, see "Report of the Audit Committee of the Board of Directors," which appears on page 26 of this proxy statement.

During fiscal year 2005, the Compensation Committee met seven times. Its current members are Eric A. Benhamou, Gordon A. Campbell and Bruce W. Dunlevie. Mr. Campbell is the chairperson. Susan G. Swenson served on the Compensation Committee during fiscal year 2005 and through June 16, 2005. Effective as of the Compensation Committee meeting scheduled for September 22, 2005, and in any event prior to the 2005 annual meeting, Messrs. Benhamou and Dunlevie will cease to be members of the Compensation Committee and will be replaced by Michael Homer. The Compensation Committee determines, approves and reports to the board of directors on all elements of compensation for Palm's executive officers, including salaries, bonuses, stock options, benefits and any other compensation arrangements. The board of directors has determined that Messrs. Campbell, Dunlevie and Homer are "independent" as defined under the Nasdaq marketplace rules. As discussed above, Mr. Benhamou is not independent under the Nasdaq marketplace rules, but as permitted as an exceptional and limited circumstance under the Nasdaq requirements, the board of directors carefully considered Mr. Benhamou's participation on the Compensation Committee as well as his knowledge of compensation practices in Palm's geographic market, industry and peer groups and his experience with Palm's business and industry and determined that it was in the best interests of Palm and its stockholders that he serve as a member of the Compensation Committee. For additional information concerning the Compensation Committee, see "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee of the Board of Directors on Executive Compensation" which appear on page 14 and page 28, respectively, of this proxy statement.

During fiscal year 2005, the Nominating and Governance Committee met four times. Its current members are Eric A. Benhamou, Gareth C.C. Chang and Michael Homer. Mr. Chang is the chairperson. Effective after the Nominating and Governance Committee meeting scheduled for September 26, 2005, and in any event prior to the 2005 annual meeting, Mr. Benhamou will cease to be a member of the Nominating and Governance Committee and will not be replaced. The Nominating and Governance Committee focuses on issues relating to the composition and operation of the board of directors and provides assistance to the board of directors in the areas of membership selection, committee selection and rotation practices, evaluation of the overall effectiveness of the board of directors, and review and consideration of developments in corporate governance practices. The board of directors has determined that Messrs. Chang and Homer are "independent" as defined under the Nasdaq marketplace rules. As discussed above, Mr. Benhamou is not independent under the Nasdaq marketplace rules, but as permitted as an exceptional and limited circumstance under the Nasdaq requirements, the board of directors carefully considered Mr. Benhamou's participation on the Nominating and Governance Committee as well as his knowledge of corporate governance issues and practice and experience on numerous boards of directors, including his history with Palm's board of directors and business, and determined that it was in the best interests of Palm and its stockholders that he serve as a member of the Nominating and Governance Committee.

During fiscal year 2005, no directors attended fewer than seventy-five percent (75%) of the aggregate of the total number of meetings of the board of directors held during the period they served as directors and the total number of meetings held by the committees of the board of directors during the period that they served on any such committees.

Consideration of Director Nominees

Stockholder Nominees

The Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for membership on the board of directors as described under "Identifying and Evaluating Nominees for Directors," which appears below. Any stockholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee's name and qualifications for membership on the board of directors. In addition, they should be submitted within the time frame specified under "Stockholder Proposals to be Presented at the Next Palm Annual Meeting" and "Transaction of Other Business at the Palm Annual Meeting" which appear on page 33 of this proxy statement and addressed to: Palm, Inc., 950 W. Maude Avenue, Sunnyvale, California, 94085, Attn: Corporate Secretary.

Director Qualifications

In discharging its responsibilities to nominate candidates for election to the board of directors, the Nominating and Governance Committee endeavors to evaluate, propose and approve candidates with substantial business experience, applicable industry expertise and personal skills in business management, technology, finance, marketing, financial reporting or other areas that may be expected to contribute to an effective board of directors. The Nominating and Governance Committee seeks to assure that the board of directors is composed of individuals who are capable of advising Palm's management on matters related to the current or future business directions of Palm, who represent a broad and diverse range of viewpoints and experience and who have the highest professional and personal ethics consistent with Palm's values and standards. Candidates should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each director must represent the interests of all stockholders.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Candidates may come to the attention of the Nominating and Governance Committee through current members of the board of directors, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee and may be considered at any point during the year. As described above, the Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for the board of directors. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the Nominating and Governance Committee. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with any nominee who is not proposed by a stockholder.

Stockholder Communications with the Board of Directors

We believe that management speaks for Palm, but we also recognize that principles of corporate governance increasingly require that stockholders be given direct access to the board of directors. Any stockholder may communicate directly with members of our board of directors by writing to the Chairman of the board of directors at Palm, Inc., 950 W. Maude Avenue, Sunnyvale, CA 94085, Attn: Corporate Secretary.

Our General Counsel and Corporate Secretary will log and review all such correspondence and regularly (but no less frequently than quarterly) forward to our board of directors a summary of all such correspondence together with copies of any correspondence that, in the opinion of the General Counsel and Corporate Secretary, requires the attention of our board of directors or any of its committees. Any concerns relating to accounting, internal controls or auditing matters will be brought immediately to the attention of the chairperson of our audit committee and handled in accordance with procedures established by our audit committee with respect to such matters. Our directors may at any time review the correspondence log and copies of any or all of the summarized correspondence.

We encourage each of our directors to attend our annual meeting of stockholders. Seven of our ten directors attended our 2004 annual meeting of stockholders.

Compensation of Directors

Members of the board of directors who are not employees of Palm or any subsidiary of Palm, referred to as non-employee directors, receive payments (which have been paid quarterly since September 1999) as follows: members of the board of directors receive an annual retainer of $20,000 each and $4,000 for each full-day meeting of the board of directors that they attend, $2,000 for each half-day meeting of the board of directors that they attend and $1,000 for each meeting of the board of directors of three hours or less that they attend; plus reimbursement of travel expenses for travel by members of the board of directors who reside outside of the local area. Additionally, members of the board of directors who serve on the audit committee receive an annual retainer of $15,000 each, members of the board of directors who serve on the compensation committee receive an annual retainer of $10,000 each, and members of the board of directors who serve on the nominating and governance committee receive an annual retainer of $10,000 each. Members of the board of directors who serve on any such standing committee of the board of directors also receive $4,000 for each full-day committee meeting that they attend, $2,000 for each half-day committee meeting that they attend and $1,000 for each committee meeting of three hours or less that they attend, plus reimbursement of travel expenses for travel by members of such standing committees who reside outside of the local area.

Following the acquisition of Handspring, Inc. by Palm in October of 2003, Ms. Dubinsky, the former Chief Executive Officer of Handspring, became a director of Palm. Palm agreed to pay the costs of COBRA insurance for Ms. Dubinsky for a period of 13 months following consummation of the merger, which, during fiscal year 2005, totaled $6,029.76.

Non-employee directors are eligible to receive stock options under Palm's 2001 Stock Option Plan for Non-Employee Directors, as amended, or referred to as the 2001 Director Plan. Pursuant to the terms of the 2001 Director Plan, upon the distribution of all of the shares of PalmSource, Inc. common stock held by Palm to its then stockholders, proportionate adjustments were made to the number and exercise price of shares subject to outstanding options in order to maintain the intrinsic value of the options. In order that Palm can continue to attract and retain outstanding and highly skilled individuals to serve on its board of directors, at the 2003 Annual Meeting, stockholders approved an amendment to the 2001 Director Plan which adjusted the stock option guidelines under which non-employee directors of Palm are entitled to receive option grants under the 2001 Director Plan.

Under the 2001 Director Plan, each non-employee director who first becomes a non-employee director after October 28, 2003 is automatically granted an option to purchase 28,000 shares of Palm common stock on the date that he or she is first appointed or elected as a non-employee director. Each non-employee director is also automatically granted an option to purchase 14,000 shares of Palm common stock on the date of each annual meeting after October 28, 2003 if he or she is a non-employee director on the date of such annual meeting and has served as such for at least the immediately preceding six months.

In addition to the initial and/or ongoing grants of options described above, a non-employee director may be eligible to receive automatic grants of options based on his or her service as the chairman of a standing committee of the board of directors (which we will refer to in this proxy statement as a committee chair), a member (whether voting or non-voting) of a standing committee of the board of directors (which we will refer to in this proxy statement as a committee member), and/or the chairman of the board of directors. Each non-employee director who was a committee chair on October 28, 2003 was automatically granted an option to purchase 2,500 shares of Palm common stock on that date. Each non-employee director who first becomes a committee chair after October 28, 2003 is automatically granted an option to purchase 2,500 shares of Palm common stock on the date that he or she is first appointed as a committee chair. Each non-employee director who has received an option to purchase Palm common stock by reason of his or her status as a committee chair is also automatically granted an option to purchase 2,500 shares of Palm common stock on the date of each annual meeting after October 28, 2003 if he or she is a committee chair on the date of such annual meeting and has served in such position for at least the immediately preceding six months. A non-employee director is entitled to more than one option award by reason of his or her status as a committee chair to the extent that, on any grant date, he or she is the chairman of more than one standing committee of the board of directors. In addition, each non-employee director who was a committee member on October 28, 2003 was automatically granted an option to purchase 2,000 shares of Palm common stock on that date. Each non-employee director who first becomes a committee member after October 28, 2003 is automatically granted an option to purchase 2,000 shares of Palm common stock on the date that he or she is first appointed as a committee member. Each non-employee director who has received an option to purchase Palm common stock by reason of his or her status as a committee member is also automatically granted an option to purchase 2,000 shares of Palm common stock on the date of each annual meeting after October 28, 2003 if he or she is a committee member on the date of such annual meeting and has served in such position for at least the immediately preceding six months. A non-employee director will be entitled to more than one option award by reason of his or her status as a committee member to the extent that, on any grant date, he or she is a member of more than one standing committee of the board of directors. However, a non-employee director may not receive an option award by virtue of his or her service on any standing committee with respect to which he or she is entitled to receive an option award by virtue of his or her status as the chairman of that committee. Finally, each non-employee director who is the chairman of the board of directors on the date of an annual meeting will automatically be granted an option to purchase 4,000 shares of Palm common stock on that date. Each option granted under the 2001 Director Plan has a maximum term of ten years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. Each option award becomes exercisable in three equal annual installments, beginning on the first anniversary of the date of grant, provided that in each case the non-employee director remains a director on those dates. However, if a change of control (as defined in the 2001 Director Plan) occurs and an optionee ceases to be a non-employee director as an immediate and direct consequence of the change of control, his or her outstanding options will become fully vested and exercisable on the date of the change of control. Also, if an optionee terminates his or her service on the board of directors due to his or her death, his or her outstanding options will immediately vest in full.

During fiscal year 2005, options were granted under the 2001 Director Plan for the following number of shares of Palm common stock and at the exercise prices shown:

2001 Director Plan

Director	Fiscal Year 2005 Options Granted	Per Share Price
Eric A. Benhamou	22,000	$30.44
Gordon A. Campbell	18,500	30.44
Gareth C.C. Chang	16,500	30.44
Jean-Jacques Damlamian	14,000	30.44
L. John Doerr	14,000	30.44
Donna L. Dubinsky	16,000	30.44
Bruce W. Dunlevie	16,000	30.44
Michael Homer	16,000	30.44
Susan G. Swenson	18,500	30.44

Non-employee directors are also eligible for discretionary awards under Palm's 1999 Stock Plan, as amended. During fiscal year 2005, no options to purchase shares of Palm common stock were granted to non-employee directors under the 1999 Stock Plan.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2005, Gordon A. Campbell, Bruce W. Dunlevie and Susan G. Swenson served as members of the Compensation Committee of Palm's board of directors, none of whom is or has been an officer or employee of Palm or any of its subsidiaries. In addition, during fiscal year 2005, Eric A. Benhamou, the Chief Executive Officer of Palm until October 2003, served as a member of the Compensation Committee. None of Palm's executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on Palm's board of directors or Compensation Committee. No member of Palm's board of directors is an executive officer of a company in which one of Palm's executive officers serves as a member of the board of directors or compensation committee of that company.

Through October 2004, Mr. Benhamou was the Chairman of the board of directors of PalmSource, Inc., which licenses to Palm the operating system used in its handhelds and smartphones. In December 2001, Palm entered into a software license agreement with PalmSource which was amended and restated in May 2005. The agreement includes a minimum annual royalty and license commitment of $41.0 million, $42.5 million, $35.0 million, $20.0 million and $10.0 million for the contract years ending December 3, 2005, December 3, 2006, December 3, 2007, December 3, 2008 and December 3, 2009, respectively. Under the software license and source code agreement, Palm incurred expenses of $46.9 million during fiscal year 2005. As of the end of fiscal year 2005, Palm had a payable to PalmSource of $11.1 million under the software license agreement.

In May 2005, Palm acquired PalmSource's 55 percent share of Palm Trademark Holding Company LLC, which owns the Palm trademark. Palm Trademark Holding Company had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. Palm agreed to pay PalmSource $30 million in installments over 3.5 years for its interest in Palm Trademark Holding Company and has granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period.

Palm has a $30.0 million line of credit from Silicon Valley Bank, under an agreement dating from August 28, 2003, as amended, against which Palm had $9.2 million in letters of credit issued as of the end of fiscal year 2005 to cover leases and other arrangements. Eric A. Benhamou, Chairman of Palm's board of directors, became a member of Silicon Valley Bank's board of directors during the third quarter of Palm's fiscal year 2005.

Code of Ethics

Palm has adopted a code of ethics for its directors, officers and other employees. A copy of the Palm Worldwide Code of Business Conduct and Ethics is available on the Corporate Governance section of our Investor Relations website at http://ir.palm.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires Palm's executive officers, directors and persons who beneficially own more than 10% of Palm's common stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Such persons are required by Securities and Exchange Commission regulations to furnish Palm with copies of all Section 16(a) forms filed by such persons.

Based solely on Palm's review of such forms furnished to Palm and written representations from certain reporting persons, Palm believes that all filing requirements applicable to Palm's executive officers, directors and persons who beneficially own more than 10% of Palm's common stock were complied with during fiscal year 2005, with the exceptions noted herein. Neil Scott filed a Form 4 report on June 23, 2004 to report a restricted stock grant received on June 18, 2004, Philippe Morali filed a Form 4 report on June 23, 2004 to report a restricted stock grant received on June 18, 2004, and Donna Dubinsky filed a Form 4 report on March 9, 2005 to report the sale of stock pursuant to a 10b5-1 trading plan on February 23, 2005.

Vote Required

If a quorum is present and voting at the annual meeting, the three nominees for Class III directors receiving the highest number of affirmative votes will be elected as Class III directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum but will have no other effect under Delaware law.

Recommendation of the Palm Board of Directors

The board of directors unanimously recommends that the stockholders vote "FOR" the election of Eric A. Benhamou, Edward T. Colligan and D. Scott Mercer as Class III directors of the board of directors of Palm.

PROPOSAL NO. 2

RATIFICATION OF DELOITTE & TOUCHE LLP

The board of directors of Palm has selected Deloitte & Touche LLP as the independent public auditors of Palm for the fiscal year ending June 2, 2006. Deloitte & Touche LLP served in such capacity for fiscal year 2005. A representative of Deloitte & Touche LLP will be present at the annual meeting, will be given the opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions.

Palm's Bylaws do not require that the stockholders ratify the selection of Deloitte & Touche LLP as Palm's independent registered public accounting firm. However, Palm is submitting the selection of Deloitte & Touche LLP to stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP. Even if the selection is ratified, the board of directors and the Audit Committee of Palm in their discretion may change the appointment at any time during the year if they determine that such a change would be in the best interests of Palm and its stockholders.

Vote Required

The affirmative vote of a majority of the votes cast is required for approval of this proposal.

Recommendation of the Palm Board of Directors

The board of directors unanimously recommends a vote "FOR" ratification of the appointment of Deloitte & Touche LLP as Palm's independent public auditors for the fiscal year ending June 2, 2006.

EXECUTIVE OFFICERS

Set forth below is information concerning our current executive officers and their ages.

Name	Age	Position
Edward T. Colligan	44	President and Chief Executive Officer
Celeste S. Baranski	54	Senior Vice President, Engineering
Mark S. Bercow	44	Senior Vice President, Business Development
Andrew J. Brown	45	Senior Vice President and Chief Financial Officer
Mary E. Doyle	53	Senior Vice President, General Counsel and Secretary
C. John Hartnett	42	Senior Vice President, Americas Sales and Customer Services
Jeffrey C. Hawkins	48	Chief Technology Officer
Kenneth R. Wirt	54	Senior Vice President, Worldwide Marketing and Product Marketing

Edward T. Colligan (See description in Proposal No. 1 above).

Celeste S. Baranski has served as Senior Vice President, Engineering since June 2004. From October 2003 to June 2004, Ms. Baranski served as Vice President, Engineering. Prior to joining Palm in October 2003, from September 1999 until October 2003, Ms. Baranski was Vice President, Engineering of Handspring, Inc., a developer and seller of handheld computers and smartphones. Ms. Baranski holds a B.S. in electrical engineering and an M.S.E.E., both from Stanford University.

Mark S. Bercow has served as Senior Vice President, Business Development since March 2005. Prior to joining Palm, from August 2002 to September 2004, Mr. Bercow was Vice President, Intuit Developer Network of Intuit Inc., a provider of business and financial management solutions. From October 2000 to April 2002, he was Vice President, Marketing and Business Development of Atheros Communications, a developer of semiconductor system solutions for wireless communications products. From March 1996 to October 2000, Mr. Bercow served as Vice President, Strategic Alliances and Platform Development of Palm, Inc. Mr. Bercow holds a B.S. in business administration from California State University, Northridge.

Andrew J. Brown has served as Chief Financial Officer since December 2004. Prior to joining Palm, from February 2004 to July 2004, Mr. Brown was the Chief Financial Officer of Pillar Data Systems, Inc., a provider of software storage solutions. From October 2000 to October 2003, he served as Chief Financial Officer of Legato Systems, a provider of software storage solutions. From July 1998 to September 2000, he held various financial positions, including most recently as Chief Financial Officer, with Adaptec, Inc., a provider of software storage solutions. Mr. Brown holds a B.A. in accounting from Eastern Illinois University.

Mary E. Doyle has served as Senior Vice President and General Counsel since April 2003. From April 2003 until October 2003, she served as Assistant Secretary of Palm, and since October 2003 she has served as Secretary. Prior to joining Palm, from July 1996 to December 2002, Ms. Doyle served as General Counsel and Secretary of General Magic, Inc., a voice application service provider. From January 1997 to September 1998, she served as Vice President of Business Affairs and, from September 1998 to December 2002, she served as Senior Vice President of Business Affairs at General Magic. In December 2002, General Magic filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. Ms. Doyle holds a B.A. in biology and economics from the University of California, Santa Cruz, and a J.D. from the University of California, Berkeley, Boalt Hall School of Law.

C. John Hartnett has served as Senior Vice President, Americas Sales and Customer Services since February 2005. From October 2003 to February 2005, Mr. Hartnett served as Vice President, eCommerce and Accessories. Prior to joining Palm in October 2003, from February 2000 to October 2003, Mr. Hartnett was Executive Vice President, Worldwide Operations, Service, Support and eCommerce of Handspring, Inc., a developer and seller of handheld computers and smartphones. Mr. Hartnett earned a marketing degree through the Marketing Institute of Ireland and a post graduate diploma in finance through the Association of Chartered Certified Accountants. He is also a graduate of the executive management program at Stanford University.

Jeffrey C. Hawkins has served as the Chief Technology Officer of Palm since October 2003. Prior to joining Palm, from July 1998 until October 2003, he was the Chief Product Officer and Chairman of the board of directors of Handspring, Inc., a developer and seller of handheld computers and smartphones. In March 2005, Mr. Hawkins co-founded Numenta, Inc., a developer of computer memory systems, and, since April 2002, he has served as Chairman and Executive Director of the Redwood Neuroscience Institute, a non-profit scientific research organization. He was a founder of Palm, Inc. and from 1992 to 1998 served as its Product Architect and one of its directors. He holds a B.S.E.E. from Cornell University.

Kenneth R. Wirt has served as Senior Vice President of Worldwide Marketing and Product Marketing since June 2004. From July 2003 to June 2004, he served as Senior Vice President and General Manager of the Handheld Business Unit. From February 2003 to July 2003, he served as Senior Vice President, Sales and Marketing. From February 2002 to February 2003, he served as Senior Vice President, Marketing and Product Management, and from July 2001 to February 2002, Mr. Wirt served as Senior Vice President, Marketing. Prior to joining Palm, Mr. Wirt was the founder of and, from February 1999 to December 2000, the Chief Executive Officer of Riffage.com, Inc., a music media company. Mr. Wirt holds a B.A. from the University of Michigan and an M.B.A. from Stanford University.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Executive Compensation

The following table sets forth information concerning the compensation paid by Palm to (i) the current Chief Executive Officer and the former Chief Executive Officer of Palm and (ii) the four other most highly compensated individuals (based on salary and bonus during fiscal year 2005) who were serving as executive officers of Palm at the end of fiscal year 2005. We refer to such individuals collectively as the named executive officers in this proxy statement.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options (#)	All Other Compensation ($)(3)
Edward T. Colligan	2005	474,583	292,963(8)	152,995(9)	215,000	6,780
President and Chief Executive Officer and	2004	145,833	59,500(10)	349,980(11)	425,101	5,325
Director(4)	2003	—	—	—	—	—
Celeste S. Baranski	2005	332,083	92,391	—	80,000	6,841
Senior Vice President,	2004	110,417	6,625	60,145(12)	141,525	3,176
Engineering(5)	2003	—	—	—	—	—
Mary E. Doyle	2005	296,250	104,509	—	20,000	1,435
Senior Vice President, General Counsel and	2004	285,000	96,339	—	43,010	1,435
Secretary(6)	2003	32,385	—	9,729(13)	—	119
C. John Hartnett	2005	230,833	151,955(14)	263,890(15)	34,000	3,421
Senior Vice President, Americas Sales and	2004	87,500	42,658(16)	—	90,244	2,982
Customer Services(7)	2003	—	—	—	—	—
Kenneth R. Wirt	2005	358,750	146,638(17)	931,725(18)	10,000	6,215
Senior Vice President, Worldwide Marketing	2004	326,250	272,451(19)	—	78,852	8,562
and Product Marketing	2003	300,000	21,000	48,450(20)	55,555	5,005
Former Director and Officer:						
R. Todd Bradley	2005	725,683	526,765	—	150,000	1,584,929
Former Chief Executive Officer and	2004	653,333	874,033	514,433(21)	215,052	123,276
Former Director	2003	596,250	86,800	97,000(22)	72,500	128,418

(1) A portion of the bonus earned during a fiscal year may be based in part on performance during the prior fiscal year.

(2) Based on the closing sale price of Palm's common stock as reported on the Nasdaq National Market on June 3, 2005 of $27.50 per share, the dollar value of 85,311 shares of restricted stock outstanding as of June 3, 2005 was $2,345,869, of which 52,584 shares were subject to a right of repurchase by Palm. The restricted stock reported in this column is our common stock and, to the extent we pay dividends on our common stock, those dividends will also be paid on shares of restricted stock.

(3) All other compensation generally includes payment of travel/housing/car, or relocation, expenses, 401(k) matching payments, financial planning costs, group term life insurance premiums and separation payments. With respect to Mr. Colligan: in fiscal year 2005, all other compensation represents $6,000 in 401(k) matching payments and $780 in group term life insurance premiums; in fiscal year 2004, all other compensation includes $5,000 in 401(k) matching payments and $325 in group term life insurance premiums. With respect to Ms. Baranski: in fiscal year 2005, all other compensation includes $5,977 in 401(k) matching payments and $864 in group term life insurance premiums; in fiscal year 2004, all other compensation includes $2,815 in 401(k) matching payments and $360 in group term life insurance premiums. With respect to Ms. Doyle: in fiscal year 2005, all other compensation represents $1,435 in group term life insurance premiums; in fiscal year 2004, all other compensation represents $1,435 in group term life insurance premiums; in fiscal year 2003, all other compensation represents $119 in group

term life insurance premiums. With respect to Mr. Hartnett: in fiscal year 2005, all other compensation includes $2,833 in 401(k) matching payments and $588 in group term life insurance premiums; in fiscal year 2004, all other compensation includes $2,737 in 401(k) matching payments and $245 in group term life insurance premiums. With respect to Mr. Wirt: in fiscal year 2005, all other compensation includes $3,925 in 401(k) matching payments and $2,291 in group term life insurance premiums; in fiscal year 2004, all other compensation includes $6,575 in 401(k) matching payments, and $1,987 in group term life insurance premiums; in fiscal year 2003, all other compensation includes $3,625 in 401(k) matching payments and $1,380 in group term life insurance premiums. With respect to Mr. Bradley: in fiscal year 2005, all other compensation includes $104,339 in relocation allowance, $6,150 in 401(k) matching payments, $32,154 in financial planning expenses, $2,286 in group term life insurance premiums and $1,440,000 in separation payments; in fiscal year 2004, all other compensation includes $104,339 in relocation allowance, $5,000 in 401(k) matching payments, $11,935 in financial planning expenses and $2,002 in group term life insurance premiums; in fiscal year 2003, all other compensation includes $111,468 in relocation allowance, $5,000 in 401(k) matching payments, $10,500 in financial planning expenses and $1,450 in group term life insurance premiums.

(4) Mr. Colligan joined Palm, Inc. as Senior Vice President and General Manager of the Wireless Business Unit in October 2003 upon the merger of Palm, Inc. and Handspring, Inc. and currently serves as President, Chief Executive Officer and a director.

(5) Ms. Baranski joined Palm, Inc. as Vice President, Engineering in October 2003 upon the merger of Palm, Inc. and Handspring, Inc. and currently serves as Senior Vice President, Engineering.

(6) Ms. Doyle joined Palm, Inc. in April 2003 as Senior Vice President and General Counsel and was appointed Secretary in October 2003.

(7) Mr. Hartnett joined Palm, Inc. as Vice President, eCommerce and Accessories in October 2003 upon the merger of Palm, Inc. and Handspring, Inc. and currently serves as Senior Vice President, Americas Sales and Customer Services.

(8) Represents bonuses of $270,733 and commissions in the amount of $22,230 paid in fiscal year 2005.

(9) Represents the dollar value of 5,000 shares of restricted stock granted to Mr. Colligan based upon the closing price of $30.60 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a four-year period.

(10) Represents a bonus of $6,562 and commissions in the amount of $52,938 paid in fiscal year 2004.

(11) Represents the dollar value of 20,000 shares of restricted stock granted to Mr. Colligan based upon the closing price of $17.50 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a two-year period.

(12) Represents the dollar value of 5,000 shares of restricted stock granted to Ms. Baranski based upon the closing price of $12.03 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a two-year period.

(13) Represents the dollar value of 1,000 shares of restricted stock granted to Ms. Doyle based upon the closing price of $9.73 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a two-year period.

(14) Represents bonuses of $54,332 and commissions in the amount of $97,623 paid in fiscal year 2005.

(15) Represents the dollar value of 10,000 shares of restricted stock granted to Mr. Hartnett based upon the closing price of $26.39 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a four-year period.

(16) Represents a bonus of $3,938 and commissions in the amount of $42,658 paid in fiscal year 2004.

(17) Represents bonuses of $113,151 and commissions in the amount of $33,487 paid in fiscal year 2005.

(18) Represents the dollar value of 25,000 shares of restricted stock granted to Mr. Wirt based upon the closing price of $37.27 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a two-year period.

(19) Represents bonuses of $184,687 and commissions in the amount of $87,764 paid in fiscal year 2004.

(20) Represents the dollar value of 2,500 shares of restricted stock granted to Mr. Wirt based upon the closing price of $19.40 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a three-year period.

(21) Represents the dollar value of 3,333 and 26,667 shares of restricted stock granted to Mr. Bradley based upon the closing prices of $25.06 and $16.16 per share of Palm's common stock on the dates of grant, respectively, less the purchase price paid for the stock. Pursuant to Mr. Bradley's separation agreement, all of the shares are fully vested.

(22) Represents the dollar value of 5,000 shares of restricted stock granted to Mr. Bradley based upon the closing price of $19.40 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. Pursuant to Mr. Bradley's separation agreement, all of the shares are fully vested.

Grants of Stock Options

The following table provides information concerning grants of options to purchase shares of Palm's common stock made during fiscal year 2005 to the named executive officers:

Option Grants in Fiscal Year 2005

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)	
Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year 2005(2)	Exercise Price Per Share ($/sh)(3)	Expiration Date	5%($)	10%($)
Edward T. Colligan	215,000	5.34	30.60	10/08/14	4,137,498	10,485,232
Celeste S. Baranski	80,000	1.99	30.60	10/08/14	1,539,534	3,901,482
Mary E. Doyle	20,000	0.50	30.60	10/08/14	384,884	975,370
C. John Hartnett	20,000	0.50	30.60	10/08/14	384,884	975,370
	14,000	0.35	26.39	02/01/15	232,351	588,824
Kenneth R. Wirt	10,000	0.25	30.60	10/08/14	192,442	487,685
Former Director and Officer:						
R. Todd Bradley	150,000	3.72	30.60	10/08/14	2,886,626(5)	7,315,278(5)

(1) All of the options in this table are subject to the terms of Palm's 1999 Stock Plan, as amended. All options are exercisable only as they vest.

(2) Based on a total of options to purchase 4,027,308 shares granted to all Palm employees in fiscal year 2005.

(3) All options were granted at an exercise price equal to the fair market value of Palm's common stock on the date of grant.

(4) Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules, and do not represent Palm's estimate of future stock prices. No gain to an optionee is possible without an increase in stock price, which will benefit all stockholders commensurately. A zero percent gain in stock price will result in zero dollars for the optionee. Actual realizable values, if any, on stock option exercises are dependent on the future performance of Palm's common stock, overall market conditions and the option holders' continued employment through the vesting period.

(5) Mr. Bradley ceased providing services to Palm as of June 3, 2005, at which time his unvested options terminated. His vested options will terminate unless exercised on or prior to September 3, 2005.

Exercises of Stock Options

The following table provides information concerning option exercises during fiscal year 2005 and the exercisable and unexercisable options held by the named executive officers as of the end of fiscal year 2005:

Aggregated Option Exercises in Fiscal Year 2005 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at June 3, 2005(#)		Value of Unexercised In-the-Money Options at June 3, 2005($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward T. Colligan	—	—	419,953	200,148	10,283,141	288,729
Celeste S. Baranski	37,500	978,605	92,041	91,984	1,413,581	255,403
Mary E. Doyle	28,673	644,464	30,394	61,290	505,453	840,916
C. John Hartnett	41,301	513,548	29,375	53,568	316,726	269,649
Kenneth R. Wirt	64,496	1,260,894	44,365	44,883	369,539	582,361
Former Director and Officer:						
R. Todd Bradley	213,857	3,510,322	316,706	—	1,631,363	—

(1) Based on a fair market value of $27.50 per share as of June 3, 2005, the closing sale price per share of Palm's common stock on that date as reported on the Nasdaq National Market.

Employment, Severance and Change of Control Agreements

Palm has entered into management retention agreements with the following named executive officers: Edward T. Colligan, Celeste S. Baranski, Mary E. Doyle, C. John Hartnett and Kenneth R. Wirt. Under Mr. Colligan's, Ms. Baranski's, Ms. Doyle's, Mr. Hartnett's and Mr. Wirt's management retention agreements, his or her outstanding stock options and restricted stock become fully vested if, within 12 months following a change of control (as defined in the management retention agreement), his or her employment is terminated involuntarily by Palm or a successor entity other than for cause (as defined in the management retention agreement), death or disability or is terminated voluntarily by him or her for good reason (as defined in the management retention agreement). Further, the management retention agreements with all of the named executive officers listed above provide that each such officer is entitled to additional severance benefits if, within 12 months following a change of control (as defined in the management retention agreements), the employee's employment is terminated involuntarily by Palm or a successor entity other than for cause (as defined in the management retention agreements), death or disability or is terminated voluntarily by the employee for good reason (as defined in the management retention agreements) and the employee enters into a mutual release of claims with Palm or a successor entity. These severance benefits include a severance payment equal to such employee's annual salary and target bonus, continued company-paid coverage of certain employee benefits for a maximum of two years following his or her termination, pro-rated bonus payment and a tax equalization payment to eliminate the effects of any applicable "golden parachute" excise tax.

In addition, Palm has entered into severance agreements with Edward T. Colligan, Celeste S. Baranski, Mary E. Doyle, C. John Hartnett and Kenneth R. Wirt. Pursuant to the severance agreements, each of these employees is entitled to severance benefits if the employee's employment is terminated involuntarily by Palm other than for cause (as defined in the severance agreements), death or disability (as defined in the severance agreements) or voluntarily by the employee for good reason (as defined in the severance agreements) and the employee enters into a mutual release with Palm, complies with all of the terms of the severance agreement, including the non-solicitation of employees, and does not qualify for payments and benefits under his or her management retention agreement. The severance benefits include a lump-sum payment equal to 100% of annual base salary, one year of accelerated vesting of stock options (excluding any shares that would vest solely or have their vesting accelerate upon the achievement of performance objectives), vesting of one-half of any shares of restricted stock (excluding any shares that vest solely or have their vesting accelerate upon the achievement of performance objectives) and certain employer paid health benefits for one year if the employee elects continuation coverage. Under the terms of the severance agreements, a termination event will not be deemed to have occurred where an individual is employed by a subsidiary of Palm and Palm distributes the securities of such subsidiary to Palm's stockholders.

In July 2001, Palm entered into an offer letter agreement with Kenneth R. Wirt, which provides for: a base annual salary of $275,000, bonus eligibility and a grant of an option to acquire 17,921 shares of Palm common stock (such number of shares is adjusted to give effect to the one-for-twenty reverse stock split of Palm common stock effective as of October 15, 2002 and the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) subject to four year vesting with 25% vesting after the first year and monthly vesting thereafter. In June 2003, Mr. Wirt became the Senior Vice President and General Manger of the Handheld Business Unit, his base annual salary was increased to $330,000 and he became eligible to receive sales incentive compensation. In June 2004, his base annual salary was increased to $360,000.

In April 2003, Palm entered into an offer letter agreement with Mary E. Doyle, which provides for: a base annual salary of $285,000, bonus eligibility and a grant of an option to acquire 57,347 shares of Palm common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003) subject to four year vesting, with 25% vesting after the first year and monthly vesting thereafter. In addition, the offer letter provides for the grant of 1,000 shares of restricted stock, subject to a two year vesting schedule in equal annual installments. In September 2004, her base annual salary increased to $300,000.

In June 2003, in anticipation of Palm's acquisition of Handspring, Inc., Palm entered into an offer letter agreement with Edward T. Colligan, effective as of October 2003, which provides for: a base annual salary of $350,000, bonus eligibility, sales incentive compensation eligibility and a grant of 20,000 shares of restricted stock, subject to a two year vesting schedule in equal annual installments. In May 2005, Mr. Colligan was promoted to Chief Executive Officer, and, effective in June 2005, his annual base salary was increased to $550,000 and his compensation was adjusted to provide for an enhanced bonus potential.

In May 2003, in anticipation of Palm's acquisition of Handspring, Inc., Palm entered into an offer letter agreement with Celeste S. Baranski, effective as of October 2003, which provides for: a base annual salary of $265,000, bonus eligibility and a grant of an option to acquire 45,000 shares of Palm common stock, subject to three year vesting, with 33% vesting after the first year and monthly vesting thereafter. In June 2004, Ms. Baranski was promoted to Senior Vice President, her base annual salary was increased to $335,000 and her compensation was adjusted to provide for an enhanced bonus potential.

In May 2003, in anticipation of Palm's acquisition of Handspring, Inc., Palm entered into an offer letter agreement with C. John Hartnett, effective as of October 2003, which provides for: a base annual salary of $210,000, bonus eligibility and a grant of an option to acquire 45,000 shares of Palm common stock, subject to three year vesting, with 33% vesting after the first year and monthly vesting thereafter. In March 2005, Mr. Hartnett was promoted to Senior Vice President, his base annual salary was increased to $260,000 and his compensation was adjusted to provide for a reduced bonus potential and an enhanced sales incentive compensation potential.

In January 2005, Palm entered into a separation agreement with R. Todd Bradley. Pursuant to the agreement, Mr. Bradley agreed to remain with Palm as the Chief Executive Officer through the end of the third quarter of fiscal year 2005 and as an employee advisor through the end of fiscal year 2005, continued to receive his then current salary, was eligible for his second half of fiscal year 2005 bonus, received separation payments of $1,440,000 and agreed to non-competition and non-solicitation provisions. In addition, as of June 2005, the vesting accelerated on all of Mr. Bradley's unvested shares of Palm restricted stock and a portion of his unvested options to acquire shares of Palm common stock.

In July 2005, Palm entered into a retention agreement with Celeste S. Baranski. Pursuant to the agreement, Ms. Baranski agrees to remain at Palm through a date determined in accordance with the agreement and is entitled to receive a bonus equal to six months of her current annual base salary following that date, and, if she leaves Palm within six months following that date, in place of any other benefits to which she might be entitled, she will receive a payment equal to one year of her current annual base salary, accelerated vesting of all unvested stock options and shares of restricted stock and certain employer paid health benefits for one year if she elects continuation coverage.

Palm's 1999 Stock Plan, as amended (the "1999 Stock Plan"), provides that in the event of Palm's merger with or into another corporation or the sale of substantially all of Palm's assets, the successor corporation may assume or substitute an equivalent award for each outstanding option or stock purchase right. If following such an assumption or substitution, the holder of an option or stock purchase right is terminated without cause within 12 months following a change of control (as defined in the 1999 Stock Plan), then the vesting and exercisability of 50% of the then unvested shares of common stock of Palm subject to his or her option or stock purchase right will accelerate. If the outstanding options or stock purchase rights are not assumed or substituted for in connection with a merger or sale of assets, the administrator of the 1999 Stock Plan will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

Under Palm's 1999 Employee Stock Purchase Plan, as amended, in the event of Palm's merger with or into another corporation or the sale of all or substantially all of Palm's assets, the successor corporation may assume or substitute an equivalent option for each outstanding option. If the successor corporation does not assume or substitute for the outstanding options, the purchase periods and offering periods then in progress will be shortened by setting a new exercise date, which will be before the merger or sale of assets.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with 3Com Corporation

Subsequent to the date of separation of Palm from 3Com, Palm paid 3Com for certain leased facilities through the first quarter of fiscal year 2004 and for transitional services required while Palm established its independent infrastructure, with transitional services being completed in the third quarter of fiscal year 2002. Palm's Chairman of the Board, Eric Benhamou, is also the Chairman of the Board of 3Com.

Transactions with PalmSource

In December 2001, Palm entered into a software license agreement with PalmSource, Inc. which was amended and restated in May 2005. The agreement includes a minimum annual royalty and license commitment of $41.0 million, $42.5 million, $35.0 million, $20.0 million and $10.0 million for the contract years ending December 3, 2005, December 3, 2006, December 3, 2007, December 3, 2008 and December 3, 2009, respectively. Under the software license and source code agreement, Palm incurred expenses of $46.9 million, $39.5 million and $38.9 million during the fiscal years 2005, 2004 and 2003, respectively. As of the end of the fiscal years 2005 and 2004, Palm had a payable to PalmSource of $11.1 million and $10.0 million, respectively, under the software license agreement. Palm's Chairman of the Board, Eric Benhamou, was also the Chairman of the Board of PalmSource through October 2004.

In May 2005, Palm acquired PalmSource's 55 percent share of Palm Trademark Holding Company LLC, which owns the Palm trademark. Palm Trademark Holding Company had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. Palm agreed to pay PalmSource $30 million in installments over 3.5 years for its interest in Palm Trademark Holding Company and has granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period.

Other Transactions and Relationships

Palm recorded revenues of $7.1 million and $15.8 million during the fiscal years 2005 and 2004, respectively, from certain subsidiaries of the France Telecom Group. Jean-Jacques Damlamian, a current member of Palm's Board of Directors, is the former Senior Vice President, Group Technology and Innovation at France Telecom and is currently a Special Advisor to the Chief Executive Officer of France Telecom. In addition, Palm recorded expenses of approximately $1.0 million and $0.1 million during the fiscal years 2005 and 2004, respectively, primarily for marketing development and mobile telephone services received from subsidiaries of France Telecom Group.

Palm recorded revenues of $28.9 million and $5.3 million during the fiscal years 2005 and 2004, respectively, from T-Mobile USA, Inc. Susan Swenson, a member of Palm's Board of Directors and the chairperson of Palm's Audit Committee until her resignation in June 2005, became the Chief Operating Officer of T-Mobile USA, Inc. in February 2004.

Palm has a $30.0 million line of credit from Silicon Valley Bank, under an agreement dating from August 28, 2003, as amended, against which Palm had $9.2 million in letters of credit issued as of the end of fiscal year 2005 to cover leases and other arrangements. Eric Benhamou, Chairman of Palm's board of directors, became a member of Silicon Valley Bank's board of directors during the third quarter of Palm's fiscal year 2005.

Palm has related party relationships with the following entities with which Palm engages in only nominal amounts of business transactions:

Palm paid fees to RealNetworks in connection with bundling of products, web site referrals and engineering assistance during fiscal year 2005. Eric Benhamou, Chairman of Palm's board of directors, is also a member of RealNetworks' board of directors.

Palm is involved in a co-promotional sales and marketing relationship with Good Technology. Good Technology is a value-added reseller of Palm products. John Doerr, a current member of Palm's board of directors, serves as a member of Good Technology's board of directors and is a partner at Kleiner Perkins Caufield & Byers, which owns more than 10% of the Good Technology stock. Bruce Dunlevie, a current member of Palm's board of directors, also serves as a member of Good Technology's board of directors and is a partner at Benchmark Capital, which owns more than 5% of the Good Technology stock.

Palm purchased software licenses and services from Kontiki, Inc. during fiscal years 2005 and 2004. Michael Homer, a current member of Palm's board of directors, is the Chairman of Kontiki, Inc. Bruce Dunlevie, a current member of Palm's board of directors, is a partner at Benchmark Capital, which owns more than 10% of the Kontiki stock.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the board of directors has:

- reviewed and discussed the audited financial statements with Palm's management;
- discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented;
- received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented; and
- discussed with the independent auditors the independent auditors' independence.

Based on such review and discussions, the Audit Committee recommended to the board of directors that the audited financial statements be included in Palm's Annual Report on Form 10-K for fiscal year 2005.

THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

D. Scott Mercer
Gordon A. Campbell
Bruce W. Dunlevie

AUDIT AND RELATED FEES

In September 2002, the Audit Committee of Palm's board of directors adopted policies and procedures for pre-approving all audit and permissible non-audit services performed by Deloitte & Touche LLP. Under these policies, the Audit Committee pre-approves the use of audit and specific permissible audit-related and non-audit services up to an aggregate dollar limit. All such audit, audit-related, tax and non-audit services provided to Palm by Deloitte & Touche, LLP since September 2002 have been pre-approved by the Audit Committee in accordance with its policies and procedures.

The following table sets forth the audit and related fees for services provided to Palm by Deloitte & Touche LLP for fiscal years 2004 and 2005, respectively.

	Fiscal Year 2004	Fiscal Year 2005
Audit Fees	$1,285,000	$2,081,000
Audit-Related Fees	123,000	0
Tax Fees	101,000	70,000
All Other Fees	—	0
Total	$1,509,000	$2,151,000

Audit Fees

Audit fees include fees billed to Palm by Deloitte & Touche LLP for the audit of Palm's annual financial statements, for the review of the financial statements included in Palm's quarterly reports on Form 10-Q, for statutory audits of Palm's foreign subsidiaries, for assistance with the review of various Securities and Exchange Commission filings and for audit of Palm's internal control over financial reporting.

Audit-Related Fees

There were no audit-related fees billed to Palm by Deloitte & Touche LLP in fiscal year 2005.

Tax Fees

Tax fees include fees billed to Palm by Deloitte & Touche LLP for tax planning and advice and tax return preparation services.

All Other Fees

There were no other fees billed to Palm by Deloitte & Touche LLP in fiscal year 2005.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Summary of Compensation Practices for Executive Officers

Palm designs its compensation program to attract, retain, motivate and reward highly qualified executive officers who are likely to contribute to the long-term success of Palm. Palm's compensation program for all employees includes both cash- and equity-based elements. The Compensation Committee believes that it is important to align compensation with Palm's business objectives and performance and to align incentives for both employees and executive officers with the interests of stockholders in maximizing stockholder value. As a result, Palm emphasizes performance-based compensation in the design of its compensation programs.

Palm strives to make its compensation programs competitive with the marketplace. Palm's executive compensation practices reflect the competition for executive talent and the unique challenges and opportunities facing Palm in the mobile computing market. The Compensation Committee conducts annual reviews of Palm's compensation practices by comparing them to those of peer companies in the high technology community. The Compensation Committee sets objective compensation standards based on these reviews.

Cash Compensation

Salary. The Compensation Committee offers salaries to its executive officers that are competitive with salaries offered by companies of similar size, complexity and market valuation or capitalization in the high technology community, particularly in the Silicon Valley. Palm sets a base salary range for each executive officer, including the Chief Executive Officer, by reviewing the base salary for comparable positions of a broad peer group that compete with Palm in the recruitment and retention of senior personnel. With respect to determining salary and other aspects of executive compensation for fiscal year 2005, Palm used the Radford Executive Compensation survey, including information from more than one hundred public companies in various high technology industries with revenue in a range comparable to Palm's revenue as well as select groups of (i) competitors based on Palm's size, organizational and growth profile and consumer product orientation and (ii) computer peripheral, networking and software companies within the Company's revenue range.

Cash Bonus. In June 2004, the Compensation Committee approved a cash bonus plan for all employees of the Company, including executive officers. The bonus plan provided for semi-annual bonus payments based on the Company's quarterly revenue and operating income, performance measured against individual bonus objectives and bonus targets as a percentage of base salary. Pursuant to the bonus plan and based on Palm's financial performance, bonuses were paid to the executive officers following the second and fourth quarters of fiscal year 2005.

In July 2005, the Compensation Committee approved the fiscal year 2006 bonus plan. This plan provides that cash bonuses will be paid semi-annually to executive officers and other employees based on the achievement of certain revenue, profitability and individual performance objectives. The target bonuses for executive officers for fiscal year 2006 range from 15% to 100% of base salary. Payments to executive officers under the plan may be more or less than a target bonus as a function of Palm's results or individual performance.

Equity-Based Compensation

Palm grants initial or "new-hire" options to executive officers when they first join Palm. In addition, Palm may grant restricted stock, stock appreciation rights, performance shares and performance units to some of its executive officers when they first join Palm. Thereafter, Palm may grant options, restricted stock, stock appreciation rights, performance shares and performance units to each executive officer, including the Chief Executive Officer, based on performance. To date, Palm has granted only options and restricted stock to its executive officers. To enhance retention, options, restricted stock and other securities granted to executive officers are subject to vesting restrictions that generally lapse over two to four years. Options granted by Palm at the then-current fair market value become valuable and exercisable only if the executive officer continues to serve Palm, and the price of Palm's stock subsequently increases.

The number of options, shares of restricted stock and other securities that Palm grants to a particular executive officer upon hire and throughout employment depends on the officer's level of responsibility and a review of stock option and other security grants for comparable positions in a broad peer group of companies. With respect to determining equity compensation for executive officers for fiscal year 2005, Palm used the iQuantic/Mellon High Technology Equity Practices survey for stock option compensation, including information from approximately one hundred public companies in various high technology industries with revenue in a range comparable to Palm's revenue as well as a select group of competitors based on Palm's size, organizational and growth profile and consumer product orientation.

In designing executive compensation for fiscal year 2005, Palm retained outside consultants to provide data necessary to perform a comprehensive assessment of compensation for its Chief Executive Officer and other executive officers. The consultant rendered a report that surveyed competitors' practices, assessed the mix of pay relative to competitive practices and evaluated the linkage between pay and performance. The Compensation Committee considered this information when making compensation decisions for the executive officers.

The Compensation Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code adopted under the Federal Revenue Reconciliation Act of 1993. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for any of the named executive officers, other than compensation that is "performance-based." Palm's performance-based bonus plan permits Palm to pay compensation that is performance-based and thus generally fully deductible by Palm. Since the targeted cash compensation of the majority of the named executive officers is below the $1 million threshold and Palm believes that any options and other securities granted under the 1999 Stock Plan, as amended, will meet the requirement of being performance-based under Section 162(m), the Compensation Committee concluded that Section 162(m) should not materially reduce the tax deductions available to Palm and that no changes to Palm's compensation program were needed in this regard. However, the Compensation Committee may from time to time approve compensation that is not deductible under Section 162(m).

CEO Compensation

During fiscal year 2005 and through the end of the third quarter of fiscal year 2005, Mr. Colligan served as the President of Palm. During the fourth quarter of fiscal year 2005, Mr. Colligan served as the President and interim Chief Executive Officer of Palm and, on May 13, 2005, he became the Chief Executive Officer of Palm. Mr. Colligan's salary of $474,583 in fiscal year 2005 reflected his position, duties and responsibilities as President and interim Chief Executive Officer, but his compensation was not adjusted to reflect his appointment to the Chief Executive Officer position until fiscal year 2006. Palm awarded Mr. Colligan bonuses in July 2004 and December 2004 of $105,000 and $165,733, respectively, as part of the Palm performance-based bonus programs covering the fourth quarter of fiscal year 2004 and the first half of fiscal year 2005. These bonuses were based on a bonus target set as a percentage of Mr. Colligan's salary and, for the fiscal year 2004 bonus, a time-based retention bonus and, for the fiscal year 2005 bonus, his consequent pro rata participation in the semi-annual bonus pool created by the Compensation Committee based on Palm's operating results for the first half of fiscal year 2005. In addition, Mr. Colligan received commissions of $22,230 in fiscal year 2005 based on a target sales incentive payout and Palm's revenue metrics for the fourth quarter of fiscal year 2004. Mr. Colligan's option grant in October 2004 of the right to purchase 215,000 shares of Palm common stock and his restricted stock grant in October 2004 of 5,000 shares reflected his position, duties and responsibilities as well the Committee's perceived retention value of his unvested stock and options.

During fiscal year 2005 and through the end of the third quarter of fiscal year 2005, Mr. Bradley served as Chief Executive Officer of Palm. Mr. Bradley's salary of $725,683 reflected his position, duties and responsibilities during the portion of the fiscal year that he served as Chief Executive Officer and his agreement to remain at the Company as an employee advisor through the end of fiscal year 2005 pursuant to a negotiated separation agreement. His compensation also included his relocation allowances for travel, housing and car, totaling $104,339, his allowance for financial planning services, which totaled $32,154, and a separation payment of $1,440,000. Palm awarded Mr. Bradley bonuses in July 2004 and December 2004 of $165,000 and $361,765, respectively, as part of the Palm performance-based bonus programs covering the fourth quarter of fiscal year 2004 and the first half of fiscal year 2005. These bonuses were based on a bonus target set as a percentage of Mr. Bradley's salary and his consequent pro rata participation in the quarterly and semi-annual bonus pools created by the Compensation Committee based on Palm's operating results for the fourth quarter of fiscal year 2004 and the first half of fiscal year 2005. Mr. Bradley's option grant in October 2004 of the right to purchase 150,000 shares of Palm common stock reflected his position, duties and responsibilities as well as the Committee's perceived retention value of his unvested stock and options. Acceleration of the vesting of all of Mr. Bradley's unvested shares of Palm restricted stock and a portion of his unvested options to acquire shares of Palm common stock was part of his negotiated separation agreement.

THE COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS

Gordon A. Campbell
Eric A. Benhamou
Bruce W. Dunlevie

COMPARISON OF STOCKHOLDER RETURN

Set forth below is a line graph comparing the cumulative total return on Palm's common stock (as adjusted for the 1-for-20 reverse stock split of Palm's common stock effective as of October 15, 2002 and the spin-off of PalmSource, Inc. effective as of October 28, 2003) with the cumulative total return of the S&P 500 Index and the S&P 500 Information Technology Index for the period commencing on June 2, 2000 and ending on June 3, 2005.

proxy

ASSUMES $100 INVESTED ON JUNE 2, 2000 IN PALM COMMON STOCK AND $100 INVESTED ON MAY 31, 2000 IN THE S&P 500 INDEX AND THE S&P 500 INFORMATION TECHNOLOGY INDEX—INCLUDING REINVESTMENT OF ANY DIVIDENDS



$120
$100
$80
$60
$40
$20
$0
6/2/2000
6/1/2001
5/31/2002
5/30/2003
5/28/2004
6/03/2005
Palm, Inc.
S&P 500 Information Technology Index
S&P 500 Index

	Cumulative Total Return					
	June 2, 2000(1)	June 1, 2001	May 31, 2002	May 30, 2003	May 28, 2004	June 3, 2005
Palm, Inc.	$ 100	$24	$ 7	$ 3	$ 7	$ 9
S&P 500 Index	$ 100(2)	$90(2)	$77	$71	$84	$90
S&P 500 Information Technology Index	$ 100(2)	$53(2)	$37	$35	$43	$43

(1) The initial measurement point for the performance graph assumes a $100 investment in Palm's common stock on June 2, 2000 and in the S&P 500 Index and S&P 500 Information Technology Index on May 31, 2000. In addition, the cumulative total returns assume the reinvestment of any dividends.

(2) Historically, the cumulative total return information for the S&P 500 Index and the S&P 500 Information Technology Index was only available at the end of each month, and, therefore, no data points were available for June 2, 2000 or June 1, 2001. Accordingly, the data points on the graph for the S&P 500 Index and the S&P 500 Information Technology Index on June 2, 2000 and June 1, 2001 reflect the cumulative total returns as of May 31, 2000 and May 31, 2001, respectively.

EQUITY COMPENSATION PLANS

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes Palm's equity compensation plans as of June 3, 2005:

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,277,706(1)	$25.81	5,321,150(2)(3)
Equity compensation plans not approved by security holders	—	—	—
Total	6,277,706	$25.81	5,321,150

(1) This number of shares does not include outstanding options to purchase 974,036 shares of Palm common stock assumed through various mergers and acquisitions. At June 3, 2005 these assumed options had a weighted average exercise price of $9.89 per share. Except for shares of Palm common stock underlying the options outstanding under the plans assumed through such mergers and acquisitions, there are no shares of Palm common stock reserved under these plans, including shares for new grants. In the event that any such assumed option is not exercised, no further option to purchase shares of Palm common stock will be issued in place of such unexercised option. However, Palm does have the authority, if necessary, to reserve additional shares of Palm common stock under these plans to the extent such shares are necessary to effect an adjustment to maintain option value, including intrinsic value, of the outstanding options under these plans in specific circumstances; for example, the PalmSource, Inc. spin-off.

(2) This number of shares includes 2,783,773 shares of Palm common stock reserved for future issuance under our 1999 Employee Stock Purchase Plan, as amended (the "1999 ESPP"), 2,015,614 shares of Palm common stock reserved for future issuance under the 1999 Stock Plan, as amended (the "1999 Stock Plan"), and 521,763 shares of Palm common stock reserved for future issuance under the 2001 Director Plan.

(3) The 1999 Stock Plan also provides for annual increases on the first day of each fiscal year in the number of shares available for issuance under the 1999 Stock Plan equal to 5% of the outstanding shares of Palm common stock on such date, or a lesser amount as may be determined by the Palm board of directors. In addition, the 1999 ESPP provides for annual increases on the first day of each fiscal year in the number of shares available for issuance under the 1999 ESPP equal to the lesser of 2% of the outstanding shares of Palm common stock on such date, 739,791 shares or the amount determined by the Palm board of directors.

DELIVERY OF DOCUMENTS TO PALM STOCKHOLDERS SHARING AN ADDRESS

Certain Palm stockholders who share an address are being delivered only one copy of this proxy statement and Palm's 2005 annual report unless Palm or one of its mailing agents has received contrary instructions.

Upon the written or oral request of a Palm stockholder at a shared address to which a single copy of this proxy statement and 2005 annual report were delivered, Palm will promptly deliver a separate copy of such documents to the requesting Palm stockholder. Written requests should be made to Palm, Inc., Attention: Investor Relations, 950 W. Maude Avenue, Sunnyvale, California 94085 and oral requests may be made by calling Investor Relations of Palm at (408) 617-7300. In addition, Palm stockholders who wish to receive a separate copy of Palm's proxy statements and annual reports in the future should notify Palm either in writing addressed to the foregoing address or by calling the foregoing telephone number.

Palm stockholders sharing an address who are receiving multiple copies of Palm's proxy statements and annual reports may request delivery of a single copy of such documents by writing Palm at the address above or calling Palm at the telephone number above.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT PALM ANNUAL MEETING

Proposals of Palm stockholders that are intended for inclusion in Palm's proxy statement relating to the 2006 annual meeting of the stockholders of Palm must be received by Palm at its offices at 950 W. Maude Avenue, Sunnyvale, California 94085, Attn: Corporate Secretary not later than April 17, 2006 and must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals in order to be included in Palm's proxy statement for that meeting. Stockholder proposals that are not intended to be included in Palm's proxy materials for such meeting but that are intended to be presented by the stockholder from the floor are subject to the advance notice procedures described below under "Transaction of Other Business at the Palm Annual Meeting."

TRANSACTION OF OTHER BUSINESS AT THE PALM ANNUAL MEETING

At the date of this proxy statement, the only business that the board of directors of Palm intends to present or has received notice that others will present at the annual meeting is as set forth above. If any other matter or matters are properly brought before the annual meeting, or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

Any stockholder may present a matter from the floor for consideration at a meeting so long as certain procedures are followed. Under Palm's bylaws, as amended, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received by, Palm not later than 90 days prior to the annual meeting of stockholders (under the assumption that each succeeding annual meeting of stockholders will occur no more than 30 days before or after the anniversary date of the most recent annual meeting of stockholders). In the case of the 2006 annual meeting of stockholders, notice must be delivered to, or mailed and received by Palm by July 1, 2006. Any notice of a stockholder proposal received by Palm after such date will be considered untimely. The stockholder's notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting; (b) the name and address, as they appear on Palm's books, of the stockholder proposing such business; (c) the class and number of shares of Palm that are beneficially owned by the stockholder; (d) any material interest of the stockholder in such business; and (e) any other information that is required to be provided by such stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

VOTING BY INTERNET OR TELEPHONE

For shares of common stock that are registered in the name of the stockholder directly with EquiServe Trust Company, N.A., you may vote in person, by returning the enclosed proxy card or by Internet or telephone. Specific instructions to be followed by any registered stockholder interested in voting by Internet or telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that stockholders' instructions have been properly recorded.

For shares of common stock that are beneficially owned by a stockholder and held in "street name" through a bank or brokerage (if such stockholder's shares are registered in the name of a bank or brokerage), the stockholder may be eligible to vote such shares electronically by Internet or telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program, which provides eligible stockholders who receive a paper copy of Palm's proxy statement and annual report the opportunity to vote by Internet or telephone. If your bank or brokerage firm is participating in ADP's program, your voting form from the bank or brokerage will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the paper proxy card in the self-addressed, postage paid envelope provided.

Stockholders voting via the Internet or telephone should understand that there may be costs associated with Internet or telephone access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

proxy

palmOne, Inc.
Charter of the Audit Committee
of the Board of Directors

(Amended and Restated Effective as of April 28, 2005)

Purpose

The purpose of the Audit Committee (the "Audit Committee") of the Board of Directors (the "Board of Directors") of palmOne, Inc. (the "Company") shall be to: (a) oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company; (b) assist the Board of Directors in oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the registered public accounting firm's qualifications, independence and performance, and (iv) the Company's internal accounting and financial controls; (c) prepare the report that the rules of the Securities and Exchange Commission ("SEC") require to be included in the Company's proxy statement for the annual meeting of the Company's stockholders; (d) provide the Company's Board of Directors with the results of its monitoring and recommendations derived therefrom; and (e) provide to the Board of Directors such additional information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require the attention of the Board of Directors. In addition, the Audit Committee will undertake those specific responsibilities listed below and such other duties or responsibilities as the Board of Directors may from time to time prescribe.

Membership

The Audit Committee shall be composed of at least three directors of the Company. The members of the Audit Committee will be appointed by the Nominating and Governance Committee of the Board of Directors and will serve at the discretion of the Board of Directors. All of the members must meet the qualification and other applicable requirements, including, without limitation, the rules of the SEC and the Nasdaq Stock Market, as such rules and applicable legal requirements may change from time to time. The members of the Audit Committee are to be independent as determined in accordance with applicable law, including the Sarbanes-Oxley Act of 2002 (the "Act") and the rules and regulations of the SEC promulgated thereunder, and the rules of the Nasdaq Stock Market, except as otherwise permitted by applicable law and the rules of the Nasdaq Stock Market. In addition, in accordance with the rules of the Nasdaq Stock Market, each member of the Audit Committee must be able to read and understand fundamental financial statements (including a company's balance sheet, income statement and cash flow statement), and at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive officer or chief financial officer or other senior officer with financial oversight responsibilities. At least one member of the Audit Committee shall be an "audit committee financial expert" (as such term is defined by SEC rules).

Responsibilities

The responsibilities of the Audit Committee shall include the following:

1. Review the Company's internal audit plan, the results of each internal audit, and review the appointment and replacement of the senior internal auditing executive.

2. Review the registered public accounting firm's proposed audit scope, approach and independence.

3. Appoint, compensate, retain, oversee, determine the funding for, evaluate and, where appropriate, replace the registered public accounting firm (including attempting to resolve disagreements

between management and the registered public accounting firm) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services and to comply with Section 301 of the Act and the rules and regulations promulgated by the SEC thereunder. Such registered public accounting firm shall report directly to the Audit Committee.

4. Pre-approve all audit and permissible non-audit services provided to the Company by the registered public accounting firm (or subsequently approve and ratify non-audit services in those circumstances where a subsequent approval is necessary and permissible); in this regard, the Audit Committee shall have the sole authority to approve the hiring and firing of the registered public accounting firm, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the registered public accounting firm.

5. Review the results of each audit, including any qualifications of the registered public accounting firm's opinion, any related management letter, any significant suggestions for improvements to management by the registered public accounting firm, management's responses to recommendations made by the registered public accounting firm in connection with the audit, reports submitted to the Audit Committee by the internal auditing department that are material to the Company as a whole, and management's responses to those reports.

6. Review and evaluate the senior members of the registered public accounting firm's team, in particular, the lead audit and reviewing partners.

7. Establish a policy regarding the hiring of current or former employees of the registered public accounting firm.

8. Review on a continuing basis the adequacy of the Company's system of internal controls, including meeting periodically with the Company's management and the registered public accounting firm to review the adequacy of such controls and to review, before release, the disclosure regarding internal control over financial reporting required under SEC rules to be contained in the Company's periodic reports and the attestations or reports by the registered public accounting firm relating to such disclosure. Among other things, these controls must be designed to provide reasonable assurance that the Company's publicly reported financial statements are presented fairly in conformity with generally accepted accounting principles.

9. Consider major changes and other major questions of choice regarding the appropriate auditing and accounting principles and practices to be followed when preparing the Company's financial statements.

10. Review the procedures employed by the Company in preparing published financial statements and related management commentaries.

11. Oversee and review the Company's risk assessment and risk management policies and major financial risk exposures.

12. Obtain a formal written statement from the registered public accounting firm setting forth all relationships between the registered public accounting firm and the Company that, in the registered public accounting firm's judgment, may reasonably be thought to bear on independence, consistent with Independence Standards Board Standard No. 1.

13. Direct the registered public accounting firm to review, before filing with the SEC, the Company's interim and annual financial statements included in Quarterly and Annual Reports on Form 10-Q and Form 10-K, using professional standards and procedures for conducting such reviews.

14. Review any reports submitted by the registered public accounting firm, including the report relating to (i) all critical accounting policies and practices used, (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with manage-

ment, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm, and (iii) other material written communications between the registered public accounting firm and management, such as any management letter or schedule of unadjusted differences.

15. At least annually, obtain and review a report by the registered public accounting firm describing the registered public accounting firm's internal quality control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the registered public accounting firm's firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the registered public accounting firm, and any steps taken to deal with any such issues.

16. Generally discuss earnings press releases as well as financial information and earnings guidance, paying particular attention to the use of "pro forma" or "adjusted" non-GAAP financial information.

17. Oversee compliance with SEC requirements for disclosure of the registered public accounting firm's services and audit committee members, member qualifications and activities.

18. Discuss with the registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as it may be modified or supplemented.

19. Review and discuss with management and the registered public accounting firm the annual audited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operation," prior to filing with the SEC the Company's Annual Report on Form 10-K in which they are included.

20. Review and discuss with management and the registered public accounting firm the quarterly unaudited financial statements and review the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operation" prior to filing with the SEC the Company's Quarterly Reports on Form 10-Q in which they are included.

21. Provide a report in the Company's proxy statement in accordance with the requirements of Item 306 of Regulation S-K and Item 7(e)(3) of Schedule 14A.

22. Serve as a channel of communication between the registered public accounting firm and the Board of Directors and between the senior internal auditing executives and the Board of Directors.

23. Report to the Board of Directors on the Audit Committee's review of the Company's financial statements and any disagreements or significant disputes between management and the registered public accounting firm that arose in connection with the preparation of those financial statements.

24. Review management's oversight of the Company's policies and procedures regarding compliance with law (including the Foreign Corrupt Practices Act) and with significant corporate policies (including the Company's standards and codes of conduct) and make recommendations to the Board of Directors concerning these matters.

25. Meet periodically with management to provide guidance concerning major capital expenditures, infrastructure investments, financial strategies and special projects and other significant financial matters.

26. Review, approve and monitor the Company's codes of ethics and similar codes of conduct.

27. Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements.

28. Oversee and review the Company's policies regarding information technology and management information systems.

29. If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company.

30. Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

31. Perform such other duties as may be requested by the Board of Directors.

32. Review and approve all related party transactions for which audit committee approval is required by applicable law or the rules of the Nasdaq Stock Market.

33. Actively engage in a dialogue with the registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the registered public accounting firm.

34. Take appropriate action to oversee the independence of the registered public accounting firm.

Annual Review

The Audit Committee shall annually review and assess the adequacy of its own charter (including the structure, processes and membership requirements of the Audit Committee) and recommend any proposed changes to the Board of Directors for approval. In addition, the Audit Committee shall annually review its own performance.

Meetings

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

The Audit Committee will meet separately, at least quarterly, with each of management, the internal auditors and the registered public accounting firm to review the financial affairs of the Company.

Outside Advisors

The Audit Committee shall have the authority to engage independent counsel and other advisors, as it deems necessary to carry out its duties. The Company shall provide for the appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board of Directors, for payment of: (i) compensation to any such counsel and other advisors engaged by the Audit Committee; (ii) compensation to the registered public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or performing other audit, review or attest services; and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Minutes

The Audit Committee will maintain written minutes of its meetings.

Reports

In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the Audit Committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the Audit Committee's charter.

Compensation

Members of the Audit Committee shall receive such fees, if any, for their service as Audit Committee members as may be determined by the Board of Directors in its sole discretion. Such fees may include, without limitation, retainers, per meeting fees and fees for service as Chair of the Audit Committee. Fees may be paid in such form of consideration as is determined by the Board of Directors.

Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board of Directors or any committee thereof or as Chairman of the Board of Directors or Chair of any committee of the Board of Directors.

Delegation of Authority

The Audit Committee may form and delegate authority to subcommittees when appropriate. In addition, the Audit Committee may delegate to one or more designated members of the Audit Committee who are independent directors the authority to pre-approve any transaction for which such delegation is permissible under applicable law and the rules of the Nasdaq Stock Market, provided that such pre-approval decision is subsequently presented to the full Audit Committee at its scheduled meetings.

(THIS PAGE INTENTIONALLY LEFT BLANK)

Palm, Inc.

Annual Report
For the Fiscal Year Ended May 31, 2005*

Table of Contents

* Our fiscal year ends on the Friday nearest May 31. For presentation purposes, the periods have been presented as ending on May 31.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

We may make statements in this Annual Report, such as statements regarding our plans, objectives, expectations and intentions that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are identified by the words "believes," "expects," "anticipates," "estimates," "intends," "strategy," "plan," "may," "will," "would" and similar expressions and include, without limitation, statements regarding our intentions, expectations and beliefs regarding mobile computing and communications solutions and the mobile computing and communications market, our leadership position in the mobile computing device market, our ability to grow our business, our corporate strategy, developing market-defining products, capitalizing on industry trends and dynamics, the impact of wireless technology, managing a diversified portfolio of mobile computing products, increasing the adoption of smartphones, the domestic and international market opportunity available to us, market demand for our products, our ability to differentiate our products, attract new customers and drive the upgrade cycle by consumers, competition and our competitive advantages, our ability to build our brand and consumers' awareness of our products, the resources that we and our competitors devote to development, promotion and sale of products, our expectations regarding our product lines, our ability to broaden and expand our wireless carrier relationships, our ability to cause application providers to provide applications for our products, backlog for our products, seasonality in sales of our products, the adequacy of our properties, facilities and operating leases and our ability to secure additional space, reversal of our deferred tax valuation allowance, our net operating loss carryforwards, our belief that our cash and cash equivalents will be sufficient to satisfy our anticipated cash requirements, dividends, our tax strategy, sales of securities under our universal shelf registration statement and the use of proceeds therefrom, the impact of stock option expensing rules and methods and other accounting pronouncements on our results, our operating results, concentration of our credit risk and legal proceedings by and against us. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled "Business Environment and Risk Factors" on page 32 of our Annual Report on Form 10-K filed with the SEC on July 29, 2005. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of our Annual Report on Form 10-K.

BUSINESS

Business Summary

Palm, Inc. is a leading provider of mobile computing and communication solutions. We strive to create devices that make it easy for end users to manage their lives and to access the power of computing wherever they are. We target consumer, business, education and government users around the world. We currently offer the Zire™, Tungsten™, LifeDrive™ and Treo™ lines of mobile computing devices and related add-ons and accessories through a network of wireless carriers and retail and business distributors worldwide.

We hold the leading worldwide market share in handheld computers and are emerging as a key provider of mobile communication and computing, or smartphone, devices by virtue of our critically acclaimed Treo product line.

annual report

In reviewing our historical financial information, including all historical information presented in this Annual Report, investors should be aware that our historical results of operations include results from PalmSource as discontinued operations through October 28, 2003, the date of the PalmSource spin-off and do not include the results of operations of Handspring until October 29, 2003, the date of acquisition. As such, the results are not strictly comparable year to year. Please refer to Notes 3 and 4 to consolidated financial statements for a more detailed description.

Corporate Background

We were incorporated in 1992 as Palm Computing, Inc. In 1995, we were acquired by U.S. Robotics Corporation. In 1996, we sold our first handheld computer, quickly establishing a significant position in the handheld computing industry. In 1997, 3Com Corporation, or 3Com, acquired U.S. Robotics. In 1999, 3Com announced its intent to separate our business from 3Com's business to form an independent, publicly traded company. In preparation for that spin-off, Palm Computing, Inc. changed its name to Palm, Inc., or Palm, and was reincorporated in Delaware in December 1999. In March 2000, Palm sold shares in an initial public offering and concurrent private placements. In July 2000, 3Com distributed its remaining shares of Palm common stock to 3Com stockholders.

In December 2001, Palm formed PalmSource, Inc., or PalmSource, a stand-alone subsidiary for its operating system business. On October 28, 2003, Palm distributed all of the shares of PalmSource common stock held by Palm to Palm stockholders. On October 29, 2003 we acquired Handspring, Inc. and changed our name to palmOne, Inc., or palmOne.

In connection with our spin-off of PalmSource, the Palm Trademark Holding Company, LLC was formed to hold all trade names, trademarks, service marks and domain names containing the word or letter string "palm". In May 2005, we acquired PalmSource's interest in the Palm Trademark Holding Company, LLC, including the Palm trademark and brand. In July 2005, we changed our name back to Palm, Inc., or Palm.

Corporate Strategy

We believe that the future of computing is mobile, and our objective is to be the leader in mobile computing. To achieve this objective, we focus on the following strategies:

- *Develop market-defining products that deliver a great user experience.* Customer requirements and user experience drive our product design and development. We have a long track record of innovation and creating new product categories. We revolutionized handheld computing in 1996 with the launch of the Pilot—the "connected organizer"—that allowed users to synchronize their calendar and contact list with a personal computer. We set the standard in smartphones with Treo, which merges a full feature cellular telephone with a QWERTY keyboard to provide communication, computing and camera applications in a single, compact form factor. In May 2005, we launched LifeDrive, an innovative device that combines the computing power and mobility of a handheld, storage capacity of a hard drive and wireless connectivity. From the original Pilot to today's Zire, Tungsten, LifeDrive and Treo product lines, we have maintained a leading position in our target markets by focusing on the customer and innovation.

- *Capitalize on industry trends.* Infrastructure and technology advancements enable new applications, which we expect will drive increased market demand for our products. The emergence of high-speed wireless data networks fundamentally enhances the utility of a mobile device with wireless capabilities by increasing users' ability to communicate and manage their personal digital information anytime, anywhere. At the same time, underlying device platforms are evolving rapidly. For example, today's mobile computing devices have richer color displays and increased memory and computing power. Wireless data capabilities, the digitization of content and today's advanced device platforms pave the way for new mobile applications, such as those involving email, messaging, office documents, mapping, global positioning systems, or GPS, digital photos, video, music and high bandwidth data applications. By incorporating these new applications into our products and using our software expertise to enhance the total user experience, we intend to differentiate our products, to bring new customers to the category, to capitalize on the trend towards increasingly converged devices and to drive an upgrade path for the millions of people who already own a mobile computing device.

- *Manage a diversified portfolio of mobile computing products.* We are focusing a significant amount of our resources on smartphones, a growing product category. Smartphone products require careful integration of several key features—voice, personal information management, or PIM, digital content and messaging. We bring a unique perspective to this market—combining mobile computing and communications capabilities. To help drive smartphone adoption, we intend to expand the number of smartphones we offer, broaden and expand our carrier relationships, particularly internationally, work closely with application providers to optimize our device platform for wireless applications and market smartphone solutions to our installed base of handheld computing users. At the same time, given our leadership position, we intend to optimize the financial and strategic contribution of our handheld computer products. We will continue to attract first-time buyers, traditional mobile professionals, and digital media enthusiasts with our Zire, Tungsten and LifeDrive handheld product lines. Entry-level handhelds and the LifeDrive mobile manager products increase our addressable market, bringing new people to the category and providing a foundation for future upgrade sales. Furthermore, handheld computers provide presence in the marketplace for our brand and products, scale, revenue diversification, revenue for research and development funding and a technology development platform, that can be leveraged to grow our sales of smartphones.

- *Build our brand.* With the reacquisition of the Palm brand, which has widespread recognition and linkage with mobile computing devices, we intend to build end-users' awareness of our products. We believe that developing a strong Palm brand is key to product differentiation and market leadership.

Products and Services

We sell products in four product lines: Zire, Tungsten, LifeDrive and Treo. The Zire line is primarily designed for consumers, including entry-level and digital media enthusiasts. The Treo and Tungsten lines are primarily designed for business professionals and enterprise users. The LifeDrive line targets both types of end users, with a product that fuses business productivity tools and entertainment applications. These product families span the mobile computing device market.

Our products are differentiated in terms of price, functionality and software applications that are delivered with the device. All of our current products run on the Palm operating system, or OS, and standard software in all of our products includes an address book, date book, clock, to do list, memo pad, note pad and calculator. Other features that can be found in some of our products include:

- wireless communication capabilities, such as Bluetooth, wireless fidelity, or WiFi, Code-Division Multiple Access, or CDMA and Global System for Mobile Communications, or GSM, to enable messaging, email, web browsing and wireless ActiveSync;
- multimedia features, allowing users to capture and view photos, capture and view video clips, watch feature length movies and listen to MP3 music;
- an infrared port for exchanging information between devices;
- a secure digital/multimedia card, or SD/MMC, slot for stamp-sized expansion cards for storage, content and input/output devices;
- data synchronization technology (HotSync) enabling the device to synchronize with desktop applications such as Microsoft Outlook; and
- productivity software, such as DataViz's Documents to Go which allows users to create, view and edit Microsoft Word and Excel files and view and share PowerPoint presentations.

Zire

The Zire's mix of price, functionality and performance has expanded our available market to new users, as indicated by our user registration data. We believe that by making an entry-level product line such as the Zire available, we are driving the adoption of mobile computing devices by consumers who would not otherwise own such a device. This increases revenue and the potential for future upgrade purchases as end users become accustomed to mobile computing technology and demand additional functionality. There are two products in the current Zire family.

The Zire 31 was introduced in April 2004. It is aimed at attracting the first-time buyer who wants a full-featured, low-cost mobile computing device. The Zire 31 is the lowest cost color handheld on the market and features 16 megabytes of memory, MP3 playback with a stereo headphone jack, a five-way navigator to allow access to information with just one hand, PIM applications and an expansion slot that supports SD/MMC and secure digital input/output, or SDIO, expansion cards.

The Zire 72 was also introduced in April 2004. It is a successor to the Zire 71 and is aimed at young professionals who want media, productivity applications and all-around versatility. The Zire 72 features a 1.2 megapixel integrated camera, video capture with audio, MP3 playback with RealOne Mobile Player loaded into read-only memory, or ROM, the ability to listen to stereo quality MP3 and watch video clips using the Kinoma player, Microsoft Office compatibility, 32 megabytes of memory, a five-way navigator, PIM applications, an SD/MMC slot and a 320x320 transflective thin film transistor, or TFT, color display.

Tungsten

Tungsten handhelds craft advanced technologies into pocketable solutions that provide efficient mobile computing experiences for mobile professionals and serious business users. There are two products in the current Tungsten family.

The Tungsten E2 was introduced in April 2005 and is a successor to the original Tungsten E. It is aimed at cost-conscious professionals who require robust power and performance. The Tungsten E2 provides non-volatile, flash memory that protects stored data even if the charge and power run out. With the Tungsten E2, users can create, edit and view Microsoft Word, Excel and other Windows-compatible files as well as listen to MP3s and watch video clips. The Tungsten E2 features a five-way navigator, PIM applications, an SD/MMC slot, a 320x320 transflective TFT color display with touchscreen and 32 megabytes of memory. The Tungsten

E2 has integrated wireless capability using Bluetooth technology, which is a short-range radio technology facilitating data transfer between compatible Bluetooth devices such as mobile phones, laptops, printers, access points and other handhelds. Using a compatible Bluetooth-enabled mobile phone as a modem, a user can access the Internet or email wirelessly.

The Tungsten T5 was introduced in October 2004 and is a successor to the Tungsten T3. It is aimed at professionals who require versatile mobile computing and storage capacity as well as premium power and performance. The Tungsten T5 provides non-volatile, flash memory and can be used as a flash drive with properly equipped computers. It includes a slider design that conceals the Graffiti II writing area, a five-way navigator, an SD/MMC slot, a 320x480 transflective TFT color display which rotates from portrait to landscape with the touch of a button and 256 megabytes of memory. This handheld offers a voice recorder for important memos, PIM applications, and the capacity to create, edit and view Microsoft Word, Excel and other Windows-compatible files as well as the capacity to listen to MP3s, view photos and watch video clips with high-quality sound and video clarity. The Tungsten T5 has integrated wireless capability using Bluetooth technology.

LifeDrive

LifeDrive represents a new category in mobile computing: mobile managers. This category expands the capabilities and functionality of classic handheld computing devices and, by providing hard drive memory and increased storage capacity, permits end users to more fully take advantage of the trend towards digitization of content.

The LifeDrive was introduced in May 2005. The LifeDrive has a 4 gigabyte hard drive with LifeDrive smart file management. It includes a five-way navigator, an SD/MMC slot and a 320x480 transflective TFT color display which rotates from portrait to landscape with the touch of a button. This mobile manager offers wireless email access with attachments, built-in Microsoft Exchange ActiveSync, a web browser, PIM applications, and the capacity to store, create, edit and view Microsoft Word, Excel, PowerPoint and other Windows-compatible files and view Adobe PDF files as well as the capacity to store and listen to MP3s and store and view photos, videos and movies. The LifeDrive has integrated wireless capability using Bluetooth and WiFi.

Treo

Treo smartphones seamlessly combine a full-featured mobile phone and wireless data applications, such as email, messaging and web browsing, in a small, compact, yet easy-to-use device that simplifies both business and personal life by integrating applications typically included in separate devices into one device. Our target customer for the Treo is an individual who would otherwise carry multiple devices such as a cell phone, a laptop or handheld computer. Our smartphones are customized for carrier networks in markets around the world, like Cingular, Sprint Corporation and Verizon Wireless in the United States and Bell Mobility, Orange, Rogers, Telecom New Zealand, Telcel, and Telecom Italia Mobile, or TIM, internationally.

The Treo 600 was first shipped in September 2003 and is an integrated device with a smaller, more phone-like form factor than previous generations of smartphones. The Treo 600 is available in a dual-band CDMA version and a quad-band GSM version. The Treo 600 has the following features: a QWERTY and numeric keyboard, PIM applications, 32 megabytes of memory, a 160x160 color super-twist nematic, or CSTN, backlit color display, a five way navigator for ease of use with one hand, a built-in video graphics array resolution camera, an SD/MMC expansion slot, as well as our Blazer® web browser, messaging and email software.

The Treo 650 was introduced in November 2004. Like the Treo 600, the Treo 650 is available in a dual-band CDMA version and a quad-band GSM version, with the enhancement of Enhanced Data GSM

Environment, or EDGE. The Treo 650 has all of the features of the Treo 600, but has a 320x320 TFT backlit color display, a non-volatile file system (including a removable battery) and Bluetooth.

Add-ons and Accessories

We offer add-ons and accessories to enhance the end user's handheld computer and smartphone experience, including portable keyboards, SD/MMC expansion cards for storage and content, modems and carrying cases. In addition, we provide the ability to purchase and download software applications through a link on our Palm.com website.

Customers

We sell our products to distributors, retailers, e-tailers, resellers and wireless carriers and directly to end users. In fiscal years 2005, 2004 and 2003, our largest customers represented the following percentages of consolidated revenues, respectively:

- Ingram Micro represented 12%, 15% and 19%;
- Sprint represented 11%, 7% and 0%;
- Cingular Wireless/AT&T, shown as a combined entity, represented 11%, 3% and 0%; and
- Verizon Wireless represented 9%, 0% and 0%.

Cingular/AT&T, Sprint Corporation and Verizon Wireless are wireless carriers, and Ingram Micro is a distributor of our products.

Competition

Competition in the mobile computing and communication device market is intense and characterized by rapid change and complex technology. The principal competitive factors affecting the market for our mobile computing devices are functionality, features, operating system, styling, brand, price, availability of third-party software applications, customer and developer support and access to sales and distribution channels. Our devices compete with a variety of mobile devices, including pen- and keyboard-based devices, mobile phones, converged voice/data devices, sub-notebooks and personal computers. Our principal competitors include:

- personal computer companies, such as Acer, ASUSTek, BenQ, Dell, Hewlett-Packard, Medion and MiTac, and consumer electronics companies, such as Garmin, NEC and Yakumo, which also develop and sell handheld computing products, mobile managers and/or smartphone products running on the Palm OS and/or other operating systems, such as Microsoft's Windows Mobile operating system, Linux or proprietary operating systems;
- mobile handset manufacturers, such as High Tech Computer (HTC), Kyocera, LG, Motorola, Nokia, Research in Motion, Samsung, Sanyo, Siemens and Sony-Ericsson, which also develop smartphones, other wireless products and/or mobile managers running on the Palm OS and/or other operating systems, such as Microsoft's Windows Mobile operating system, Linux or proprietary operating systems; and
- a variety of early-stage technology companies.

Some of these competitors, such as HTC, produce smartphones as carrier-branded devices. As technology advances, we also expect to compete with mobile phones without branded operating systems that synchronize with personal computers, as well as ultramobile personal computers and laptop computers with wide area network or data cards and voice over IP, or VoIP, as well as WiFi phones with VoIP.

In addition, our devices compete for a share of disposable income and enterprise spending on consumer electronic, telecommunications and computing products such as MP3 players, Apple's iPod, media/photo views, digital cameras, personal media players, handheld gaming devices, GPS devices and other such devices.

Many of our competitors have significantly greater financial, technical and marketing resources than we do. They also may devote greater resources to the development, promotion and sale of their products than we do.

We believe, however, that we compete favorably with respect to some or all of the competitive factors affecting the mobile computing device market, which is reflected by our greater installed base of handheld computing users, leading handheld computing market share and strong brand recognition across all of our product lines.

Sales and Marketing

We sell our products to distributors, retailers, e-tailers, resellers, and wireless carriers through our sales force, and directly to end users through our web site at *www.palm.com* and our Palm retail stores in the United States.

For our handheld computing products in the United States, retailers represent our largest sales channel and include national and regional office supply stores, computer superstores, consumer electronics retailers and mass merchants. Distributors represent our second largest United States sales channel and generally sell to both traditional and Internet retailers and resellers, including enterprise and education resellers. Internationally we sell our products primarily through distributors. We have over 100 international distributors covering Europe, Latin America, Canada, Asia Pacific, the Middle East and South Africa. These distributors sell primarily to retailers and resellers.

For our smartphone products, wireless carriers collectively represent our largest sales channel, particularly in the United States. We also sell smartphones through distribution partners, particularly in Asia Pacific, Canada, Europe and Latin America where the distributors may customize our products for each country or region. In each of our product and geographic markets, there is significant concentration in the channel providers that reach a majority of our end users. These major carriers and retailers have a strong influence over the visibility and promotion of our products as well as co-marketing dollars. In the case of smartphones, our end users rely on carriers for access and the quality, price and services that those carriers offer and often choose their phones based on what their chosen carrier offers. We have worked to develop strong relationships with a variety of wireless carriers around the world. Some of our carrier relationships include Cingular, Earthlink, Sprint, T-Mobile and Verizon in the United States, Bell Mobility and Rogers in Canada, Orange, movistar ES and TIM in Europe, Telcel and Vivo in Latin America and New Zealand Telecom, Singtel Group and Telus in the Asia Pacific region. We work with carriers in different ways, depending on each carrier's unique situation and requirements. Some of these relationships include co-development, product customization for the carrier's network, systems integration or joint marketing and sales. Other carriers typically purchase non-customized Treos either from us directly or from a Palm distributor. In addition, most of the carriers with whom we work offer end-user rebates on their sales of our smartphones that benefit the sale and marketing of our products.

We use our Palm.com webstore as a direct sales channel to sell our products and third-party products, focusing particularly on our existing customer base. We accomplish this through e-marketing campaigns and product bundles. When we sell a Treo smartphone through our website, we may have the opportunity to earn bounties from carriers if the Treo smartphone customer also purchases a voice or data plan. We also offer a wide array of software titles on the Software Connection website which can be accessed from the Palm.com webstore.

We build awareness of our products and brands through mass-media advertising, targeted advertising, public relations efforts, in-store promotions and merchandising, retail advertising and our branded Internet properties. We engage in direct marketing through mailings, email and promotions to users in our customer database. Our Palm retail stores are generally located in major airports and shopping malls in the United States to target mobility-conscious end users. We also receive feedback from our end users and our channel customers through market research. We use this feedback to refine our product development efforts and to develop strategies for marketing our products.

Customer Service and Support

For our smartphone products, our carrier partners generally handle first line support. For our handheld computing and mobile manager products and for first line support for some carriers and for all escalation support, we provide customer support through outsourced service providers as well as our internal customer service personnel.

Individual customers have access to an Internet-based repository for technical information and troubleshooting techniques. They also can obtain support through other means such as the Palm website, web forums, email and telephone support.

We warrant that our products will be free of defect for 90 to 365 days after the date of purchase, depending on the product. In Europe we are required by law in some countries to provide a two-year warranty for certain defects. We contract with third parties to handle warranty repair.

Research and Development

Our products are initially conceived, designed, developed and implemented through the collaboration of our internal engineering, marketing and supply chain organizations. We focus our product design efforts on both improving our existing products and developing new products. We intend to continue to employ a customer-focused design approach to provide innovative products that respond to and anticipate customer needs for functionality, mobility, simplicity, style and ease of use.

We either create internally or license from third parties technologies required to support product development. Our internal staff includes engineers of many disciplines, including software engineers, electrical engineers, mechanical engineers, radio specialists, quality engineers, manufacturing process engineers and user interface design specialists. Once a product concept is initiated and approved, we create a multi-disciplinary team to complete the design of the product and transition it into manufacturing. We often utilize Original Design and Manufacturers, or ODMs, to design, develop and manufacture our products, after we have internally completed product definition. All of our hardware is developed and manufactured by a limited number of ODMs, including HTC for our smartphones and Inventec Appliance Corp. for handheld computing devices, including our mobile manager.

Although hardware is the most visible aspect of our products, we provide most of the value to our products through software development and integration of the software with the hardware. This software development is aimed at enhancing and extending the platform software and integrating and innovating on application software functionality.

All of our devices must receive approval from relevant governmental agencies, such as the Federal Communications Commission, or FCC, in the U.S. Our Treo smartphones also typically are required to pass individual carrier certification requirements before they may be operated on a carrier's network. In addition, our GSM communicators must receive certification from the Global Certification Forum, or GCF, and our CDMA communicators must receive certification from the CDMA Development Group, or CDG. We have established an internal certification team and carrier certification processes, including early testing, to facilitate our ability to meet these certification and standards requirements.

Our research and development expenditures totaled $89.8 million, $69.4 million and $70.2 million in fiscal years 2005, 2004 and 2003, respectively.

Manufacturing and Supply Chain

We outsource the manufacturing of our products to third-party manufacturers. This outsourcing extends from prototyping to volume manufacturing and includes activities such as material procurement, final assembly, test, quality control and shipment to distribution centers. Today the majority of our products are currently assembled in China and Taiwan by a limited number of ODMs. We have also entered into an agreement with a third party manufacturer to manufacture our products in Brazil for distribution in Brazil. Distribution centers are operated on an outsourced basis in North Carolina, Ireland and Hong Kong.

The components that make up our products are purchased from various vendors, including key suppliers such as Intel and Texas Instruments, which supply microprocessors, Sony and Sharp, which supply displays, and Hitachi and Seagate, which supply hard drives. Some of our components, including radio modules, power supply integrated circuits, cameras and certain discrete components, are currently supplied by sole source suppliers.

Backlog

Orders for our handheld computing and mobile manager products are generally placed on an as-needed basis, and products are shipped as soon as possible after receipt of an order, usually within one to four weeks. Handheld computing product orders may be cancelled or rescheduled by the customer without penalty. Consequently, we rarely carry backlog on our handheld product unless we are in a new product launch period and have constrained supply.

Carriers purchase our smartphone products through negotiated contracts, each of which is unique. Generally, the terms of sale include purchase commitments up front if a carrier requires smartphones that are customized to its network. While the terms and conditions of sale with each carrier vary, cancellations are generally limited and may carry penalties.

The backlog of firm orders on our smartphone products was $213.8 million as of May 31, 2005, compared to $86.0 million as of May 31, 2004. There is not a comparable amount of firm order backlog at the end of fiscal year 2003 because the Treo smartphone product line was acquired in October 2003 at the time of the Handspring acquisition.

Seasonality

Our Zire and Tungsten handheld computing lines are affected by seasonality. Thus, associated revenues are generally sequentially higher in the second quarter of our fiscal year, as distributors and retailers purchase product in anticipation of the December holiday selling season. We also experience smaller positive effects on revenue in the first and fourth quarters of our fiscal year, as distributors and retailers purchase product in anticipation of the back-to-school and the Father's Day and graduation selling seasons, respectively. The timing of our new product launches also contributes to fluctuations in our revenue. We typically introduce new products in the fall and in the spring, which historically has contributed to higher revenue in the second and fourth fiscal quarters, respectively.

To date, we have not seen meaningful seasonal variations in customer demand for Treo smartphones. This contrasts with our experience of selling handheld computers. We attribute this lack of seasonality for our smartphones to three factors. First, the smartphone category has been growing rapidly which may mask any potential seasonality. Second, smartphone sales volumes are influenced by carrier adoption and the release and timing of specific carrier versions which could occur at any time during the fiscal year. Third, our smartphones are sold at higher prices than handheld computers and holiday seasonality typically affects demand for lower priced products.

Intellectual Property

We rely on a combination of know-how, patents, trademarks, copyright as well as trade secret laws, confidentiality procedures and contractual restrictions to protect our intellectual property rights.

We file domestic and foreign patent applications to support our technology position and new product development, and we have approximately 150 patents issued to us. Issued patents expire 20 years from the filing date of the corresponding application subject to adjustment by the U.S. Patent and Trademark Office. We are working to increase and protect our rights in our patent portfolio, which is important to our value and reputation. While our patents are important to our business, our business is not materially dependent on any one patent.

Patents relating to the handheld computing and communications industry are being issued and new patent applications are being filed, with increasing regularity. This has resulted in an increasingly high density of patents and related rights that may affect our products. In addition, new and existing companies are increasingly engaging in the business of acquiring or developing patents to assert offensively against companies such as ours. This increases the likelihood that we will be subject to allegations and claims of infringement. We have been named in several infringement lawsuits, described in greater detail in Item 3, Legal Proceedings of our Annual Report on Form 10-K filed with the SEC on July 29, 2005. In addition, as is common in our industry, we obtain indemnification from and agree to indemnify certain of our suppliers and customers for alleged patent infringement.

annual report

We own, directly or indirectly, a number of trademarks, including the PALM, ZIRE, TUNGSTEN, LIFEDRIVE and TREO marks, and we have applications for registration of these marks pending in the United States and foreign jurisdictions. In connection with our acquisition of PalmSource's interest in the Palm Trademark Holding Company, LLC, we provided a four-year transitional license to PalmSource for certain marks containing the word or letter string "palm", including PalmSource and PALM OS. We are working to increase and protect our rights in our trademark portfolio, which is important to our value, reputation and branding.

We also license technologies from third parties for integration into our products. We believe that the licensing of complementary technologies from parties with specific expertise is an effective means of expanding the features and functionality of our products, allowing us to focus on our core competencies. Our most significant license is the Palm OS from PalmSource. We also license conduit software from Chapura, Inc. that allows for synchronization with Microsoft Outlook, encryption technology from Certicom for our Blazer browser, Documents to Go software from DataViz and a variety of other application software technologies. Our Palm OS license requires the payment of royalties and maintenance and support fees to PalmSource. The license agreement extends through November 2009, includes minimum annual payments and is non-exclusive.

Consistent with our efforts to maintain the confidentiality and ownership of our trade secrets and other confidential information and to build our intellectual property rights, we require all of our employees and consultants and certain customers, manufacturers, suppliers and other persons with whom we do business or may potentially do business to execute confidentiality and, where appropriate, invention assignment agreements upon commencement of a relationship with us and typically extending for a period of time beyond termination of the relationship.

Employees

As of May 31, 2005, we had a total of 907 employees, of whom 100 were in supply chain, 344 were in engineering, 298 were in sales and marketing and 165 were in general and administrative activities. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Fiscal Year End

Our fiscal year ends on the Friday nearest May 31. For presentation purposes, the periods have been presented as ending on May 31.

Financial Information about Segments

Prior to the spin-off of PalmSource and the acquisition of Handspring, our business comprised two reporting segments: the Solutions Group business and the PalmSource business. As a result of the PalmSource spin-off, the PalmSource reporting segment was eliminated as of the quarter ended November 30, 2003. The continuing business of Palm operates in one reportable segment which develops, designs and markets mobile computing devices and related accessories, services and software (in thousands):

	Years Ended May 31,		
	2005	2004	2003
Revenues	$1,270,410	$949,654	$ 837,637
Income (loss) from continuing operations	66,387	(10,215)	(417,855)
Loss from discontinued operations	—	(11,634)	(24,727)
Net income (loss)	66,387	(21,849)	(442,582)
	May 31,		
	2005	2004	2003
Total assets	$ 950,032	$787,938	$ 576,626

Financial Information about Geographic Areas

Our headquarters and most of our operations are located in the United States. We conduct our sales, marketing and customer service activities throughout the world. Geographic revenue information is based on the location of the customer. For fiscal years 2005, 2004 and 2003, no single country outside the United States accounted for 10% or more of total revenues (in thousands):

	Years Ended May 31,		
	2005	2004	2003
Revenues:			
United States	$ 848,052	$573,465	$492,512
Other	422,358	376,189	345,125
Total	$1,270,410	$949,654	$837,637

Land not in use, property and equipment, net totaled (in thousands):

	May 31,		
	2005	2004	2003
Land not in use, property and equipment, net:			
United States	$78,155	$78,456	$89,649
Other	1,003	969	1,555
Total	$79,158	$79,425	$91,204

Properties

In July 2005, we moved into and utilize 287,644 square feet of leased space in Sunnyvale, California in two buildings which serve as our corporate headquarters. We also lease research and development and sales and support offices domestically and internationally. We believe that existing facilities are suitable and adequate for our current needs and we are attempting to sublease excess space in certain locations. If we require additional space, we believe that we will be able to secure such space on commercially reasonable terms without undue operational disruption.

We also own approximately 39 acres of land not in use, located in San Jose, California, that was originally acquired with the intent of building our corporate headquarters. In May 2001, with the downturn in the market, and our declining revenues, construction plans were terminated. We have no current plans to develop this land. Given the depressed state of commercial real estate in the San Jose area, we are not actively marketing the land at the present time.

annual report

Available Information

We make available free of charge through our website, *www.palm.com,* our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission, or SEC. These reports may also be obtained without charge by contacting Investor Relations, Palm, Inc., 950 West Maude Avenue, Sunnyvale, California 94085, phone: 1-408-617-7000, email: *investor.relations@palm.com*. Our Internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K. In addition, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 or may obtain information by calling the SEC at 1-800-SEC-0330. Moreover, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding reports that we file electronically with them at *http://www.sec.gov.*

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has traded on the Nasdaq stock market since our initial public offering on March 2, 2000. Our stock symbol is PALM. The following table sets forth the high and low closing sales prices as reported on the Nasdaq stock market for the periods indicated, as adjusted for the PalmSource spin-off effective October 28, 2003.

	High	Low		High	Low
Fiscal Year 2005			**Fiscal Year 2004**		
Fourth quarter	$28.84	$21.43	Fourth quarter	$23.55	$10.47
Third quarter	$44.60	$21.75	Third quarter	$15.26	$ 9.61
Second quarter	$39.75	$26.95	Second quarter	$18.40	$12.40
First quarter	$41.54	$20.31	First quarter	$12.34	$ 8.11

As of July 15, 2005, we had approximately 6,345 registered stockholders of record. Other than the $150 million cash dividend paid to 3Com in March 2000 from the proceeds of our initial public offering, we have not paid and do not anticipate paying cash dividends in the future.

The following table summarizes employee stock repurchase activity for the three months ended May 31, 2005:

	Total Number of Shares Purchased	Average Price Paid Per Share
March 1, 2005—March 31, 2005	1,810	$22.53
April 1, 2005—April, 30, 2005	235	$31.42
May 1, 2005—May 31, 2005	8,556	$27.39
	10,601	$26.65

The total number of shares repurchased includes those shares of Palm common stock that employees deliver back to the Company to satisfy tax-withholding obligations at the settlement of restricted stock exercises and the forfeiture of restricted shares upon the termination of an employee. As of May 31, 2005 approximately 97,000 shares may still be repurchased. We do not have a publicly announced plan to repurchase any of our shares of registered equity securities.

SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended May 31, 2005 have been derived from our audited financial statements and reflect the classification of the operations of Palm's operating platform and licensing business as discontinued operations, as required under accounting principles generally accepted in the United States, as a result of the distribution of shares of PalmSource to our stockholders. While these reclassifications result in changes to certain previously reported amounts, the total and per share amounts of net loss have not changed from the amounts previously reported in our annual report on Form 10-K filed on August 5, 2004. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and notes to those statements included in Items 7 and 8 of Part II of our Annual Report on Form 10-K filed with the SEC on July 29, 2005. Our fiscal year ends on the Friday nearest to May 31. For presentation purposes, the periods have been presented as ending on May 31.

	Years Ended May 31,				
	2005 (1)	2004 (2)	2003 (3)	2002 (4)	2001 (5)
		(in thousands, except per share data)			
Consolidated Statements of Operations Data:					
Revenues	$1,270,410	$949,654	$ 837,637	$1,004,388	$1,533,171
Cost of revenues *	880,358	677,365	625,879	691,534	1,389,134
Operating income (loss)	77,528	(4,080)	(197,932)	(92,564)	(552,980)
Income (loss) from continuing operations	66,387	(10,215)	(417,855)	(65,151)	(343,395)
Loss from discontinued operations	—	(11,634)	(24,727)	(17,017)	(13,081)
Net income (loss)	66,387	(21,849)	(442,582)	(82,168)	(356,476)
Net income (loss) per share—basic:					
Continuing operations	$ 1.37	$ (0.26)	$ (14.38)	$ (2.28)	$ (12.13)
Discontinued operations	—	(0.29)	(0.85)	(0.59)	(0.46)
	$ 1.37	$ (0.55)	$ (15.23)	$ (2.87)	$ (12.59)
Net Income (loss) per share — diluted:					
Continuing operations	$ 1.29	$ (0.26)	$ (14.38)	$ (2.28)	$ (12.13)
Discontinued operations	—	(0.29)	(0.85)	(0.59)	(0.46)
	$ 1.29	$ (0.55)	$ (15.23)	$ (2.87)	$ (12.59)
Shares used in computing per share amounts:					
Basic	48,486	39,686	29,069	28,640	28,307
Diluted	51,290	39,686	29,069	28,640	28,307
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 362,699	$252,451	$ 204,967	$ 265,829	$ 513,386
Working capital	231,060	142,698	133,677	245,181	217,763
Total assets	950,032	787,938	576,626	989,096	1,233,377
Long-term convertible debt	35,000	35,000	35,000	35,000	—
Other non-current liabilities	12,257	1,600	—	—	—
Total stockholders' equity	581,023	491,534	255,786	690,848	734,152

annual report

(1) Includes employee separation costs of $3.1 million recorded for certain of our employees, including our former chief executive officer, for one-time payments, and $0.3 million reported in amortization of intangible assets and deferred stock-based compensation for charges associated with unvested shares of Palm restricted stock and a portion of the unvested options to purchase shares of Palm common stock that had their vesting accelerated in connection with employee separation costs.

(2) Includes results of operations of the acquired Handspring business as of October 29, 2003.

(3) Includes a $219.6 million increase in our valuation allowance to reduce our net deferred tax assets to estimated realizable value, based on estimates and certain tax planning strategies. See Management's Discussion and Analysis of Financial Condition and Results of Operation, Item 7 of Part II of our Annual Report on Form 10-K filed with the SEC on July 29, 2005 for additional details.

(4) During fiscal year 2002, we experienced continued customer demand for the products that had been previously written off in fiscal year 2001 and settled the component purchase commitments for less than the original amount. Accordingly, during fiscal year 2002, we recognized a benefit of $101.8 million reported as cost of revenues—charge (benefit) for special excess inventory and related costs, because we were able to sell approximately $83.0 million of inventory that had previously been written off and to realize approximately $18.8 million from the favorable settlement of non-cancelable component commitments.

(5) In the fourth quarter of fiscal year 2001, we recorded a $268.9 million inventory related charge reported in cost of revenues—charge (benefit) for special excess inventory and related costs. During the first three quarters of fiscal year 2001, we were experiencing high growth rates and product supply constraints, including limited supply of certain key components. As a result we purchased inventory and made purchase commitments with third party suppliers in anticipation of the continuation of this trend. During

the fourth quarter of fiscal year 2001, we experienced a sudden and significant decline in demand for our products. Revenues in the fourth quarter of fiscal year 2001 were $157.6 million compared to revenues of $463.3 million during the third quarter of fiscal year 2001. This rapid and unexpected decline in demand for handheld device products and in revenues resulted in Palm recording a charge totaling $268.9 million consisting of $144.3 million for excess inventory and related tooling costs and $124.6 million of non-cancelable inventory purchase commitments in excess of our forecasted needs. This excess inventory charge was calculated in accordance with our policy, which is based on inventory levels determined to be in excess of anticipated 12-month demand based upon the Company's internal sales and marketing forecasts of product demand and inventory levels in the distribution channel.

* Cost of revenues includes "cost of revenues", "cost of revenues—charge (benefit) for special excess inventory and related costs" and the applicable portion of "amortization of intangible assets and deferred stock-based compensation".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements included in this Annual Report. The amounts reflect the classification of the operations of Palm's operating platform and licensing business as discontinued operations, as required under accounting principles generally accepted in the United States, as a result of the distribution of shares of PalmSource to our stockholders. While these reclassifications result in changes to certain previously reported amounts, the total and per share amounts of net loss have not changed from the amounts previously reported in our annual report on Form 10-K filed on August 5, 2004. Our 52-53 week fiscal year ends on the Friday nearest to May 31. Fiscal year 2005 contained 53 weeks, while fiscal years 2004 and 2003 contained 52 weeks. For presentation purposes, the fiscal years have been presented as ending on May 31. Unless otherwise stated, all years and dates refer to our fiscal years and fiscal periods.

Overview and Executive Summary

Palm, Inc. is a global provider of mobile computing solutions. Our objective is to be the leader in mobile computing. In order to accomplish our objective, we have defined the following strategy: develop market-defining products that deliver a great user experience, capitalize on industry trends, manage a diversified portfolio of mobile computing products and build our brand. During fiscal year 2005, we introduced new innovative products, increased our reported product sell-through, launched our smartphone on numerous carrier networks, acquired unencumbered rights to the Palm brand and returned to profitability.

Management periodically reviews certain key business metrics in order to evaluate our strategy and operational efficiency, allocate resources and maximize the financial performance of our business. These key business metrics include the following:

Revenue—Management reviews many elements to understand our revenue stream. These include supply availability, unit shipments, average selling prices and channel inventory levels. Revenue growth is impacted by increased unit shipments and variations in average selling prices. Unit shipments are determined by supply availability, end-user and channel demand, and channel inventory. We monitor average selling prices throughout the product life cycle, taking into account market demand and competition. To avoid empty shelves at retail store locations and to minimize product returns and obsolescence, we strive to maintain channel inventory levels within a desired range.

Margins—We review gross margin in conjunction with revenues to maximize operating performance. We strive to improve our gross margin through disciplined cost and product life-cycle management, supply/demand management and control of our warranty and technical support costs. To achieve desired operating margins, we also monitor our operating expenses closely to keep them in line with our projected revenue.

Cash flows—We strive to convert operating results to cash. To that effect, we carefully manage our working capital requirements through balancing accounts receivable and inventory with accounts payable. We monitor our cash balances to maintain cash available to support our operating and capital expenditure requirements.

We believe the mobile computing solutions market dynamics are generally favorable to us.

- While the market for handheld computers is maturing, our leadership position and our ability to develop high quality products enable us to produce solid operating performance from this product line. The handheld computing device product line also provides a brand and scale that can be leveraged across our entire product portfolio.

- The emerging high-speed wireless networks which enable true "always-on" connectivity are fueling the growth of the handheld communications device market. With our computing heritage, we are able to work closely with carriers to deploy advanced wireless data applications that take advantage of their recently deployed wireless data networks.

We expect to experience revenue and operating income growth as a result of our smartphone product line. The smartphone market is in its infancy and people are just beginning to understand the personal and professional benefits of being able to access email or browse the web on a smartphone. We expect this market to expand and we expect to capitalize on this expansion.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in Palm's consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for rebates, price protection, product returns, allowance for doubtful accounts, warranty and technical service costs, royalty obligations, goodwill and intangible asset impairments, restructurings, inventory and income taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition,* as amended, and AICPA Statement of Position, or SOP, No. 97-2, *Software Revenue Recognition,* as amended. We recognize revenues from sales of mobile computing devices under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided that the sales price is fixed and determinable, collection of the resulting receivable is probable and no significant obligations remain. For one of our web sales distributors, we recognize revenue based on a sell-through method utilizing information provided by the distributor. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, we reduce revenues for our estimates of liabilities related to these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, channel inventory levels and other related factors. The estimates and reserves for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates.

Revenue from software arrangements with end users of our devices is recognized upon delivery of the software, provided that collection is determined to be probable and no significant obligations remain. Deferred revenue is recorded for post contract support and any other future deliverables, and is recognized over the support period or as the elements of the agreement are delivered. Vendor specific objective evidence of the fair value of the elements contained in software arrangements is based on the price determined by management having the relevant authority when the element is not yet sold separately, but is expected to be sold in the marketplace within six months of the initial determination of the price by management.

The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable. If there is a change in a major customer's credit worthiness or actual defaults differ from our historical experience, our estimates of recoverability of amounts due us could be affected.

We accrue for warranty costs based on historical rates of repair as a percentage of shipment levels and the expected repair cost per unit, service policies and any known issues. If we experience claims or significant changes in costs of services, such as third party vendor charges, materials or freight, which could be higher or lower than our historical experience, our cost of revenues could be affected.

We accrue for royalty obligations for our mobile communications and handheld devices based on either unit shipments or a percentage of applicable revenue for the net sales of products using certain software technologies. We recognize royalty obligations as determinable in accordance with license agreement terms. Where agreements are not finalized, accrued royalty obligations represent management's best estimates using appropriate assumptions and projections at the time based on negotiations with the third parties. We have accrued royalty obligations of $32.0 million as of May 31, 2005 which are reported in other accrued liabilities and includes $29.7 million of estimated royalties. The status of each negotiation differs, and the amounts accrued as the expected royalty obligations are not necessarily the same as the amounts requested by the licensors as of that date. When agreements are finalized, the estimates will be revised accordingly. While the amounts ultimately agreed upon may be more or less than the current accrual, management does not believe that finalization of the agreements would have had a material impact on the amounts reported for its financial position as of May 31, 2005 or for the reported results for the year then ended; however, the effect of finalization in the future may be significant in the interim period in which it is recorded.

Long-lived assets such as land not in use, property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not ultimately be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its ultimate disposition.

We evaluate the recoverability of goodwill annually or more frequently if impairment indicators arise, as required under Statement of Financial Accounting Standards, or SFAS, No. 142, *Goodwill and Other Intangible Assets.* Goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within our single reporting segment. A goodwill impairment loss is recorded for any goodwill that is determined to be impaired. Under SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets,* intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized for an intangible asset to the extent that the asset's carrying value exceeds its fair value, which is determined based upon the estimated undiscounted future cash flows expected to result from the use of the asset, including disposition. Cash flow estimates used in evaluating for impairment represent management's best estimates using appropriate assumptions and projections at the time.

Effective for calendar year 2003, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which supersedes Emerging Issues Task Force, or EITF, Issue No. 94-3, *Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*, we record liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF Issue

No. 94-3, we accrued for restructuring costs when we made a commitment to a firm exit plan that specifically identified all significant actions to be taken. We record initial restructuring charges based on assumptions and related estimates that we deem appropriate for the economic environment at the time these estimates are made. We reassess restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities, and we record new restructuring accruals as liabilities are incurred.

Inventory purchases and purchase commitments are based upon forecasts of future demand. We value our inventory at the lower of standard cost (which approximates first-in, first-out cost) or market. If we believe that demand no longer allows us to sell our inventory above cost or at all, then we write down that inventory to market or write-off excess inventory levels. If customer demand subsequently differs from our forecasts, requirements for inventory write-offs could differ from our estimates.

Our deferred tax assets represent net operating loss carryforwards and temporary differences that will result in deductible amounts in future years if we have taxable income. A valuation allowance reduces deferred tax assets to estimated realizable value, based on estimates and certain tax planning strategies. The carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the net carrying value. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of the valuation allowance based upon current and preceding years' results of operations and anticipated profit levels in future years. If these estimates and related assumptions change in the future, we may be required to adjust our valuation allowance against the deferred tax assets resulting in additional provision/(benefit) to income tax expense. The Company believes that if it continues to experience profitable results of operations, it may have enough evidence to reverse some or all if its valuation allowance during fiscal year 2006.

Our key critical accounting policies are reviewed with the Audit Committee of the Board of Directors.

Results of Operations

Comparison of Fiscal Years Ended May 31, 2005 and 2004

Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Revenues	$1,270,410	100.0%	$949,654	100.0%	$320,756

We derive our revenues from sales of our mobile computing devices, add-ons and accessories as well as related services. Revenues for fiscal year 2005 increased approximately 34% from fiscal year 2004 which included the results of operations of the former Handspring business only from the date of acquisition (October 29, 2003). During fiscal year 2005, net device units shipped were 4.522 million units at an average selling price of $265. During fiscal year 2004, net device units shipped were 4.107 million units at an average selling price of $209. The average selling price was up approximately 27% in fiscal year 2005 and unit shipments were up approximately 10%. Of this 34% increase in revenues, the increase in average selling prices contributed approximately 27 percentage points and the increase in unit shipments contributed approximately 9 percentage points which were partially offset by a decrease in our wireless Internet access services of approximately 2 percentage points. The increase in average selling price reflects smartphone shipments for the full fiscal year 2005 and a shift in our product mix towards higher priced devices as well as a more favorable pricing environment for handheld computing devices during fiscal year 2005. The increase in unit shipments during fiscal year 2005 was primarily the result of increased smartphone shipments during fiscal year 2005 offset by a decrease in traditional handheld unit sales. We closed our wireless Internet access services in September 2004 in part due to broader availability of competing data network service plans from large wireless carriers and related revenues during fiscal year 2005 decreased by approximately $17.2 million from fiscal year 2004.

Of the 34% increase in worldwide revenues for fiscal year 2005 over fiscal year 2004, approximately 29 percentage points resulted from an increase in United States revenues and approximately 5 percentage points resulted from an increase in international revenues. International revenues were approximately 33% of worldwide revenues for fiscal year 2005 compared with approximately 40% for fiscal year 2004. The greater increase in United States revenues in comparison to international revenues is primarily due to broader carrier channel coverage in the United States than internationally and the timing of product introductions with carriers. Average selling prices for our devices increased in the United States by 34% and increased in international markets by approximately 16% from fiscal year 2004 to fiscal year 2005. The increase in United States and international average selling prices is primarily the result of the inclusion of smartphone shipments during the full fiscal year 2005 relative to fiscal year 2004 which included results of smartphone sales from the October 29, 2003 Handspring acquisition onwards. Net shipments of devices increased approximately 18% in the United States and decreased approximately 1% internationally. The increase in the United States was primarily due to the inclusion of smartphone unit sales during fiscal year 2005 offset by a decrease in traditional handheld unit sales.

Total Cost of Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Cost of revenues	$879,435	69.2%	$676,791	71.3%	$202,644
Applicable portion of amortization of intangible assets and deferred stock-based compensation	923	0.1	574	—	349
Total cost of revenues	$880,358	69.3%	$677,365	71.3%	$202,993

"Total cost of revenues" is comprised of "Cost of revenues" and the "Applicable portion of amortization of intangible assets and deferred stock-based compensation" as shown in the table above. "Cost of revenues" principally consists of material and transformation costs to manufacture our products, OS and other royalty expenses, warranty and technical support costs, freight, scrap and rework costs, the cost of excess or obsolete inventory, and manufacturing overhead which includes manufacturing personnel related costs, depreciation, and allocated information technology, facilities and other central costs. "Cost of revenues" as a percentage of revenues decreased by 2.1% to 69.2% for fiscal year 2005 from 71.3% for fiscal year 2004. The decrease is primarily the result of reduced technical service expenses resulting from a change in our support model and more favorable pricing contributing approximately 0.9 percentage points, reduced depreciation on tooling which became fully depreciated resulting in approximately 0.7 percentage points and reduced excess and obsolete charges due to improved product transition management contributing approximately 0.3 percentage points. In addition, product costs as a percentage of revenues decreased approximately 0.6 percentage points and OS royalties decreased in accordance with our software license agreement with PalmSource, which contributed approximately 0.4 percentage points. Partially offsetting these decreases were higher warranty costs as a percentage of revenues during fiscal year 2005 compared to fiscal year 2004 due to the increased mix of smartphones, contributing approximately 1.1 percentage points.

The "Applicable portion of amortization of intangible assets and deferred stock-based compensation" to cost of revenues increased in absolute dollars during fiscal year 2005 primarily due to an increase in restricted stock awards made during the current fiscal year.

Sales and Marketing

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Sales and marketing	$170,893	13.5%	$152,070	16.0%	$18,823

Sales and marketing expenses consist principally of advertising and marketing programs, salaries and benefits for sales and marketing personnel, sales commissions, travel expenses and allocated information technology, facilities and other central costs. Sales and marketing expenses in fiscal year 2005 increased approximately 12% from fiscal year 2004. The decrease in sales and marketing expense as a percentage of revenues is primarily due to the increase in our revenues during fiscal year 2005 as compared to fiscal year 2004. The increase in sales and marketing expenses in absolute dollars is primarily due to increased advertising costs of approximately $11.5 million, increased personnel and related expenses of approximately $4.5 million, increased trade show and other marketing expenses of approximately $2.3 million and increased spending in direct marketing, collateral and sales literature of approximately $0.7 million. Advertising, tradeshow and other marketing expenses and direct marketing, collateral and sales literature increased primarily due to additional spending for our smartphone products in the current year as compared to the year ago period. The increase in personnel and related expenses was primarily due to a 9% increase in sales and marketing personnel during the year. In addition, marketing development expenses with our retail customers increased approximately $1.6 million. These increases were partially offset by decreased technical sales support costs of approximately $1.8 million.

Research and Development

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Research and development	$89,804	7.1%	$69,367	7.3%	$20,437

Research and development expenses consist principally of employee related costs, third party development costs, program materials, depreciation and allocated information technology, facilities and other central costs. The decrease in research and development expenses as a percentage of revenues during fiscal year 2005 is primarily due to the increase in revenues during the year compared to fiscal year 2004. Research and development expenses during fiscal year 2005 increased approximately 29% in absolute dollars from the comparable period a year ago. This increase in research and development spending is primarily due to increased project materials and non-recurring engineering costs related to our smartphone products of approximately $7.1 million, increased headcount and the related employee compensation and benefits costs of approximately $11.7 million as a result of an increase in engineering personnel and related recruiting fees, increased travel of approximately $0.8 million as a result of greater international project activity and increased depreciation, facilities and datacom allocations of approximately $1.8 million partially offset by reduced consulting expenses incurred of approximately $1.2 million.

General and Administrative

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
General and administrative	$40,211	3.2%	$37,323	3.9%	$2,888

General and administrative expenses consist of employee related costs, travel expenses and allocated information technology, facilities and other central costs for finance, legal, human resources and executive functions, outside legal and accounting fees, provision for doubtful accounts and business insurance costs. The decrease in general and administrative expenses as a percentage of revenues during fiscal year 2005 is primarily due to increased revenues during the year as compared to fiscal year 2004. The increase in general and administrative expenses in absolute dollars is primarily comprised of an increase of $3.4 million of employee compensation and benefits costs primarily the result of an increased number of general and administrative employees during the year. In addition, consulting and professional service fees increased by approximately $1.8 million primarily due to the incremental costs related to our implementation of Sarbanes-Oxley Section 404 requirements, partially offset by a decrease in the charge for our provision for doubtful accounts of $2.2 million primarily due to overall improvements in our accounts receivables.

Amortization of Intangible Assets and Deferred Stock-Based Compensation

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Amortization of intangible assets and deferred stock-based compensation	$9,833	0.8%	$9,751	1.0%	$82

The increase in amortization of intangible assets and deferred stock-based compensation in absolute dollars during fiscal year 2005 as compared to fiscal year 2004 is primarily due to an additional $3.2 million for the inclusion of amortization of the remaining intangible assets and deferred stock-based compensation related to the acquisition of Handspring for the full fiscal year, as compared to only a portion of fiscal year 2004 and $1.0 million of additional amortization of deferred stock-based compensation, which includes the charges associated with unvested shares of Palm restricted stock and a portion of the unvested options to purchase shares of Palm common stock that had their vesting accelerated in connection with employee separation costs for our former chief executive officer. These increases were largely offset by a decrease of approximately $4.2 million in amortization expense related to the customer backlog intangible asset arising from the acquisition of Handspring which was fully amortized during fiscal year 2004.

Restructuring Charges (Adjustments)

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Restructuring charges (adjustments)	$(360)	— %	$8,432	0.9%	$(8,792)

Restructuring charges relate to the implementation of a series of actions to better align our expense structure with our revenues. Restructuring adjustments recorded during fiscal year 2005 of $0.4 million, consist of $0.1 million related to restructuring actions taken during the third quarter of fiscal year 2004 and $0.3 million related to restructuring actions taken during the third quarter of fiscal year 2003. Restructuring charges related to fiscal year 2004 consist of $8.9 million related to the restructuring actions taken during the first and third quarters of fiscal year 2004 less adjustments of $0.5 million related to restructuring actions taken in the third quarter of fiscal year 2003.

- the third quarter of fiscal year 2004 restructuring actions consisted of severance, benefits and other costs related to workforce reductions of approximately $5.2 million during fiscal year 2004, primarily in the United States and United Kingdom, of approximately 100 regular employees. During the year ended May 31, 2005, we recorded restructuring adjustments of $0.1 million and all actions were completed. Approximately $4.8 million had been paid in cash, primarily for severance and benefits.

- the first quarter of fiscal year 2004 restructuring actions of $3.7 million consisted of severance, benefits and other costs related to workforce reductions, primarily in the United States, of approximately 45 regular employees, facilities and property and equipment disposed of or removed from service and canceled projects. As of May 31, 2004, all of the headcount reductions and canceled projects were completed. Approximately $1.5 million had been paid in cash for severance and benefits, $1.1 million had been paid in cash related to excess facilities and approximately $0.6 million had been paid in cash for cancelled projects.

- the third quarter of fiscal year 2003 restructuring actions consisted of charges related to workforce reductions of approximately $6.1 million, facilities and property and equipment disposed of or removed from service of $2.4 million and cancelled programs of $10.6 million. These restructuring actions relate to the implementation of a series of actions to better align our expense structure with our revenues. Workforce reductions relate to severance, benefits and related costs, of approximately 140 regular employees primarily in the United States. As of May 31, 2004, all of the headcount reductions had been completed. Cash payments of approximately $5.3 million related to workforce reductions, $1.9 million of excess facilities and property and equipment disposed of and $6.7 million related to discontinued project costs were made. During fiscal year 2004, net adjustments of approximately $0.5 million were recorded related to workforce reduction costs and excess facilities and equipment costs due to changes from the original estimate of the costs. During fiscal year 2005, net adjustments of approximately $0.3 million were recorded related to discontinued project costs and excess facilities and equipment costs and all actions were completed.

annual report

Restructuring actions initiated in the first quarter of fiscal year 2004 and the fourth quarter of fiscal year 2001 were substantially completed except for remaining contractual payments for excess facilities. Restructuring actions initiated in the third quarter of fiscal year 2004 and the third quarter of fiscal year 2003 are complete. We cannot assure you that our current estimates of the costs associated with these restructuring actions will not change during implementation.

Employee Separation Costs

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Employee separation costs	$3,066	0.2%	$ —	— %	$3,066

Employee separation costs represent costs recorded for certain of our employees, including our former chief executive officer, for one-time payments.

Interest and Other Income (Expense), Net

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Interest and other income (expense), net	$3,003	0.2%	$(44)	— %	$3,047

Interest and other income (expense), on a net basis, was $3.0 million of net income for the fiscal year ended May 31, 2005 and primarily consisted of approximately $6.5 million of interest income on our cash, cash equivalent and short-term investment balances and a $0.2 million gain on the sale of an equity investment, partially offset by $3.7 million of interest expense and bank and other charges. Interest and other income (expense) in fiscal year 2004 primarily consisted of interest income on our cash, cash equivalents and short-term investments of $2.7 million and $2.4 million of proceeds from reimbursement for a legal settlement, offset by interest expense and bank and other charges of $4.0 million and $1.1 million in legal settlements. Interest income increased primarily as the result of higher cash, cash equivalent and short-term investment balances and increased interest rates. Interest expense and bank and other charges decreased primarily due to a smaller and more cost effective credit facility.

Income Tax Provision

	Years Ended May 31,				Increase/
	2005	% of Revenue	2004	% of Revenue	(Decrease)
	(dollars in thousands)				
Income tax provision	$14,144	1.1%	$6,091	0.6%	$8,053

The income tax provision for fiscal year 2005 represented approximately 18% of pretax income, which includes foreign and state income taxes of approximately $4.4 million and acquisition accounting adjustments to goodwill of approximately $9.8 million, partially offset by the favorable conclusion to two tax audits which reduced our first and third quarter tax provisions but which are not anticipated to recur. The acquisition accounting adjustments to goodwill are related to the recognition of deferred tax assets, including net operating loss carryforwards, related to Handspring that were realized in the current year to offset taxable income. The tax benefit associated with the utilization of these deferred tax assets is reflected as a goodwill reduction. The income tax provision for the year ended May 31, 2004 was primarily related to foreign income taxes. We continue to maintain our deferred tax asset valuation allowance which is reviewed quarterly and will be preserved until sufficient positive evidence exists to support the reversal of the valuation allowance based upon current and preceding years' results of operations and anticipated profit levels in future years. The Company believes that if it continues to experience profitable results of operations, it may have enough evidence to reverse some or all if its valuation allowance during fiscal year 2006.

Loss From Discontinued Operations

	Years Ended May 31,				Increase/
	2005	% of Revenue	2004	% of Revenue	(Decrease)
	(dollars in thousands)				
Loss from discontinued operations	$ —	— %	$(11,634)	(1.2)%	$11,634

Loss from discontinued operations was $11.6 million in fiscal year 2004. Included in loss from discontinued operations are the results of operations of PalmSource through the October 28, 2003 distribution date of approximately $6.4 million and the historical consolidated separation costs incurred to affect the PalmSource distribution of approximately $5.2 million.

Comparison of Fiscal Years Ended May 31, 2004 and 2003

Revenues

	Years Ended May 31,				Increase/
	2004	% of Revenue	2003	% of Revenue	(Decrease)
	(dollars in thousands)				
Revenues	$949,654	100.0%	$837,637	100.0%	$112,017

Revenues for fiscal year 2004 increased approximately 13% from fiscal year 2003 and include the results of operations of the former Handspring business from the date of acquisition (October 29, 2003). During fiscal year 2004, net device units shipped were 4.107 million units at an average selling price of $209. During fiscal year 2003, net device units shipped were 4.193 million units at an average selling price of $174. The average selling price was up approximately 20% in fiscal year 2004, which was partially offset by the 2% decrease in unit sales. Of this 13% increase in revenues, the increase in average selling prices contributed approximately 17 percentage points of this increase, while unit shipment declines reduced it by approximately 2 percentage points. The increase in average selling price reflects a shift in our product mix during fiscal year 2004, particularly due to the addition of the Treo 600 smartphone, and a more favorable pricing environment. Revenues from our wireless Internet access services decreased by approximately $14.0 million from fiscal year 2003, or approximately 2 percentage points and accessory sales decreased slightly by approximately $1.2 million, or 2%, from fiscal year 2003. Our wireless Internet access revenues are down due to a decline in our installed user base. Our provision for product returns remained relatively flat as a percentage of revenue between fiscal year 2004 and 2003 at about 4.7%.

International revenues were approximately 40% of worldwide revenues in fiscal year 2004 compared with approximately 41% in fiscal year 2003. Of the 13% increase in worldwide revenues from fiscal year 2003 to fiscal year 2004, approximately 9 percentage points resulted from an increase in United States revenues and approximately 4 percentage points resulted from an increase in international revenues. Average selling prices for our devices increased in the United States by 22% and in international markets by about 17%, from fiscal year 2003 to fiscal year 2004. The larger increase in United States average selling prices is primarily the result of earlier penetration of the Treo 600 smartphone with United States carriers. The increase in average selling prices was partially offset by a decrease in net units sold. Net units sold remained relatively flat from fiscal year 2003 in the United States and decreased approximately 5% from fiscal year 2003 internationally. In addition, we experienced a 13% decline in accessories revenue internationally in fiscal year 2004 over fiscal year 2003, versus a 5% increase in the United States.

Total Cost of Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Cost of revenues	$676,791	71.3%	$624,980	74.6%	$51,811
Applicable portion of amortization of intangible assets and deferred stock-based compensation	574	—	899	0.1	(325)
Total cost of revenues	$677,365	71.3%	$625,879	74.7%	$51,486

"Cost of revenues" as a percentage of revenues decreased by 3.3% to 71.3% for fiscal year 2004 from 74.6% for fiscal year 2003. The decrease is primarily the result of (i) lower product costs as a percentage of revenues for the products introduced during fiscal year 2004 compared to products introduced during the prior year, representing a decrease of approximately 3.5 percentage points, (ii) favorable scrap and rework costs during fiscal year 2004 as a result of lower open box returns contributing an additional 1.2 percentage points and (iii) a reduced Palm OS royalty rate during the latter half of the year, as a result of our software license agreement with PalmSource, contributing approximately 0.5 percentage points. These were partially offset by an increase of approximately 1.6 percentage points due to warranty expenses related to our Treo 600 product.

The "Amortization of intangible assets and deferred stock-based compensation" applicable to the cost of revenues decreased as a percentage of revenue and in absolute dollars in fiscal year 2004 primarily due to certain restricted stock awards becoming fully amortized during fiscal year 2003.

Sales and Marketing

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Sales and marketing	$152,070	16.0%	$160,001	19.1%	$(7,931)

Sales and marketing expenses in fiscal year 2004 decreased approximately 5% from fiscal year 2003. The decrease in sales and marketing expenses as a percentage of revenues and in absolute dollars is primarily due to reduced spending in direct marketing and collateral and sales literature of approximately $10.7 million as a result of company-wide cost control measures. In addition, trade show and other marketing expense reductions accounted for approximately $2.9 million of the reduction and marketing development expenses with our retail customers decreased approximately $2.4 million. These decreases were partially offset by increased advertising costs of approximately $6.0 million, increased technical support costs of approximately $1.8 million, and increased personnel and related expenses of approximately $0.3 million primarily due to an increase in sales commissions, all directly related to our increased revenues.

Research and Development

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Research and development	$69,367	7.3%	$70,175	8.4%	$(808)

Research and development expenses in fiscal year 2004 decreased approximately 1% from fiscal year 2003. The decrease in research and development expenses as a percentage of revenues in fiscal year 2004 is primarily due to increased revenues in fiscal year 2004 as compared to fiscal year 2003. The decrease in research and development in absolute dollars is primarily due to a $2.7 million decrease in personnel and related costs, including travel, and depreciation, reflecting cost controls and restructuring actions to better align our cost structure with our business operations. In addition, project materials decreased by approximately $1.4 million. These decreases were offset by non-recurring engineering costs related to our smartphone product of approximately $3.3 million.

General and Administrative

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
General and administrative	$37,323	3.9%	$37,307	4.5%	$16

The decrease in general and administrative expenses as a percentage of revenues in fiscal year 2004 is primarily due to increased revenues in fiscal year 2004 as compared to fiscal year 2003. The increase in absolute dollars is primarily comprised of an increase of $1.6 million due to increased legal, consulting and professional services offset by lower insurance premiums of approximately $0.6 million and a reduction in our provision for doubtful accounts of $1.0 million.

Amortization of Intangible Assets and Deferred Stock-Based Compensation

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Amortization of intangible assets and deferred stock-based compensation	$9,751	1.0%	$3,266	0.4%	$6,485

The increase in amortization of intangible assets and deferred stock-based compensation in absolute dollars is primarily due to the acquisition of Handspring as of October 29, 2003, which resulted in the recording of certain intangible assets and deferred stock-based compensation for which $9.1 million of amortization was included in the year ended May 31, 2004. In fiscal year 2003, $1.1 million of amortization of intangible assets was recorded in connection with the ThinAirApps acquisition, prior to the impairment of those assets in the third quarter of fiscal year 2003. Amortization of deferred stock-based compensation not related to the Handspring acquisition was $0.6 million in fiscal year 2004 compared to $2.2 million in the prior fiscal year, a decrease of approximately $1.6 million, primarily due to certain restricted stock awards becoming fully amortized during fiscal year 2003.

Restructuring Charges (Adjustments)

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Restructuring charges (adjustments)	$8,432	0.9%	$37,300	4.5%	$(28,868)

Restructuring charges relate to the implementation of a series of actions to better align our expense structure with our revenues. Restructuring charges recorded during fiscal year 2004 consist of $8.9 million related to the restructuring actions taken during the first and third quarters of fiscal year 2004 less adjustments of $0.5 million related to restructuring actions taken in the third quarter of fiscal year 2003.

annual report

The fiscal year 2004 restructuring charges of $8.9 million consist of:

- the third quarter of fiscal year 2004 restructuring actions of $5.2 million consisted of severance, benefits and other costs related to workforce reductions, primarily in the United States and United Kingdom, of approximately 100 regular employees. As of May 31, 2004, approximately 95 of the employees have been terminated as a result of this restructuring and approximately $4.2 million had been paid in cash, primarily for severance and benefits. Upon completion of the restructuring action, estimated future savings were expected to be approximately $11.5 million per year.

- the first quarter of fiscal year 2004 restructuring actions of $3.7 million consisted of severance, benefits and other costs related to workforce reductions, primarily in the United States, of approximately 45 regular employees, facilities and property and equipment disposed of or removed from service and canceled projects. As of May 31, 2004, all of the headcount reductions have been completed. Approximately $1.5 million had been paid in cash for severance and benefits, $0.7 million had been paid in cash related to excess facilities and approximately $0.6 million had been paid in cash for cancelled projects. Upon completion of these restructuring actions, estimated future savings were expected to be approximately $6.1 million per year.

Restructuring charges taken in prior periods included:

- the third quarter of fiscal year 2003 restructuring actions consisted of charges related to workforce reductions of approximately $6.1 million, facilities and property and equipment disposed of or removed from service of $2.4 million and cancelled programs of $10.6 million. These restructuring actions relate to the implementation of a series of actions to better align our expense structure with our revenues. Workforce reductions relate to severance, benefits and related costs, of approximately 140 regular employees primarily in the United States. As of May 31, 2004, all of the headcount reductions have been completed. Cash payments of approximately $5.3 million related to workforce reductions, $1.5 million of excess facilities and property and equipment disposed of and $4.7 million related to discontinued project costs were made. During fiscal year 2004, net adjustments of approximately $0.5 million were recorded related to workforce reduction costs and excess facilities and equipment costs due to changes from the original estimate of the costs.

- the fourth quarter fiscal year 2002 restructuring charges related to workforce reductions across all geographic regions of approximately 90 regular employees, facilities and property and equipment that would be disposed of or removed from service in fiscal year 2003 and cancelled project costs. During the year ended May 31, 2003, we recorded restructuring adjustments totaling $1.4 million to reflect the changes in the estimated costs of certain actions from the original estimates. Cash payments of approximately $13.5 million were made related to this series of actions. All actions were complete as of May 31, 2003.

- the second quarter fiscal year 2002 restructuring actions related to workforce reductions across *all* geographic regions of approximately 210 regular employees, excess facilities and related costs for lease commitments for space no longer needed or intended for use. As of May 31, 2003, headcount reductions were complete. During the year ended May 31, 2003 we recorded restructuring adjustments totaling $1.5 million to reflect the changes in the estimated costs of certain actions from the original estimates.

- the fourth quarter fiscal year 2001 restructuring charges related to carrying and development costs related to the land on which we had previously planned to build our corporate headquarters, facilities costs related to lease commitments for space no longer intended for use, workforce reduction costs across all geographic regions of approximately 205 regular employees and discontinued project costs. As of May 31, 2003, headcount reductions were complete. During the year ended May 31, 2003, we recorded additional charges totaling $21.1 million due to further changes from the original estimate of the cost of the restructuring actions announced in the fourth quarter of fiscal year 2001 primarily due to changes in estimates of sublease income for excess facilities. The ability to realize sublease income is dependent on lease market conditions. The amount of estimated sublease income may be subject to change based upon developments in lease market conditions and other pertinent facts. As of May 31, 2004, the balance consisted of lease commitments payable over seven and a half years, net of estimated sublease income, of $19.6 million.

Restructuring actions initiated in the third quarter of fiscal year 2004 are anticipated to be complete by the fourth quarter of fiscal year 2005. Restructuring actions initiated in the first quarter of fiscal year 2004, third quarter of fiscal year 2003 and the fourth quarter of fiscal year 2001 were substantially completed except for remaining contractual payments for excess facilities and project termination fees. Restructuring actions initiated in the second and fourth quarter of fiscal year 2002 are complete. We cannot assure you that our current estimates of the costs associated with these restructuring actions will not change during implementation.

Impairment Charges

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
			(dollars in thousands)		
Impairment charges	$ —	— %	$102,540	12.2%	$(102,540)

In the third quarter of fiscal year 2003, we incurred an impairment charge of $102.5 million, including $100.0 million related to approximately 39 acres of land in San Jose, California owned by us. Market conditions for commercial real estate in the Silicon Valley have deteriorated since the land was acquired in May 2001, and during the third quarter of fiscal year 2003, we determined that we no longer expect to hold the land as long as would be required to realize the $160.0 million carrying value. As a result, we adjusted the carrying value to $60.0 million based upon the estimated fair value at February 2003. Additionally, a $2.5 million impairment charge was recorded in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets,* related to the core technology acquired as a result of the December 2001 business combination with ThinAirApps, Inc. The fair value of the core technology of ThinAirApps was determined using the discounted cash flow method, the ThinAirApps technology is no longer considered useful, and its carrying value is not considered to be recoverable.

Interest and Other Income (Expense), Net

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
			(dollars in thousands)		
Interest and other income (expense), net	$(44)	— %	$3,005	0.4%	$(3,049)

Interest and other income (expense) in fiscal year 2004 primarily consisted of interest income on our cash, cash equivalents and short-term investments of $2.7 million and $2.4 million of proceeds from reimbursement for a legal settlement, offset by interest expense of $2.2 million, bank and other charges of $1.8 million and $1.1 million in legal settlements. Interest and other income (expense) in fiscal year 2003 primarily consisted of insurance proceeds of $12.7 million from a partial insurance settlement of a business interruption claim and interest income on our cash balances of $3.8 million primarily offset by interest expense of $2.6 million, bank charges, including amortization of financing activities and credit card fees, of $3.9 million, legal settlements of $4.1 million and impairment of equity investments of $2.7 million. Interest income decreased primarily as the result of lower cash, cash equivalent and short-term investment balances and reduced interest rates. Interest expense and bank and other charges decreased primarily due to a smaller and more cost effective credit facility.

Income Tax Provision

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Income tax provision	$6,091	0.6%	$222,928	26.6%	$(216,837)

annual report

The income tax provision for fiscal year 2004 represented (148)% of pretax loss, which represents foreign income taxes. The income tax provision for fiscal year 2003 represented (114)% of pretax loss, reflecting a $219.6 million increase in the valuation allowance for deferred tax assets, first established in fiscal year 2002, as well as income taxes in foreign jurisdictions, which are not offset by operating loss carryforwards. As of the end of fiscal year 2002, we had recorded a net deferred tax asset of $254.4 million. The realization of the net deferred tax asset was supported by certain identified tax strategies, involving the potential sale or transfer of appreciated assets, which were prudent, feasible and which management would implement, if necessary, to realize the related tax benefits before our net operating loss carryforwards expired. The identified tax strategies included the potential sale or transfer of certain identified business operations, consisting of our PalmSource subsidiary and our wireless access service operations, as well as the transfer of certain intellectual property from a foreign subsidiary to the United States, on a taxable basis. During the first quarter of fiscal year 2003, there was a significant decline in the value of these identified business operations and assets. In addition, our business plans had developed such that the potential sale or transfer of PalmSource and our wireless access service operations on a taxable basis were no longer feasible tax planning strategies. As a result, we increased our valuation allowance by $219.6 million to reflect these changes and to reduce the net deferred tax assets to $34.8 million, which is the amount supported by the value of our intellectual property transfer strategy which, as of that date and at the end of fiscal year 2004, continues to be prudent, feasible and one that management would implement, if necessary, to realize the related tax benefits before our net operating loss carryforwards expired. The net operating loss carryforwards, which are a significant component of the deferred tax assets of Palm and which totaled $586 million at May 31, 2004, remain available for us to utilize against future profits.

Loss From Discontinued Operations

	Years Ended May 31,				Increase/ (Decrease)
	2004	% of Revenue	2003	% of Revenue	
	(dollars in thousands)				
Loss from discontinued operations	$(11,634)	(1.2)%	$(24,727)	(3.0)%	$13,093

Included in loss from discontinued operations are the results of operations of PalmSource through the October 28, 2003 distribution date and the historical consolidated separation costs incurred to affect the PalmSource distribution. Loss from PalmSource operations was $6.4 million for fiscal year 2004 and $15.4 million for fiscal year 2003. Historical consolidated separation costs were $5.2 million and $9.3 million for fiscal years 2004 and 2003, respectively.

Liquidity and Capital Resources

Cash and cash equivalents at May 31, 2005 were $128.2 million, compared to $98.6 million at May 31, 2004. The increase of $29.6 million in cash and cash equivalents was primarily attributable to net income of $66.4 million, non-cash charges of $25.4 million, changes in assets and liabilities of $22.9 million and proceeds of $20.9 million from employee stock plan activity. This was offset by $81.5 million in net purchases of short-term investments, cash used for the purchase of property and equipment of $15.3 million, a payment to acquire the Palm brand of $7.5 million and repayment of debt of $1.6 million.

We anticipate our May 31, 2005 total cash, cash equivalents and short-term investments balance of $362.7 million will satisfy our operational cash flow requirements over the next 12 months. Based on our current forecast, we do not anticipate any short-term or long-term liquidity deficiencies.

Net accounts receivables was $140.2 million at May 31, 2005, an increase of $19.4 million, or 16%, from $120.8 million at May 31, 2004. Days sales outstanding, or DSO, of receivables decreased to 38 days at May 31, 2005 from 41 days at May 31, 2004. The increase in net accounts receivables was primarily due to an increase in revenues of approximately $68.5 million, or 26%, in the fourth quarter of fiscal year 2005 compared to the fourth quarter of fiscal year 2004, partially offset by strong collection activity during the quarter.

The following is a summary of the contractual commitments associated with our debt and lease obligations, as well as our purchase commitments as of May 31, 2005 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations	$ 58,655	$ 8,546	$ 18,537	$19,570	$12,002
Long-term convertible debt	35,000	—	35,000	—	—
Note payable to PalmSource for brand	22,500	7,500	11,250	3,750	—
Purchase obligation commitments:					
Patent and license	2,700	2,700	—	—	—
License and other fees due PalmSource	148,500	41,000	77,500	30,000	—
Total contractual obligations	$267,355	$59,746	$142,287	$53,320	$12,002

Our facilities are leased under operating leases that expire at various dates through September 2011.

In December 2001, we issued a subordinated convertible note in the principal amount of $50.0 million to Texas Instruments. In connection with the PalmSource distribution on October 28, 2003, the note was canceled and divided into two separate obligations, we retained $35.0 million and the remainder was assumed by PalmSource. The note bears interest at 5.0% per annum, is due in December 2006 and is convertible into Palm common stock at an effective conversion price of $64.60 per share. We may force a conversion at any time, provided our common stock has traded above $99.48 per share for a defined period of time. In the event we distribute significant assets, we may be required to repay a portion of the note. The note agreement defines certain events of default pursuant to which the full amount of the note plus interest could become due and payable.

In May 2005, we acquired PalmSource's 55 percent share of the Palm Trademark Holding Company resulting in full rights to the Palm brand name. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. We will pay $30.0 million in installments over 3.5 years and have granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period. As of May 31, 2005, the remaining amount due to PalmSource is $22.5 million.

We have a patent and license agreement with a third party vendor under which Palm is committed to pay $2.7 million in fiscal year 2006.

We have an agreement with PalmSource that grants us certain licenses to develop, manufacture, test, maintain and support our products. This agreement was renewed in May 2005, providing for continued development and marketing of Palm products based on the PalmSource operating system through 2009. Under the agreement, we agreed to pay PalmSource license and royalty fees based upon net revenue of our products which incorporate PalmSource's software, as well as a source code license and maintenance and support fees. The source code license fee was $6.0 million paid in three equal annual installments of $2.0 million each in June 2003, June 2004 and June 2005. The source code license fee was reduced to $1.2 million and is payable in three equal annual installments of $0.4 million each in June 2006, June 2007 and June 2008 under the amended license agreement. Annual maintenance and support fees were approximately $0.7 million per year. The agreement includes a minimum annual royalty and license commitment of $41.0 million, $42.5 million, $35.0 million, $20.0 million and $10.0 million for the contract years ending December 3, 2005, December 3, 2006, December 3, 2007, December 3, 2008 and December 3, 2009, respectively.

We accrue for royalty obligations for our mobile communications and handheld devices based on either unit shipments or a percentage of applicable revenue for the net sales of products using certain software technologies. We recognize royalty obligations as determinable in accordance with license agreement terms. Where agreements are not finalized, accrued royalty obligations represent management's best estimates using appropriate assumptions and projections at the time based on negotiations with the third parties. We have accrued royalty obligations of $32.0 million as of May 31, 2005 which are reported in other accrued liabilities and includes $29.7 million of estimated royalties. The status of each negotiation differs, and the amounts accrued as the expected royalty obligations are not necessarily the same as the amounts requested by the licensors as of that date. When agreements are finalized, the estimates will be revised accordingly. While the amounts ultimately agreed upon may be more or less than the current accrual, management does not believe that finalization of the agreements would have had a material impact on the amounts reported for its financial position as of May 31, 2005 or for the reported results for the year then ended; however, the effect of finalization in the future may be significant in the interim period in which it is recorded.

We utilize contract manufacturers to build our products. These contract manufacturers acquire components and build product based on demand forecast information supplied by us, which typically covers a rolling 12-month period. Consistent with industry practice, we acquire inventories through a combination of formal purchase orders, supplier contracts and open orders based on projected demand information. Such formal and informal purchase commitments typically cover our forecasted component and manufacturing requirements for periods ranging from 30 to 90 days. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our purchase commitments arising from these agreements may be non-cancelable and unconditional commitments. As of May 31, 2005, our commitments to third party manufacturers for inventory on-hand and component purchase commitments related to the manufacture of our products are approximately $124.5 million.

In August 2003, we entered into a two-year, $30.0 million revolving credit line with Silicon Valley Bank, or SVB, which was amended and restated to extend the term one more year. The credit line is secured by assets of Palm, including but not limited to cash and cash equivalents, short-term investments, accounts receivable, inventory and property and equipment. The interest rate is equal to SVB's prime rate (6.0% at May 31, 2005) or, at our election subject to specific requirements, equal to LIBOR plus 1.75% (5.01% at May 31, 2005). The interest rate may vary based on fluctuations in market rates. We are subject to a financial covenant requirement under the credit line agreement to maintain cash on deposit and short-term investments in the United States of not less than $100.0 million. As of May 31, 2005 we had used our credit line to support the issuance of letters of credit of $9.2 million.

In March 2002, we filed a universal shelf registration statement to give us the flexibility to sell up to $200 million of debt securities, common stock, preferred stock, depository shares and warrants in one or more offerings and in any combination thereof. The net proceeds from the sale of securities offered are intended for general corporate purposes, including to meet working capital needs and for capital expenditures. During August 2003, we sold 2.4 million shares of Palm common stock under the shelf registration statement to institutional investors for net proceeds of approximately $37.0 million.

We denominate our sales to certain European customers in the Euro, in Pounds Sterling and in Swiss Francs. We also incur expenses in a variety of currencies. We hedge certain balance sheet exposures and intercompany balances against future movements in foreign currency exchange rates by using foreign exchange forward contracts. Gains and losses on the contracts are intended to offset foreign exchange gains or losses from the revaluation of assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Our foreign exchange forward contracts generally mature within 30 days. We do not intend to utilize derivative financial instruments for trading purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

We currently maintain an investment portfolio consisting mainly of cash equivalents and short-term investments. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. The objectives of our investment activities are to maintain the safety of principal, assure sufficient liquidity and achieve appropriate returns. This is accomplished by investing in marketable investment grade securities and by limiting exposure to any one issuance or issuer. We do not use derivative financial investments in our investment portfolio. Our cash equivalents are primarily money market funds and an immediate and uniform increase in market interest rates of 100 basis points from levels at May 31, 2005 would cause an immaterial decline in the fair value of our cash equivalents. As of May 31, 2005, we had short-term investments of $234.5 million. Our investment portfolio primarily consists of highly liquid investments with original maturities at the date of purchase of greater than three months, and of marketable equity securities. These available-for-sale investments, consisting primarily of auction-rate securities, including government, domestic and foreign corporate debt securities and marketable equity securities, are subject to interest rate and interest income risk and will decrease in value if market interest rates increase. An immediate and uniform increase in market interest rates of 100 basis points from levels at May 31, 2005 would cause a decline of less than 1% in the fair market value of our short-term investment portfolio. We would expect our operating results or cash flows to be similarly affected by such a change in market interest rates.

Foreign Currency Exchange Risk

We denominate our sales to certain European customers in the Euro, in Pounds Sterling and in Swiss Francs. Expenses and other transactions are also incurred in a variety of currencies. We hedge certain balance sheet exposures and intercompany balances against future movements in foreign currency exchange rates by using foreign exchange forward contracts. Gains and losses on the contracts are intended to offset foreign exchange gains or losses from the revaluation of assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Our foreign exchange forward contracts generally mature within 30 days. We do not intend to utilize derivative financial instruments for trading purposes. Movements in currency exchange rates could cause variability in our revenues, expenses or interest and other income (expense).

Equity Price Risk

As of May 31, 2005 we do not own any material equity investments. Therefore, we do not currently have any material direct equity price risk.

FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

annual report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Palm, Inc.:

We have audited the accompanying consolidated balance sheets of Palm, Inc. (formerly palmOne, Inc.) and subsidiaries ("the Company") as of May 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Palm, Inc. and subsidiaries at May 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 27, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

San Jose, California
July 27, 2005

Palm, Inc.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Years Ended May 31,		
	2005	2004	2003
Revenues	$1,270,410	$949,654	$ 837,637
Costs and operating expenses:			
Cost of revenues(*)	879,435	676,791	624,980
Sales and marketing	170,893	152,070	160,001
Research and development	89,804	69,367	70,175
General and administrative	40,211	37,323	37,307
Amortization of intangible assets and deferred stock-based compensation(**)	9,833	9,751	3,266
Restructuring charges (adjustments)	(360)	8,432	37,300
Employee separation costs	3,066	—	—
Impairment charges	—	—	102,540
Total costs and operating expenses	1,192,882	953,734	1,035,569
Operating income (loss)	77,528	(4,080)	(197,932)
Interest and other income (expense), net	3,003	(44)	3,005
Income (loss) before income taxes	80,531	(4,124)	(194,927)
Income tax provision	14,144	6,091	222,928
Income (loss) from continuing operations	66,387	(10,215)	(417,855)
Loss from discontinued operations (net of taxes of $0, $252 and $2,070, respectively)	—	(11,634)	(24,727)
Net income (loss)	$ 66,387	$(21,849)	$ (442,582)
Net income (loss) per share:			
Basic:			
Continuing operations	$ 1.37	$ (0.26)	$ (14.38)
Discontinued operations	—	(0.29)	(0.85)
	$ 1.37	$ (0.55)	$ (15.23)
Diluted:			
Continuing operations	$ 1.29	$ (0.26)	$ (14.38)
Discontinued operations	—	(0.29)	(0.85)
	$ 1.29	$ (0.55)	$ (15.23)
Shares used in computing per share amounts:			
Basic	48,486	39,686	29,069
Diluted	51,290	39,686	29,069

(*) Cost of revenues excludes the applicable portion of amortization of intangible assets and deferred stock-based compensation

(**) Amortization of intangible assets and deferred stock-based compensation:

	2005	2004	2003
Cost of revenues	$ 923	$ 574	$ 899
Sales and marketing	6,760	7,906	704
Research and development	256	234	1,245
General and administrative	1,560	1,037	418
Employee separation costs	334	—	—
Total amortization of intangible assets and deferred stock—based compensation	$ 9,833	$ 9,751	$ 3,266

See notes to consolidated financial statements.

Palm, Inc.

Consolidated Balance Sheets
(In thousands, except par value amounts)

	May 31, 2005	May 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 128,164	$ 98,569
Short-term investments	234,535	153,882
Accounts receivable, net of allowance for doubtful accounts of $6,874 and $8,317, respectively	140,162	120,757
Inventories	35,544	14,030
Investment for committed tenant improvements	6,182	7,197
Prepaids and other	8,225	8,067
Total current assets	552,812	402,502
Restricted investments	775	1,175
Land not in use	60,000	60,000
Property and equipment, net	19,158	19,425
Goodwill	249,161	257,363
Intangible assets, net	30,373	10,979
Deferred income taxes	36,217	34,800
Other assets	1,536	1,694
Total assets	$ 950,032	$ 787,938
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 135,720	$ 112,772
Accrued restructuring	15,400	27,156
Provision for committed tenant improvements	6,182	7,197
Other accrued liabilities	164,450	112,679
Total current liabilities	321,752	259,804
Non-current liabilities:		
Long-term convertible debt	35,000	35,000
Other non-current liabilities	12,257	1,600
Stockholders' equity:		
Preferred stock, $.001 par value, 125,000 shares authorized; outstanding: none	—	—
Common stock, $.001 par value, 2,000,000 shares authorized; outstanding: 49,488 shares and 47,032 shares, respectively	49	47
Additional paid-in capital	1,406,935	1,383,630
Unamortized deferred stock-based compensation	(2,422)	(1,995)
Accumulated deficit	(824,251)	(890,638)
Accumulated other comprehensive income	712	490
Total stockholders' equity	581,023	491,534
Total liabilities and stockholders' equity	$ 950,032	$ 787,938

See notes to consolidated financial statements.

Palm, Inc.

Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock	Additional Paid-In Capital	Unamortized Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances, May 31, 2002	$29	$1,122,674	$(5,743)	$(426,207)	$ 95	$690,848
Components of comprehensive loss:						
Net loss	—	—	—	(442,582)	—	(442,582)
Net unrealized loss on available-for-sale investments	—	—	—	—	(1,707)	(1,707)
Recognized losses included in earnings	—	—	—	—	1,747	1,747
Accumulated translation adjustments	—	—	—	—	1,100	1,100
Total comprehensive loss	—	—	—	—	—	(441,442)
Common stock issued under stock plans, net	—	3,104	(627)	—	—	2,477
Stock-based compensation expense	—	—	3,903	—	—	3,903
Cancelled restricted stock grants related to terminated employees	—	(1,959)	1,959	—	—	—
Balances, May 31, 2003	29	1,123,819	(508)	(868,789)	1,235	255,786
Components of comprehensive loss:						
Net loss	—	—	—	(21,849)	—	(21,849)
Net unrealized loss on available-for-sale investments	—	—	—	—	(442)	(442)
Accumulated translation adjustments	—	—	—	—	147	147
Total comprehensive loss	—	—	—	—	—	(22,144)
Common stock issued:						
Under stock plans, net	2	20,526	(1,096)	—	—	19,432
Private placements	2	37,013	—	—	—	37,015
Common stock issued and options assumed in conjunction with acquisition	14	237,223	(2,233)	—	—	235,004
Effect of distribution of PalmSource, Inc. shares	—	(34,589)	—	—	(450)	(35,039)
Stock-based compensation expense	—	442	1,038	—	—	1,480
Cancelled restricted stock and option grants related to terminated employees	—	(804)	804	—	—	—
Balances, May 31, 2004	47	1,383,630	(1,995)	(890,638)	490	491,534
Components of comprehensive income:						
Net income	—	—	—	66,387	—	66,387
Net unrealized loss on available-for-sale investments	—	—	—	—	(180)	(180)
Recognized losses included in earnings	—	—	—	—	165	165
Accumulated translation adjustments	—	—	—	—	237	237
Total comprehensive income	—	—	—	—	—	66,609
Common stock issued under stock plans, net	2	23,416	(2,565)	—	—	20,853
Stock-based compensation expense	—	—	2,027	—	—	2,027
Cancelled restricted stock and option grants related to terminated employees	—	(111)	111	—	—	—
Balances, May 31, 2005	$49	$1,406,935	$(2,422)	$(824,251)	$ 712	$581,023

annual report

See notes to consolidated financial statements.

Palm, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended May 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ 66,387	$(21,849)	$(442,582)
Loss from discontinued operations (See Note 3 to consolidated financial statements)	—	11,634	24,727
Income (loss) from continuing operations	66,387	(10,215)	(417,855)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:			
Depreciation	15,546	20,925	24,172
Amortization	9,833	10,603	4,547
Deferred income taxes	(1,417)	—	219,625
Impairment charges	—	—	102,540
Recognized (gain) loss on equity investments	(200)	—	3,747
Changes in assets and liabilities, net of effect of business combination:			
Accounts receivable	(19,089)	(13,759)	(34,391)
Inventories	(21,514)	12,768	32,256
Prepaids and other	1,915	3,403	7,654
Accounts payable	22,948	627	(6,452)
Accrued restructuring	(11,570)	(15,766)	3,094
Other accrued liabilities	50,209	(21,644)	6,234
Net cash provided by (used in) operating activities	113,048	(13,058)	(54,829)
Cash flows from investing activities:			
Purchase of brand name intangible	(7,500)	—	—
Purchase of property and equipment	(15,279)	(5,776)	(8,156)
Purchase of equity investments	—	—	(1,000)
Sale of equity investments	1,200	—	—
Acquisition of business, net of cash acquired	—	16,114	—
Cash distributions from/(advances) to PalmSource	—	(6,000)	819
Purchase of short-term investments	(320,291)	(368,489)	(349,991)
Sales/maturities of short-term investments	238,764	351,091	411,411
Purchase of restricted investments	—	(2,764)	(173)
Sales/maturities of restricted investments	400	2,937	—
Net cash provided by (used in) investing activities	(102,706)	(12,887)	52,910
Cash flows from financing activities:			
Proceeds from issuance of common stock	20,853	56,447	2,477
Repayment of debt	(1,600)	—	—
Net cash provided by financing activities	19,253	56,447	2,477
Change in cash and cash equivalents	29,595	30,502	558
Cash and cash equivalents, beginning of period	98,569	68,067	67,509
Cash and cash equivalents, end of period	$ 128,164	$ 98,569	$ 68,067
Other cash flow information:			
Cash paid for income taxes	$ 7,561	$ 3,779	$ 2,808
Cash paid for interest	$ 1,992	$ 2,572	$ 2,696
Non-cash investing and financing activities:			
Fair value of stock options and warrants assumed in business combination	$ —	$ 28,064	$ —
Common stock issued for acquisition of businesses	$ —	$209,173	$ —
Debt for brand-name intangible asset	$ 19,700	$ —	$ —
Accrued liability for long-term investment	$ 984	$ —	$ —

See notes to consolidated financial statements.

Palm, Inc.

Notes to Consolidated Financial Statements

Note 1. Background and Basis of Presentation

Palm, Inc. (formerly palmOne, Inc.), or Palm or the Company, develops, markets and sells a family of mobile computing solutions.

Palm was incorporated in 1992 as Palm Computing, Inc. In 1995, the Company was acquired by U.S. Robotics Corporation. In 1996, the Company sold its first handheld computer, quickly establishing a significant position in the handheld computing industry. In 1997, 3Com Corporation, or 3Com, acquired U.S. Robotics. In 1999, 3Com announced its intent to separate the handheld device business from 3Com's business to form an independent, publicly traded company. In preparation for that spin-off, Palm Computing, Inc. changed its name to Palm, Inc., or Palm, and was reincorporated in Delaware in December 1999. In March 2000, Palm sold shares in an initial public offering and concurrent private placements. In July 2000, 3Com distributed its remaining shares of Palm common stock to 3Com stockholders.

In December 2001, Palm formed PalmSource, Inc., or PalmSource, a stand-alone subsidiary for its operating system business. On October 28, 2003, Palm distributed all of the shares of PalmSource common stock held by Palm to Palm stockholders. On October 29, 2003 Palm acquired Handspring, Inc. and changed its name to palmOne, Inc., or palmOne.

In connection with the spin-off of PalmSource, the Palm Trademark Holding Company, LLC, was formed to hold all trade names, trademarks, service marks and domain names containing the word or letter string "palm". In May 2005, the Company acquired PalmSource's interest in the Palm Trademark Holding Company, LLC, including the Palm trademark and brand, for $30.0 million, payable over 3.5 years. In July 2005, the Company changed its name back to Palm, Inc., or Palm.

As a result of the distribution, the Company's historical consolidated financial statements were retroactively adjusted to account for PalmSource as discontinued operations for all periods presented in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* While these reclassifications result in changes to certain previously reported amounts, the total and per share amounts of loss have not changed from the amounts reported previously. Unless otherwise indicated, the Notes to Consolidated Financial Statements relate to the Company's continuing operations (See Note 3 to consolidated financial statements). Commencing with the date of acquisition, October 29, 2003, the Handspring assets acquired and liabilities assumed, as well as the results of Handspring's operations are included in our consolidated financial statements. (See Note 4 to consolidated financial statements).

Prior to the spin-off of PalmSource and the acquisition of Handspring, the Company's business comprised two reporting segments: the Solutions Group business and the PalmSource business. As a result of the PalmSource distribution, the PalmSource reporting segment was eliminated as of the quarter ended November 30, 2003. The continuing business of Palm operates in one reportable segment which develops, designs and markets mobile computing solutions and related accessories, services and software.

On October 15, 2002, Palm effected a one-for-twenty reverse stock split. All share and per share information reflect this information.

Note 2. Significant Accounting Policies

Fiscal Year

Palm's 52-53 week fiscal year ends on the Friday nearest to May 31. Fiscal year 2005 contained 53 weeks, while fiscal years 2004 and 2003 each contained 52 weeks. For presentation purposes, the periods have been presented as ending on May 31.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in Palm's consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in the Company's balance sheets and the amounts of revenues and expenses reported for each of its fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for rebates, price protection, product returns, allowance for doubtful accounts, warranty and technical service costs, royalties, land not in use, goodwill and intangible asset impairments, restructurings, inventory and income taxes. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Palm and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported results.

Cash Equivalents and Short-Term Investments

Cash equivalents are highly liquid debt investments acquired with remaining maturities of three months or less. Short-term investments are highly liquid investments with original maturities at the date of purchase of greater than three months, and of marketable equity securities. While Palm's intent is to hold such securities to maturity, consistent with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* all securities are classified as available-for sale, since these securities are available for current operations, if required. Such securities are recorded at market value using the specific identification method with unrealized gains and losses included as a component of other comprehensive income. The cost of securities sold is based on the specific identification method. Premiums and discounts are amortized over the period from acquisition to maturity and are included in interest and other income (expense), along with interest and dividends. In the third quarter of fiscal year 2005, the Company began to classify its investment in auction-rate securities as short-term investments. These investments were included in cash and cash equivalents in previous periods ($104.5 million at May 31, 2004), and such amounts have been reclassified in the accompanying financial statements to conform to the current period presentation. This change in classification had no effect on the amounts of total current assets, total assets, net income or cash flow from operations of the Company.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on Palm's assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable.

Concentration of Credit Risk

Financial instruments which potentially subject Palm to credit risk consist of cash, cash equivalents and short-term investments which are invested in highly liquid instruments in accordance with Palm's investment policy. Palm sells the majority of its products through distributors, retailers, resellers and wireless carriers. While a significant portion of Palm's accounts receivable is concentrated with a few customers as shown below, generally credit risk is diversified due to the number of entities comprising Palm's customer base and their dispersion across different geographic locations throughout the world. Palm generally sells on open account and performs periodic credit evaluations of its customers' financial condition.

annual report

The following individual customers accounted for 10% or more of total revenue from continuing operations for the years ended May 31, 2005, 2004 and 2003:

	Years Ended May 31,		
	2005	2004	2003
Ingram Micro	12%	15%	19%
Sprint Corporation	11%	7%	—%
Cingular Wireless/AT&T	11%	3%	—%

The following individual customers accounted for 10% or more of net accounts receivable:

	May 31,	
	2005	2004
Ingram Micro	14%	17%
Sprint Corporation	10%	7%

Inventories

Inventory purchases and purchase commitments are based upon forecasts of future demand. Palm values its inventory at the lower of standard cost (which approximates first-in, first-out cost) or market. If Palm believes that demand no longer allows it to sell its inventory above cost, or at all, then Palm writes down that inventory to market or writes off excess inventory levels.

Investments for Committed Tenant Improvements

Investments for committed tenant improvements consist of money market funds. These investments are carried at cost, which approximates fair value, and are restricted as to withdrawal to satisfy the corresponding obligation, provision for committed tenant improvements. Investments for committed tenant improvements are held in brokerage accounts in Palm's name.

Restricted Investments

Restricted investments consist of certificates of deposit with maturities of six months or less. These investments are carried at cost, which approximates fair value, and are restricted as to withdrawal.

Land Not In Use, Property and Equipment

Property and equipment are stated at cost. Costs related to internal use software are capitalized in accordance with AICPA Statement of Position, or SOP, No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Depreciation and amortization are computed over the shorter of the estimated useful lives, lease or license terms on a straight-line basis (generally three to five years). Land not in use is held at cost reduced by impairment charges recorded as the result of declines in market value. (See Note 7 to consolidated financial statements.)

Goodwill and Intangible Assets

Palm evaluates the recoverability of goodwill annually, or more frequently if impairment indicators arise, as required under SFAS No. 142, *Goodwill and Other Intangible Assets.* Goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within the Company's single reporting segment. A goodwill impairment loss is recorded for any goodwill that is determined to be impaired. Under SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets,* intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized for an intangible asset to the extent that the asset's carrying value exceeds its fair value, which is determined based upon the estimated undiscounted future cash flows expected to result from the use of the asset, including disposition. Cash flow estimates used in evaluating for impairment represent management's best estimates using appropriate assumptions and projections at the time.

Software Development Costs

Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized. Palm believes its current process for developing software is essentially completed concurrent with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

Equity Investments

Investments in equity securities with readily available fair values are considered available-for-sale and recorded at cost, in other assets, with subsequent unrealized gains or losses included as a component of other comprehensive income (loss). Investments in equity securities whose fair values are not readily available and for which Palm does not have the ability to exercise significant influence over the investee's operating and financial policies are recorded at cost, $1.0 million at May 31, 2005 and 2004. Palm evaluates its investments in equity securities on a regular basis and records an impairment charge to other interest income (expense) when the decline in the fair value below the cost basis is judged to be other-than-temporary.

Revenue Recognition

Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition,* and AICPA SOP No. 97-2, *Software Revenue Recognition,* as amended. Palm recognizes revenues from sales of mobile computing devices under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided that collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, revenue is reduced based on Palm's estimates of liability related to these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, inventory levels in the channel and other related factors. The estimates and reserves for rebates and price protection are based on specific programs, expected usage and historical experience.

Revenue from software arrangements with end users is recognized upon delivery of the software, provided that collection is determined to be probable and no significant obligations remain. Deferred revenue is recorded for post contract support and any other future deliverables, and is recognized over the support period or as the elements of the agreement are delivered. Vendor specific objective evidence of the fair value of the elements contained in software arrangements is based on the price determined by management having the relevant authority when the element is not yet sold separately, but is expected to be sold in the marketplace within six months of the initial determination of the price by management.

Advertising

Advertising costs are expensed as incurred and were $79.3 million, $63.0 million and $66.9 million for fiscal years 2005, 2004 and 2003, respectively. Included within total advertising costs are marketing development funds paid to channel customers for which Palm receives identifiable benefits whose fair value can be reasonably estimated and which are expensed in the period the related revenue is recognized.

Warranty Costs

Palm accrues for warranty costs based on historical rates of repair as a percentage of shipment levels and the expected repair cost per unit, service policies and any known warranty issues.

Restructuring Costs

Effective for calendar year 2003, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which supersedes Emerging Issues Task Force, or EITF, Issue No. 94-3, *Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*, Palm records liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF Issue No. 94-3, Palm accrued for restructuring costs when it made a commitment to a firm exit plan that specifically identified all significant actions to be taken. Palm records initial restructuring charges based on assumptions and related estimates it deems appropriate for the economic environment at the time these estimates are made. Palm reassesses restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities, and records new restructuring accruals as liabilities are incurred.

Income Taxes

Income tax expense for the years ended May 31, 2005, 2004 and 2003 is based on pre-tax financial accounting income or loss. Prior to October 29, 2003, Palm's consolidated federal, state and foreign income tax returns included the operating results of PalmSource. Deferred tax assets represent temporary differences that will result in deductible amounts in future years, including net operating loss carryforwards, deferred expenses and tax credit carryforwards. A valuation allowance reduces deferred tax assets to estimated realizable value, based on estimates, non-expiring credits and certain tax planning strategies. The carrying value of Palm's net deferred tax assets assumes that it is more likely than not that Palm will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the net carrying value. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of the valuation allowance based upon current and preceding years' results of operations and anticipated profit levels in future years.

Foreign Currency Translation

For non-U.S. subsidiaries with their local currency as their functional currency, assets and liabilities are translated to U.S. dollars, monthly, at exchange rates as of the balance sheet date, and revenues, expenses, gains and losses are translated, monthly, at average exchange rates during the period. Resulting foreign currency translation adjustments are included as a component of other comprehensive income.

For Palm entities with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are translated to U.S. dollars at the year-end exchange rates except for inventories, prepaid expenses, and property and equipment, which are translated at historical exchange rates.

Derivative Instruments

Palm conducts business on a global basis in several currencies. As such, Palm is exposed to movements in foreign currency exchange rates. Palm enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on foreign currency receivables, investments, and payables. Gains and losses on the contracts offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets, investments, and liabilities denominated in currencies other than the functional currency of the reporting entity. Palm's foreign exchange forward contracts relate to current assets and liabilities and generally mature within 30 days. Palm did not hold derivative financial instruments for trading purposes during the years ended May 31, 2005, 2004 and 2003.

Stock-Based Compensation

Palm has employee stock plans, which are described more fully in Note 13 to consolidated financial statements. Palm accounts for awards under its employee stock plans under the intrinsic value method prescribed by Accounting Principles Board Opinion, or APB, No. 25, *Accounting for Stock Issued to Employees*, and Financial Accounting Standards Board Interpretation, or FIN, No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB No. 25)*, and has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and related guidance.

In accordance with APB No. 25, Palm generally recognizes no compensation expense with respect to shares issued under its employee stock purchase plan and options granted to employees and directors under its stock option plans, collectively referred to as "options." The Company's stock option plan also allows for the issuance of restricted stock awards, under which shares of common stock are issued at par value to key employees, subject to certain restrictions, and for which compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period.

Pursuant to FIN No. 44, options assumed in a purchase business combination are valued at the date of acquisition at their fair value calculated using the Black-Scholes option valuation model. The fair value of the assumed options is included as part of the purchase price. The intrinsic value attributable to the unvested options is recorded as unearned stock-based compensation and amortized over the remaining vesting period of the related options.

The following table illustrates the effect on net income (loss) and net income (loss) per share if Palm had elected to recognize stock-based compensation expense based on the fair value of the options granted to employees at the date of grant as prescribed by SFAS No. 123. For the purpose of this pro forma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods, using the multiple option approach.

	Years Ended May 31,		
	2005 (1)	2004 (2)	2003 (2)
	(in thousands, except per share amounts)		
Net income (loss), as reported	$ 66,387	$(21,849)	$(442,582)
Add: Stock based compensation included in reported net income (loss), net of related tax effects	2,027	3,227	3,903
Less: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(34,325)	(22,767)	(41,758)
Pro forma net income (loss)	$ 34,089	$(41,389)	$(480,437)
Net income (loss) per share, as reported—basic	$ 1.37	$ (0.55)	$ (15.23)
Net income (loss) per share, as reported—diluted	$ 1.29	$ (0.55)	$ (15.23)
Pro forma net income (loss) per share—basic	$ 0.70	$ (1.04)	$ (16.53)
Pro forma net income (loss) per share—diluted	$ 0.66	$ (1.04)	$ (16.53)

(1) Stock-based compensation expense determined under the fair value method for the year ended May 31, 2005 includes amortization related to options cancelled in connection with the option exchange program initiated on March 1, 2004.

(2) Amounts include compensation related to options held by PalmSource employees through the distribution date.

SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because options held by Palm employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options. See Note 13 to consolidated financial statements for a discussion of the assumptions used in the option valuation model and estimated fair value for employee stock options.

Net Income (Loss) Per Share

Basic net income (loss) from continuing operations, loss from discontinued operations and net income (loss) per share are calculated based on the weighted average shares of common stock outstanding during the period, excluding shares of restricted stock subject to repurchase. Diluted loss from continuing operations, loss from discontinued operations and net loss per share for the years ended May 31, 2004 and 2003 are calculated based on the weighted average shares of common stock outstanding excluding shares of restricted stock subject to repurchase, because the effect of restricted stock subject to repurchase and stock options and warrants outstanding, calculated using the treasury stock method, would have been anti-dilutive. Diluted income from continuing operations and diluted net income per share for the year ended May 31, 2005 are calculated based on the weighted average shares of common stock outstanding during the period, plus the dilutive effect of shares of restricted stock subject to repurchase, stock options and warrants outstanding, calculated using the treasury stock method.

The following table sets forth the computation of basic and diluted net income (loss) per share for fiscal year 2005, 2004 and 2003.

	Years Ended May 31,		
	2005	2004	2003
	(in thousands, except per share amounts)		
Income (loss) from continuing operations	$66,387	$(10,215)	$(417,855)
Basic and diluted income (loss) from continuing operations:			
Shares used to compute basic income (loss) per share (weighted average shares outstanding during the period, excluding shares of restricted stock subject to repurchase)	48,486	39,686	29,069
Dilutive common equivalent shares:			
Restricted stock subject to repurchase	119	—	—
Stock options and warrants	2,685	—	—
Shares used to compute diluted income (loss) per share	51,290	39,686	29,069
Basic income (loss) from continuing operations per share	$ 1.37	$ (0.26)	$ (14.38)
Diluted income (loss) from continuing operations per share	$ 1.29	$ (0.26)	$ (14.38)

For the years ended May 31, 2004 and 2003 approximately 1,569,000 and 54,000 common equivalent shares were excluded from the computations of diluted loss from continuing operations, diluted loss from discontinued operations and diluted net loss per share, respectively. For the year ended May 31, 2005, approximately 2,044,000 weighted options to purchase Palm common stock were excluded from the computations of diluted income from continuing operations and net income per share because these options' exercise prices were above the average market price during the period and the effect of including such stock options would have been anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) plus net unrealized loss on investments, recognized losses included in earnings and accumulated foreign currency translation adjustments and is presented in the statement of stockholders' equity.

Effects of Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* This statement replaces SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes APB No. 25, *Accounting for Stock Issued to Employees.* SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for shared-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for years beginning after June 15, 2005, which is Palm's fiscal year 2007. Management has not yet determined the impact that SFAS 123(R) will have on its financial position, results of operations and statement of cash flows, but expects that the impact will be material.

Note 3. Discontinued Operations

On October 28, 2003, the Company's stockholders formally approved a plan that included the PalmSource distribution and the Handspring acquisition. Accordingly, the historical consolidated financial statements of Palm have been retroactively adjusted to account for PalmSource as discontinued operations for all periods presented in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The discontinued operations data reflects the historical assets and liabilities, results of operations and cash flows of PalmSource, the Palm OS platform and licensing business segment of Palm, as of and during each respective period presented. No gain or loss was recorded as a result of the PalmSource distribution.

Loss from discontinued operations included PalmSource net revenues of $11.1 million and $34.3 million for the years ended May 31, 2004 and 2003, respectively. Also included in loss from discontinued operations are allocated corporate expenses and historical consolidated separation costs that ceased after the PalmSource distribution of $5.2 million and $9.3 million for the years ended May 31, 2004 and 2003, respectively. Cash flows relating to the discontinued operations of PalmSource have been excluded from the cash flows of the Company based on the separate assets (including cash) and liabilities of PalmSource. For the year ended May 31, 2003, these operations used cash of $9.1 million, investing activities used cash of $3.3 million, and financing activities raised cash of $20.0 million through the sale of preferred stock in PalmSource. For the period through the distribution on October 28, 2003, the separate operating cash outflow of PalmSource was $4.6 million.

Note 4. Business Combinations

On October 29, 2003, Palm acquired Handspring, a leading provider of smartphones and communicators, exchanging 0.09 of a share of Palm common stock for each outstanding share of Handspring common stock and assuming outstanding options and warrants to purchase Handspring common stock based on this same exchange ratio. The exchange ratio for the acquisition was determined based on an arm's length negotiation between Palm and Handspring. The Handspring acquisition resulted in the issuance of approximately 13.6 million shares of Palm common stock. The purchase price of $249.9 million is comprised of (a) approximately $209.2 million representing the fair value of Palm common stock issued to former Handspring stockholders, (b) $28.0 million representing the estimated fair value of Handspring options and warrants assumed using the Black-Scholes option valuation model, (c) $6.5 million of direct transaction costs and (d) $6.2 million of other liabilities directly related to the acquisition.

The fair value of the Palm common stock issued was determined using a per share price of $15.4060 per share based upon the closing prices of Palm common stock within a range of trading days beginning with the first trading day subsequent to the PalmSource distribution (October 29, 2003—November 4, 2003).

The fair value of the vested options, unvested options and warrants assumed were valued using the Black-Scholes option valuation model with the following weighted average assumptions:

	Vested Options	Unvested Options	Warrants
Weighted average assumptions:			
Risk-free interest rate	1.3%	2.4%	3.2%
Volatility	100%	100%	100%
Options term (in years)	1.00	3.00	4.25
Dividend yield	0.0%	0.0%	0.0%

The $6.2 million of other liabilities directly related to the Handspring acquisition includes $1.8 million related to workforce reductions primarily in the United States, of approximately 50 Handspring employees, $3.7 million related to Handspring facilities not intended for use for Palm operations and therefore considered excess, and $0.7 million related to other miscellaneous charges incurred as a result of the acquisition which will not benefit Palm in the future. As of May 31, 2004, the Company adjusted the initial estimate of liabilities directly related to the acquisition as a result of greater costs than originally estimated for employee termination benefits and costs to exit certain facilities. All adjustments were recorded as a net increase in goodwill. As of May 31, 2005, the workforce reductions were complete and the Company adjusted the estimated costs for employee termination benefits and costs to exit certain facilities.

Accrued liabilities recognized in connection with the Handspring acquisition consist of (in thousands):

	Initial Liability Recognized at October 29, 2003	Cash Payments	Adjustments	Balance at May 31, 2004	Cash Payments	Adjustments	Balance at May 31, 2005
Workforce reduction costs	$1,805	$(2,029)	$ 244	$ 20	$ —	$ (20)	$ —
Excess facilities costs	3,689	(2,065)	1,913	3,537	(1,238)	(137)	2,162
Other	660	(673)	13	—	—	—	—
	$6,154	$(4,767)	$2,170	$3,557	$(1,238)	$(157)	$2,162

The Handspring acquisition was accounted for as a purchase pursuant to SFAS No. 141, *Business Combinations*. Pursuant to SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill related to the acquisition is not amortized and is tested at least annually for impairment. The goodwill for the Handspring acquisition is not deductible for tax purposes. The consolidated financial statements of Palm include the operating results of the acquired Handspring business from the date of acquisition.

The purchase price of this business combination was allocated to tangible assets net of assumed liabilities and to identifiable intangible assets based on the valuation, generally using a discounted cash flow approach, of contracts and customer relationships, customer backlog, product technology, trademarks and non-compete covenants as follows (in thousands):

	Amortization Period	Amount
Net tangible assets:		
Current assets		$ 40,591
Property and equipment		3,370
Other assets		15,403
Total assets acquired		59,364
Total liabilities assumed		(72,870)
Net liabilities assumed		(13,506)
Deferred stock-based compensation		2,233
Goodwill		241,512
Intangible assets:		
Contracts and customer relationships	24 months	11,900
Customer backlog	4 months	4,200
Product technology	24 months	1,800
Trademarks	24 months	1,400
Non-compete covenants	24 months	400
Total purchase price		$249,939

Certain adjustments were made to goodwill subsequent to the acquisition date and are described in Note 9 to the consolidated financial statements.

The following unaudited pro forma financial information presents the combined results of operations of Palm and Handspring as if the Handspring acquisition had occurred as of the beginning of the periods presented. Due to different historical fiscal period ends for Palm and Handspring, the pro forma results combine the results of Palm with the historical results of Handspring as follows:

Palm Reporting Period	Handspring Period Included in Pro Forma Data
Year Ended May 31, 2004	June 1, 2003—October 28, 2003 *
Year Ended May 31, 2003	Year Ended June 30, 2003

* Results from operations of the former Handspring business are included in Palm results of operations since the date of acquisition (October 29, 2003).

This unaudited pro forma financial information includes an adjustment of $3.6 million and $12.9 million for the years ended May 31, 2004 and 2003, respectively, reflecting amortization of purchased intangible assets and deferred stock based-compensation, that would have been recorded if the acquisition had occurred at the beginning of the period presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of Palm that would have been reported had the acquisition been completed as of the beginning of the period presented, and should not be taken as representative of the future consolidated results of operations or financial condition of Palm. Pro forma results for the years ended May 31, 2004 and 2003 were (in thousands, except per share amounts):

	Years Ended May 31,	
	2004	2003
Pro forma revenues	$985,734	$ 984,893
Pro forma net loss	$(50,438)	$(586,583)
Pro forma net loss per share, basic and diluted	$ (1.27)	$ (13.75)
Shares used in computing per share amounts, basic and diluted	39,686	42,646

Note 5. Cash and Available-For-Sale and Restricted Investments

The Company's cash and available-for-sale and restricted investments are as follows (in thousands):

	May 31, 2005			May 31, 2004		
	Adjusted Cost	Net Unrealized Loss	Carrying Value	Adjusted Cost	Net Unrealized Loss	Carrying Value
Cash	$ 44,341	$ —	$ 44,341	$ 47,934	$ —	$ 47,934
Cash equivalents, money market funds	83,823	—	83,823	50,635	—	50,635
Total cash and cash equivalents	$128,164	$ —	$128,164	$ 98,569	$ —	$ 98,569
Short-term investments:						
Federal government obligations	$ 86,936	$(292)	$ 86,644	$ 30,495	$(174)	$ 30,321
State and local government obligations	12,000	—	12,000	12,000	—	12,000
Corporate notes/bonds	120,796	(159)	120,637	98,408	(105)	98,303
Foreign corporate notes/bonds	15,263	(9)	15,254	13,263	(5)	13,258
	$234,995	$(460)	$234,535	$154,166	$(284)	$153,882
Equity investments in publicly traded companies	$ —	$ —	$ —	$ 273	$(151)	$ 122
Investment for committed tenant improvements, money market funds	$ 6,182	$ —	$ 6,182	$ 7,197	$ —	$ 7,197
Restricted investments, certificates of deposit	$ 775	$ —	$ 775	$ 1,175	$ —	$ 1,175

Due to the short-term nature of these investments, the carrying value approximates fair value. The unrealized losses on these investments were primarily due to interest rate fluctuations and are considered to be temporary in nature.

The net unrealized losses above of $460,000 are net of unrealized gains of $62,000. In accordance with EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* the following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at May 31, 2005:

	Less than 12 Months		12 Months and More		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Federal government obligations	$42,885	$(297)	$ 5,785	$ (51)	$48,670	$(348)
Corporate notes/bonds	7,315	(36)	11,046	(138)	18,361	(174)
Total	$50,200	$(333)	$16,831	$(189)	$67,031	$(522)

Palm's unrealized loss positions at May 31, 2004 are less than twelve months in age.

In the third quarter of fiscal year 2005, the Company reclassified its investment in auction-rate securities as short-term investments. These investments were included in cash and equivalents in previous periods ($104.5 million at May 31, 2004), and such amounts have been reclassified in the accompanying consolidated financial statements to conform to the current period classification. This change in classification had no effect on the amounts of total current assets, total assets, net income or cash flow from operations of the Company.

Note 6. Inventories

Inventories consist of the following (in thousands):

	May 31,	
	2005	2004
Finished goods	$33,567	$12,219
Work in process and raw materials	1,977	1,811
	$35,544	$14,030

Note 7. Land not in use

Land not in use, approximately 39 acres located in San Jose, California, was land on which Palm had previously planned to build its new corporate headquarters. At the initiation of a seven-year master lease agreement during the second quarter of fiscal year 2001, the lessor acquired the land for Palm's future headquarters. Due to the uncertain economic environment and changes to its business, in the fourth quarter of fiscal year 2001, Palm decided not to go forward with the lease commitment or construction of the future headquarters facility. Pursuant to the terms of the master lease agreement, upon termination of the agreement, Palm was required to exercise its option to purchase the land from the lessor at the lessor's full initial purchase price. As a result, in the fourth quarter of fiscal year 2001, Palm incurred an impairment charge of $59.0 million related to the land, consisting of the difference in the value of the land at that date and Palm's purchase price. The land was classified as held for sale as of May 31, 2001 but ceased to be actively marketed during fiscal year 2002 and was reclassified as land not in use. During the third quarter of the year ended May 31, 2003, Palm incurred an additional impairment charge of $100.0 million related to the land. Market conditions for commercial real estate in the Silicon Valley had further deteriorated since the land was acquired in May 2001 and the Company determined that it would not expect to hold the land as long as would be required to realize a $160.0 million carrying value. As a result the Company reviewed the carrying value of the land for impairment. Accordingly, Palm has adjusted the carrying value of the land to its fair market value at February 2003 of $60.0 million. The Company currently has no plans to sell the land within the next twelve months.

Note 8. Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	May 31, 2005	May 31, 2004
Equipment and internal use software	$ 83,885	$ 80,902
Leasehold improvements	1,710	1,690
Furniture and fixtures	3,456	3,098
Total	89,051	85,690
Accumulated depreciation and amortization	(69,893)	(66,265)
	$ 19,158	$ 19,425

annual report

Note 9. Goodwill

Palm adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* as of the first day of fiscal year 2002. As defined by SFAS No. 142, upon adoption the Company identified two reporting units (the Solutions Group and PalmSource) and allocated goodwill to each unit. PalmSource was subsequently distributed to the Company's stockholders in October 2003 as described in Note 3 to consolidated financial statements. During the fourth quarter of fiscal years 2005 and 2004, Palm completed its annual impairment test, and there was no impairment indicated.

Changes in the carrying amount of goodwill are (in thousands):

Balances, May 31, 2003	$ 13,815
Acquisition of Handspring	241,512
Goodwill adjustments	2,036
Balances, May 31, 2004	257,363
Goodwill adjustments	(8,202)
Balances, May 31, 2005	$249,161

Goodwill adjustments in fiscal year 2004 of approximately $2.0 million primarily consist of adjustments to the initial estimate of liabilities directly related to the Handspring acquisition as a result of greater costs than originally estimated for employee termination benefits and costs to exit certain facilities. Goodwill adjustments during fiscal year 2005 of approximately $8.2 million are primarily the result of the release of the valuation allowance on a portion of the deferred tax assets associated with the Handspring acquisition and adjustments to the initial estimate of liabilities directly related to the Handspring acquisition as a result of lower costs than originally estimated for employee termination benefits and costs to exit certain facilities partially offset by the settlement of pre-acquisition litigation and adjustment to the Company's estimated royalty obligations. The Company will continue to adjust goodwill as required for changes in the value of deferred tax assets associated with the Handspring acquisition.

Note 10. Intangible Assets

Intangible assets consist of the following (in thousands):

		May 31, 2005			May 31, 2004		
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Brand	240 months	$27,200	$ (57)	$27,143	$ —	$ —	$ —
Contracts and customer relationships	24 months	11,900	(9,420)	2,480	11,900	(3,471)	8,429
Customer backlog	4 months	4,200	(4,200)	—	4,200	(4,200)	—
Product technology	24 months	1,800	(1,425)	375	1,800	(525)	1,275
Trademarks	24 months	1,400	(1,108)	292	1,400	(408)	992
Non-compete covenants	24 months	400	(317)	83	400	(117)	283
		$46,900	$(16,527)	$30,373	$19,700	$(8,721)	$10,979

Amortization expense related to intangible assets was $7.8 million, $8.7 million and $1.1 million for the years ended May 31, 2005, 2004 and 2003, respectively. Estimated future amortization expense is $4.6 million for fiscal year 2006 and approximately $1.4 million for each year thereafter through fiscal year 2025.

In May 2005, Palm acquired PalmSource's 55 percent share of the Palm Trademark Holding Company resulting in full rights to the brand name Palm. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm, Inc. Under the agreement, Palm will pay $30.0 million in installments over 3.5 years (net present value of $27.2 million) and has granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period.

Note 11. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	May 31,	
	2005	2004
Payroll and related expenses	$ 16,865	$ 13,717
Rebates	17,146	11,096
Royalties	32,043	10,248
Product warranty	19,653	27,839
Other	78,743	49,779
	$164,450	$112,679

Note 12. Commitments

Certain Palm facilities are leased under operating leases. Leases expire at various dates through September 2011, and certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property.

Future minimum lease payments, including facilities vacated as part of restructuring activities, are as follows (in thousands):

Years Ended May 31,	Operating
2006	$ 8,546
2007	8,815
2008	9,722
2009	9,651
2010	9,919
Thereafter	12,002
	$58,655

Rent expense was $7.0 million, $6.1 million and $8.6 million for fiscal years 2005, 2004 and 2003, respectively. In conjunction with its restructuring activities, the Company is attempting to sublease certain excess space, the proceeds from which would partially offset the Company's future minimum lease commitments. Future minimum lease receivables under subleases are as follows (in thousands):

Years Ended May 31,	
2006	$ 2,285
2007	2,391
2008	2,430
2009	2,351
2010	2,330
Thereafter	3,107
	$14,894

The estimated sublease income is not deducted from the above table of future minimum lease payments. Sublease income was approximately $2.0 million, $0.3 million and $0.4 million for fiscal years 2005, 2004 and 2003, respectively. Although Palm has subleased some of its excess facilities, the Company has guaranteed to the landlord the commitments above in the event the sublessor defaults from its obligations.

In December 2001, Palm issued a subordinated convertible note in the principal amount of $50.0 million to Texas Instruments. In connection with the PalmSource distribution on October 28, 2003, the note was canceled and divided into two separate obligations, Palm retained $35.0 million and the remainder was assumed by PalmSource. The note bears interest at 5.0% per annum, is due in December 2006 and is convertible into Palm common stock at an effective conversion price of $64.60 per share. Palm may force a conversion at any time, provided its common stock has traded above $99.48 per share for a defined period of time. In the event Palm distributes significant assets, Palm may be required to repay a portion of the note. The note agreement defines certain events of default pursuant to which the full amount of the note plus interest could become due and payable.

In May 2005, Palm acquired PalmSource's 55 percent share of the Palm Trademark Holding Company resulting in full rights to the brand name Palm. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm, Inc. Palm will pay $30.0 million in installments over 3.5 years and has granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period. As of May 31, 2005, the remaining amount due to PalmSource is $22.5 million.

Palm has a patent and license agreement with a third party vendor under which Palm is committed to pay $2.7 million in fiscal year 2006.

Palm has an agreement with PalmSource that grants Palm certain licenses to develop, manufacture, test, maintain and support its products. This agreement was renewed in May 2005, providing for continued development and marketing of Palm products based on the PalmSource operating system through 2009. Under the agreement, Palm agreed to pay PalmSource license and royalty fees based upon net revenue of its products which incorporate PalmSource's software, as well as a source code license and maintenance and support fees. The source code license fee was $6.0 million paid in three equal annual installments of $2.0 million each in June 2003, June 2004 and June 2005. The source code license fee was reduced to $1.2 million and is payable in three equal annual installments of $0.4 million each in June 2006, June 2007 and June 2008 under the amended license agreement. Annual maintenance and support fees were approximately $0.7 million per year. The agreement includes a minimum annual royalty and license commitment of $41.0 million, $42.5 million, $35.0 million, $20.0 million and $10.0 million for the contract years ending December 3, 2005, December 3, 2006, December 3, 2007, December 3, 2008 and December 3, 2009, respectively.

In addition to the PalmSource agreement described above, Palm accrues for royalty obligations for its mobile communications and handheld devices based on either unit shipments or a percentage of applicable revenue for the net sales of products using certain software technologies. Palm recognizes royalty obligations as determinable in accordance with license agreement terms. Where agreements are not finalized, accrued royalty obligations represent management's best estimates using appropriate assumptions and projections at the time based on negotiations with the third parties. Palm has accrued royalty obligations of $32.0 million as of May 31, 2005 which are reported in other accrued liabilities and includes $29.7 million of estimated royalties. The status of each negotiation differs, and the amounts accrued as the expected royalty obligations are not necessarily the same as the amounts requested by the licensors as of that date. When agreements are finalized, the estimates will be revised accordingly. While the amounts ultimately agreed upon may be more or less than the current accrual, management does not believe that finalization of the agreements would have had a material impact on the amounts reported for its financial position as of May 31, 2005 or for the reported results for the year then ended; however, the effect of finalization in the future may be significant in the interim period in which it is recorded.

Palm utilizes contract manufacturers to build its products. These contract manufacturers acquire components and build product based on demand forecast information supplied by Palm, which typically covers a rolling 12-month period. Consistent with industry practice, Palm acquires inventories through a combination of formal purchase orders, supplier contracts and open orders based on projected demand information. Such formal and informal purchase commitments typically cover Palm's forecasted component and manufacturing requirements for periods ranging from 30 to 90 days. In certain instances, these agreements allow Palm the option to cancel, reschedule and adjust its requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of Palm's purchase commitments arising from these agreements may be non-cancelable and unconditional commitments. As of May 31, 2005, Palm's commitments to third party manufacturers for inventory on-hand and component purchase commitments related to the manufacture of Palm products are approximately $124.5 million.

In August 2003, Palm entered into a two-year, $30.0 million revolving credit line with Silicon Valley Bank, or SVB, which was amended and restated to extend the term one more year. The credit line is secured by assets of Palm, including but not limited to cash and cash equivalents, short-term investments, accounts receivable, inventory and property and equipment. The interest rate is equal to SVB's prime rate (6.0% at May 31, 2005) or, at Palm's election subject to specific requirements, equal to LIBOR plus 1.75% (5.01% at May 31, 2005). The interest rate may vary based on fluctuations in market rates. Palm is subject to a financial covenant requirement under the credit line agreement to maintain cash on deposit and short-term investments in the United States of not less than $100.0 million. As of May 31, 2005 Palm had used its credit line to support the issuance of letters of credit of $9.2 million.

As part of the agreements with 3Com relating to Palm's separation from 3Com, Palm agreed to assume liabilities arising out of the Xerox and E-Pass Technologies litigation and to indemnify 3Com for any damages it may incur related to these cases. (See Note 17 to consolidated financial statements.)

As part of the agreements with PalmSource relating to the PalmSource distribution, Palm agreed to assume liabilities arising out of the Xerox litigation and to indemnify PalmSource and PalmSource's licensees if any claim is brought against either of them alleging infringement of the Xerox patent by covered operating system versions for any damages it may incur related to this case. (See Note 17 to consolidated financial statements.)

Under the indemnification provisions of Palm's standard reseller agreements and software license agreements, Palm agrees to defend the reseller/licensee against third party claims asserting infringement by Palm's products of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the reseller/licensee.

Under the indemnification provisions of Palm's purchase agreement for the Palm brand and amended and restated trademark license agreement with PalmSource, Palm agrees to defend and indemnify PalmSource and its affiliates for any losses incurred as a result of the representations contained in the applicable agreements, limited at $25.0 million for each agreement.

We indemnify our directors and certain of our current and former officers for third-party claims. Certain costs incurred for providing such indemnification may be recovered under various insurance policies. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements since these exposures are not capped and due to the conditional nature of our obligations and the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on our business, financial condition, or results of operations and cash flows.

Palm's product warranty accrual reflects management's best estimate of probable liability under its product warranties. Management determines the warranty liability based on historical rates of usage as a percentage of shipment levels and the expected repair cost per unit, service policies and specific known issues.

Changes in the product warranty accrual are (in thousands):

	Years Ended May 31,	
	2005	2004
Balance at beginning of period	$27,839	$17,911
Payments made	(68,018)	(37,768)
Balance assumed in Handspring acquisition	—	6,037
Accrual related to product sold during the period	59,323	41,790
Change in estimated liability for pre-existing warranties	509	(131)
Balance at end of period	$19,653	$27,839

Note 13. Stockholders' Equity

Preferred Stock

Palm's Board of Directors has the authority to issue up to 125,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of ownership. No shares of preferred stock were outstanding at May 31, 2005 and 2004.

Stockholder Rights Plan

In November 2000, the Board of Directors approved a preferred stock rights agreement and issued a dividend of one right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each share of common stock outstanding as of November 6, 2000. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers, and certain business combination transactions of Palm.

Employee Stock Purchase Plan

Palm has an employee stock purchase plan under which eligible employees can contribute up to 10% of their compensation, as defined in the plan, towards the purchase of shares of Palm common stock at a price of 85% of the lower of the fair market value at the beginning of the offering period or the end of each six-month purchase period. As of May 31, 2005, approximately 3,830,000 shares of Palm common stock have been reserved for issuance under the employee stock purchase plan. The employee stock purchase plan provides for annual increases on the first day of each fiscal year in the number of shares available for issuance equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, or approximately 740,000 shares, or a lesser amount as may be determined by the Board of Directors. During the years ended May 31, 2005, 2004 and 2003, Palm issued approximately 381,000 shares, 292,000 shares and 231,000 shares, respectively, under the employee stock purchase plan. At May 31, 2005, approximately 2,784,000 shares were available for issuance under this plan, which increased to approximately 3,524,000 shares on June 1, 2005 pursuant to the annual plan increase previously described.

Stock Option Plans

Palm has a stock option plan under which options to purchase shares of common stock may be granted to employees, directors and consultants. Options are generally granted at not less than the fair market value at date of grant, typically vest over a one- to four-year period and expire ten years after the date of grant. Palm's stock option plan also allows for the issuance of restricted stock awards, under which shares of common stock are issued at par value to key employees, subject to vesting restrictions. For restricted stock awards, compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period. During the years ended May 31, 2005, 2004 and 2003, Palm granted approximately 125,000 shares, 68,000 shares and 38,000 shares of restricted stock grants at fair market values of $32.77, $16.71, and $16.50 and recognized related compensation expense of $1,475,000, $793,000, and $3,309,000, respectively. As of May 31, 2005, approximately 10,853,000 shares of common stock have been reserved for issuance under the stock option plan. The stock option plan provides for annual increases on the first day of each fiscal year in the number of shares available for issuance equal to 5% of the outstanding shares of common stock on the first day of the fiscal year or a lesser amount as may be determined by the Board of Directors. At May 31, 2005, approximately 2,016,000 shares of common stock were available for grant under this plan, which increased to approximately 4,490,000 shares on June 1, 2005 pursuant to the annual plan increase previously described.

Palm also has various stock option plans assumed in connection with various mergers and acquisitions. Except for shares of Palm common stock underlying the options outstanding, assumed at the time of acquisition, under these plans, there are no shares of Palm common stock reserved under these plans, including shares for new grants. In the event that any such assumed option is not exercised, no further option to purchase shares of Palm common stock will be issued in place of such unexercised option. However, Palm has the authority, if necessary, to reserve additional shares of Palm common stock under these plans to the extent such shares are necessary to effect an adjustment to maintain option value, including intrinsic value, of the outstanding options under these plans as had occurred as a result of the PalmSource distribution as described below.

Non-employee Director Stock Option Plan

Under the 2001 Stock Option Plan for Non-employee Directors, options to purchase common stock are granted to non-employee members of the Board of Directors at an exercise price equal to fair market value on the date of grant and typically vest over a 36-month period. As of May 31, 2005, 950,000 shares of common stock have been reserved for issuance under the director stock option plan and approximately 522,000 shares of common stock were available for grant. The Company also has an Amended and Restated 1999 Director Option Plan which remains in effect only with respect to outstanding options previously granted and under which no future grants of stock options will be made.

The following table summarizes the activity under all stock option plans (shares in thousands):

	Years Ended May 31,					
	2005		2004 (1)		2003 (1)	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	6,132	$22.62	5,783	$76.92	3,331	$167.30
Granted	3,903	$30.25	3,932	$12.38	3,773	$ 9.80
Assumed in connection with acquisition	—	$ —	1,869	$12.69	—	$ —
Exercised	(1,653)	$10.92	(1,704)	$10.13	(26)	$ 9.05
Cancelled	(1,130)	$59.32	(3,748)	$96.38	(1,295)	$115.15
Outstanding at end of year	7,252	$23.67	6,132	$22.62	5,783	$ 76.92
Exercisable at end of year	3,019	$22.10	2,441	$37.10	2,686	$128.16

(1) As a result of the PalmSource distribution, the exercise prices and number of shares underlying the options were adjusted and restated to preserve the intrinsic value.

Under the terms of the PalmSource distribution, optionholders who became employees of PalmSource had their options to purchase shares of Palm stock cancelled. Those optionholders who remained employees of Palm did not receive any rights to purchase stock in PalmSource. In order to preserve the intrinsic value of Palm's employee stock options, the number of shares subject to stock options outstanding as of October 28, 2003 and their related exercise prices were adjusted in accordance with the methodology set forth in FIN No. 44. As a result, on October 28, 2003, outstanding options to purchase approximately 5.0 million shares of Palm, Inc. common stock were adjusted into options to purchase approximately 7.1 million shares of Palm common stock. This includes options to purchase approximately 0.4 million shares of Palm common stock held by PalmSource employees. Options held by PalmSource employees ceased vesting on October 28, 2003 and unexercised options held by PalmSource employees were cancelled on January 28, 2004.

On March 1, 2004, Palm tendered an offer to exchange all unexercised options to purchase shares of Palm's common stock that were held by eligible employees, whether vested or unvested, that had exercise prices equal to or greater than $20.00 per share, or the Eligible Options. Eligible employees included all persons who were employees of Palm or one of its subsidiaries as of March 1, 2004 and who remained employees through the date on which the Eligible Options were cancelled, but did not include members of Palm's Board of Directors or Palm's Section 16 Officers (which term shall mean any persons who are required to file Forms 3, 4 or 5 with respect to Palm's securities under the Securities Exchange Act of 1934, as amended). On March 30, 2004, options to purchase approximately 945,000 shares of Palm common stock, having a weighted average exercise price of $164.15 per share, were cancelled. Accordingly and as a result of terminations, the Company granted options to purchase approximately 578,000 shares of Palm common stock on October 1, 2004 at an exercise price equal to the fair market value at the date of grant, or $32.24, the closing sale price per share of Palm's common stock as of October 1, 2004 as reported on the Nasdaq National

Market, the majority of which will vest over a 12-month period. Under the provisions of APB No. 25 no compensation expense has been, or will be, recognized in our consolidated statement of operations for the grant of the replacement options.

Information relating to stock options outstanding as of May 31, 2005 is as follows (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (In years)	Number of Shares	Weighted Average Exercise Price
$ 0.57 to $ 10.23	1,281	$ 6.12	5.9	1,036	$ 5.46
$10.25 to $ 11.20	1,106	$11.18	8.1	531	$11.18
$11.21 to $ 19.99	842	$15.17	7.5	432	$14.18
$20.00 to $ 28.00	810	$24.18	9.4	87	$24.03
$28.01 to $ 30.59	315	$29.79	9.1	26	$29.21
$30.60 to $ 30.60	1,510	$30.60	9.4	309	$30.60
$30.61 to $ 33.25	924	$32.51	9.4	338	$32.24
$33.26 to $823.05	464	$72.10	7.6	260	$99.26
$ 0.57 to $823.05	7,252	$23.67	8.2	3,019	$22.10

Warrants

In connection with the Handspring acquisition, Palm assumed a warrant to purchase 810,000 shares of Palm common stock at an exercise price of $12.12 per share. The warrant was exercised during the first quarter of fiscal year 2005. See Note 4 to consolidated financial statements.

SFAS No. 123 Assumptions and Fair Value

The fair value of each option grant during the years ended May 31, 2005, 2004 and 2003 reported above in Note 2 to consolidated financial statements was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years Ended May 31,		
Assumptions Applicable to Stock Options	2005	2004	2003
Risk-free interest rate	3.1%	2.0%	2.4%
Volatility	75%	100%	100%
Option term (in years)	3.2	2.9	3.1
Dividend yield	0.0%	0.0%	0.0%

	Years Ended May 31,		
Assumptions Applicable to Employee Stock Purchase Plan	2005	2004	2003
Risk-free interest rate	2.0%	2.1%	2.4%
Volatility	96%	99%	99%
Option term (in years)	2.0	2.0	2.0
Dividend yield	0.0%	0.0%	0.0%

The weighted average estimated fair value of stock options granted during the years ended May 31, 2005, 2004 and 2003 was $15.47, $8.00, and $8.79 per share, respectively. The stock options granted during the year ended May 31, 2005 are comprised of stock options granted at not less than the fair market value at date of grant. The weighted average estimated fair value of shares granted under the employee stock purchase plan during the years ended May 31, 2005, 2004 and 2003 was $7.33, $8.24 and $14.73 per share, respectively.

Note 14. Income Taxes

The income tax provision consists of the following (in thousands):

	Years Ended May 31,		
	2005	2004	2003
Current:			
Federal	$ 6,588	$ —	$ —
State	2,768	435	386
Foreign	3,371	5,656	2,917
Total current	12,727	6,091	3,303
Deferred:			
Federal	924	—	172,823
State	45	—	46,090
Foreign	448	—	712
Total deferred	1,417	—	219,625
	$14,144	$6,091	$222,928

Income (loss) before income taxes for the years ended May 31, 2005, 2004, and 2003 includes foreign subsidiary income (loss) of ($4.4) million, $22.7 million and $5.8 million, respectively.

The income tax (provision) benefit differs from the amount computed by applying the federal statutory income tax rate to income before income taxes as follows:

	Years Ended May 31,		
	2005	2004	2003
Tax computed at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal effect	5.4	(10.6)	0.2
Utilization of acquired deferred tax assets	12.1	—	—
Acquired in-process technology and non-deductible goodwill	—	(4.0)	—
Differential in foreign tax rates on earnings	6.6	55.6	(1.6)
Valuation allowance	(42.4)	(236.8)	(140.9)
Other	0.9	13.1	(7.1)
	17.6%	(147.7)%	(114.4)%

The impact of the valuation allowance on the income tax provision does not include the benefit of deductions for stock option exercises that reduce the utilization of net operating loss carryforwards during the fiscal year ended May 31, 2005.

The significant components of Palm's deferred income tax assets are (in thousands):

	May 31, 2005	May 31, 2004
Net operating loss carryforwards	$ 285,934	$ 303,399
Land impairment	62,994	62,994
Reserves not currently deductible for tax purposes	51,594	57,655
Tax credit carryforwards	22,280	17,187
Deferred expenses	4,438	7,755
Deferred revenue	3,080	1,706
Other	21,588	17,503
	451,908	468,199
Acquisition intangibles	(1,279)	(4,185)
Valuation allowance	(414,412)	(429,214)
	$ 36,217	$ 34,800

As of the end of fiscal year 2002, Palm had recorded a net deferred tax asset of $254.4 million. The realization of the net deferred tax asset was supported by certain identified tax strategies, involving the potential sale or transfer of appreciated assets, which were prudent, feasible and which management would implement, if necessary, to realize the related tax benefits before Palm's net operating loss carryforwards expired. The identified tax strategies included the potential sale or transfer of certain identified business operations, consisting of the Company's PalmSource, Inc. subsidiary and the Company's wireless access service operations, as well as the transfer of certain intellectual property from a foreign subsidiary to the United States, on a taxable basis. During the first quarter of fiscal year 2003, there was a significant decline in the value of these identified business operations and assets. In addition, the Company's business plans had developed such that the potential sale or transfer of PalmSource, Inc. and the wireless access service operations on a taxable basis were no longer feasible tax planning strategies. As a result, the Company recorded a tax provision of $219.6 million to increase its valuation allowances reflecting these changes. This reduced the net deferred tax assets to $34.8 million, which is the amount supported by the value of its intellectual property transfer strategy which, as of that date and at the end of fiscal year 2005, continues to be prudent, feasible and one that management would implement, if necessary, to realize the related tax benefits before Palm's net operating loss carryforwards expired. During fiscal year 2004, the valuation allowance was reduced related to the discontinued operations of PalmSource while being increased as a result of the merger with Handspring and for operating losses incurred during fiscal year 2004. At the end of fiscal year 2005, Palm's net deferred tax assets also include alternative minimum tax, or AMT, credits that have no expiration and foreign deferred tax assets from countries with cumulative net income bringing the total net deferred tax asset to $36.2 million. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of the valuation allowance net of appropriate reserves. At the end of fiscal year 2005, the valuation allowance offsets deferred tax assets relating to net operating loss carryforwards that include deductions related to employee stock options of approximately $64 million, and deferred tax assets related to the Handspring acquisition subject to purchase accounting rules of approximately $23 million. The future reversal of these portions of the valuation allowance will be recorded as a charge against equity and goodwill, respectively, and will have no effect on reported earnings for the period in which the reversal is recorded.

As of May 31, 2005, Palm has operating loss carryforwards for federal tax purposes totaling approximately $500 million, which expire in various years through fiscal year 2026. Palm also has approximately $250 million of remaining operating loss carryforwards acquired through business combinations, which expire in various years between 2011 and 2025. In addition, Palm has federal and state research and experimental credit carryforwards of approximately $10 million, which expire in various years between 2008 and 2026 and approximately $10 million of credits acquired through business combinations, which expire in various years between 2013 and 2025. Additionally, Palm has federal and state AMT credit carryforwards of approximately $1 million which do not expire. When the net operating losses and tax credit carryforwards related to certain business combinations are utilized against future income, the tax benefit associated with the utilization will be reflected as a goodwill reduction and will not reduce tax expense.

As a result of the acquisition of Handspring, the Company experienced a change in our ownership of approximately 30%. If over a rolling three-year period, the cumulative change in our ownership exceeds 50%, the Company's ability to utilize its net operating losses to offset future taxable income may be limited. This would limit the net operating loss available to offset taxable income each year following the cumulative change in ownership over 50%.

The American Jobs Creation Act of 2004 provides for a benefit in connection with foreign earnings repatriations. The Company has analyzed this provision and has concluded that it is not beneficial to pursue a repatriation under this Act as of May 31, 2005.

Note 15. Restructuring Charges

In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* restructuring costs are recorded as incurred. Restructuring charges for employee workforce reductions are recorded upon employee notification for employees whose required continuing service period is 60 days or less, and ratably over the employee's continuing service period for employees whose required continuing service period is greater than 60 days.

The third quarter of fiscal year 2004 restructuring actions consisted of workforce reductions, in the United States and United Kingdom, of approximately 100 regular employees and was completed during the year ended May 31, 2005. Restructuring charges related to the implementation of actions to streamline the Company consistent with its strategic plan.

The first quarter of fiscal year 2004 restructuring actions consisted of workforce reductions, primarily in the United States, of approximately 45 regular employees, facilities and property and equipment that were disposed of or removed from service and canceled projects. Restructuring charges relate to the implementation of a series of actions to adjust the business consistent with Palm's future wireless plans. Cost reduction actions initiated in the first quarter of fiscal year 2004 were substantially completed by the end of fiscal year 2004, except for remaining contractual payments for excess facilities.

The third quarter of fiscal year 2003 restructuring actions consisted of workforce reductions, primarily in the United States, of approximately 140 regular employees, facilities and property and equipment disposed of or removed from service and canceled projects. Restructuring charges relate to the implementation of a series of actions to better align the Company's expense structure with its revenues. Cost reduction actions initiated in the third quarter of fiscal year 2003 are complete as of May 31, 2005.

The fourth quarter of fiscal year 2001 restructuring charges related to carrying and development costs related to the land on which Palm had previously planned to build its corporate headquarters, facilities costs related to lease commitments for space no longer intended for use, workforce reduction costs across all geographic regions and discontinued project costs. These workforce reductions affected approximately 205 regular employees and were completed during the year ended May 31, 2003. As of May 31, 2005, the balance consists of lease commitments, payable over approximately six years, offset by estimated sublease proceeds of approximately $21.2 million.

Accrued liabilities related to restructuring actions consist of (in thousands):

	Q3 2004 Action	Q1 2004 Action			Q3 2003 Action			Q4 2001 Action	
	Workforce Reduction Costs	Discontinued Project Costs	Excess Facilities and Equipment Costs	Workforce Reduction Costs	Discontinued Project Costs	Excess Facilities and Equipment Costs	Workforce Reduction Costs	Excess Facilities Costs	Total
Balance, May 31, 2003	$ —	$ —	$ —	$ —	$ 2,367	$ 1,596	$1,374	$ 29,549	$ 34,886
Restructuring expense	5,172	574	1,515	1,633	—	155	(617)	—	8,432
Cash payments	(4,175)	(574)	(687)	(1,526)	—	(1,434)	(757)	(10,147)	(19,300)
Write-offs	(289)	—	(23)	(107)	—	—	—	—	(419)
Balance, May 31, 2004	708	—	805	—	2,367	317	—	19,402	23,599
Restructuring expense	(98)	—	—	—	(342)	80	—	—	(360)
Cash payments	(610)	—	(461)	—	(1,980)	(397)	—	(6,508)	(9,956)
Write-offs	—	—	—	—	(45)	—	—	—	(45)
Balance, May 31, 2005	$ —	$ —	$ 344	$ —	$ —	$ —	$ —	$ 12,894	$ 13,238

Accrued restructuring as of May 31, 2005 and May 31, 2004 includes accrued liabilities recognized in connection with the Handspring acquisition. (See Note 4 to consolidated financial statements.)

Note 16. Employee Benefit Plan

Eligible Palm employees may participate in Palm's 401(k) Plan, or the Plan. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 22% of their annual compensation to the Plan each calendar year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for Company matching contributions as determined by the Board of Directors. Palm matches 50% for each dollar on the first 6% of target income contributed by the employee. Employees become vested in Palm matching contributions according to a three-year vesting schedule based on initial date of hire. Palm's expense related to 401(k) matching contributions was $1.7 million, $1.9 million and $1.6 million for the years ended May 31, 2005, 2004 and 2003, respectively.

Note 17. Litigation

Palm is a party to lawsuits in the normal course of its business. Litigation in general, and intellectual property litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Palm believes that it has defenses to the cases set forth below and is vigorously contesting these matters. Palm is not currently able to estimate, with reasonable certainty, the possible loss, or range of loss, if any, from the cases listed below, and accordingly no provision for any potential loss which may result from the resolution of these matters has been recorded in the accompanying consolidated financial statements except with respect to those cases where preliminary settlement agreements have been reached. An unfavorable resolution of these lawsuits could materially adversely affect Palm's business, results of operations or financial condition. (Although Palm, Inc. was palmOne, Inc. and is now Palm, Inc. again and Handspring has been merged into Palm, the pleadings in the pending litigation continue to use former company names, including Palm Computing, Inc., Palm, Inc., palmOne, Inc. and Handspring, Inc.)

In April 1997, Xerox Corporation filed suit in the United States District Court for the Western District of New York. As a result of subsequent amendments, the case currently names as defendants 3Com Corporation, U.S. Robotics Corporation, U.S. Robotics Access Corp., Palm Computing, Inc., Palm, Inc., PalmSource, Inc., and palmOne Inc. The complaint alleges willful infringement of U.S. Patent No. 5,596,656 (the "656 patent"), entitled "Unistrokes for Computerized Interpretation of Handwriting." The complaint seeks unspecified damages and to permanently enjoin the defendants from infringing the patent in the future. In

2000, the District Court dismissed the case, ruling that the patent is not infringed by the Graffiti handwriting recognition system used in handheld computers using Palm's operating systems. Xerox appealed the dismissal to the United States Court of Appeals for the Federal Circuit ("CAFC"). On October 5, 2001, the CAFC affirmed-in-part, reversed-in-part and remanded the case to the District Court for further proceedings. On December 20, 2001, the District Court granted Xerox's motion for summary judgment that the patent is valid, enforceable and infringed. The defendants filed a Notice of Appeal on December 21, 2001. The CAFC remanded the case to the District Court for a determination on the issue of invalidity of the '656 patent. On May 21, 2004 the District Court granted palmOne's motion for summary judgment that the '656 patent is invalid. Palm filed a Motion for Clarification of the ruling and Xerox filed a Motion for Alteration or Amendment of and Relief from Judgment. In February 2005 the District Court granted Palm's motion, finding the patent invalid and denied Xerox's motion. Xerox has appealed the ruling to the CAFC. If Palm is not successful, Palm may be liable as well under an indemnity flowing to PalmSource and/or its licensees if Xerox seeks to enforce its patent claims against them. In connection with Palm's separation from 3Com, Palm may be required to indemnify and hold 3Com harmless for any damages or losses that may arise out of the Xerox litigation.

In February 2000, E-Pass Technologies, Inc. filed suit against 3Com, Inc. in the United States District Court for the Southern District of New York and later filed, on March 6, 2000, an amended complaint against Palm and 3Com. The case was transferred to the United States District Court for the Northern District of California. The amended complaint alleges willful infringement of U.S. Patent No. 5,276,311, entitled "Method and Device for Simplifying the Use of Credit Cards, or the Like" and inducement to infringe the same patent. The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patent in the future. On August 21, 2003, the CAFC issued a ruling reversing summary judgment in favor of Palm and 3Com and remanded the case to the District Court for further proceedings. On February 9, 2004, E-Pass filed another lawsuit in the United States District Court for the Northern District of California naming palmOne, Handspring and PalmSource as defendants. This second suit alleges infringement, contributory infringement and inducement of infringement of the same patent, but identifies additional products as infringing and seeks unspecified compensatory damages, treble damages and a permanent injunction against future infringement. Palm filed motions for summary judgment which are pending before the Court. In connection with Palm's separation from 3Com, Palm may be required to indemnify and hold 3Com harmless for any damages or losses that may arise out of the E-Pass litigation.

In June 2001, the first of several putative stockholder class action lawsuits was filed in the United States District Court for the Southern District of New York against certain of the underwriters for Palm's initial public offering, Palm and several of its officers. The complaints, which have been consolidated under the caption *In re Palm, Inc. Initial Public Offering Securities Litigation,* Case No. 01 CV 5613, assert that the prospectus from Palm's March 2, 2000 initial public offering failed to disclose certain alleged actions by the underwriters for the offering. The complaints allege claims against Palm and the officers under Sections 11 and 15 of the Securities Act of 1933, as amended. Certain of the complaints also allege claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended. Similar complaints were filed against Handspring in August and September 2001 in regard to Handspring's June 2000 initial public offering. Other actions have been filed making similar allegations regarding the initial public offerings of more than 300 other companies. An amended consolidated complaint was filed in April 2002. The claims against the individual defendants have been dismissed without prejudice pursuant to an agreement with plaintiffs. The Court denied Palm's motion to dismiss. Special committees of both Palm's and Handspring's respective Boards of Directors approved a tentative settlement proposal from plaintiffs, which includes a guaranteed recovery to be paid by the issuer defendants' insurance carriers and an assignment of certain claims the issuers, including Palm and Handspring, may have against the underwriters. There is no guarantee that the settlement will become final, however, as it is subject to a number of conditions, including Court approval. The terms of the settlement would result in a resolution that is not material to Palm's financial position.

In October 2002, a purported consumer class action lawsuit was filed against Palm in Illinois Circuit Court, Cook County entitled *Goldstein v. Palm.* The case alleges consumer fraud regarding Palm's representations that its m100, III, V, and VII handheld personal digital assistants, as sold, would provide wireless access to the Internet and email accounts, and would perform common business functions including data base management, custom form creation and viewing Microsoft Word and Excel documents, among other tasks. The case seeks unspecified actual damages and indemnification of certain costs. Following two successful motions to dismiss filed by Palm, Plaintiff filed a third amended complaint which Palm answered. The case is in the preliminary stages.

Note 18. Related Party Transactions

Transactions with 3Com Corporation

Subsequent to the date of separation of Palm from 3Com, Palm paid 3Com for certain leased facilities through the first quarter of fiscal year 2004 and for transitional services required while Palm established its independent infrastructure, with transitional services being completed in the third quarter of fiscal year 2002. Palm's Chairman of the Board, Eric Benhamou, is also the Chairman of the Board of 3Com.

Transactions with PalmSource

In December 2001, Palm entered into a software license agreement with PalmSource which was amended and restated in May 2005. The agreement includes a minimum annual royalty and license commitment of $41.0 million, $42.5 million, $35.0 million, $20.0 million and $10.0 million for the contract years ending December 3, 2005, December 3, 2006, December 3, 2007, December 3, 2008 and December 3, 2009, respectively. Under the software license and source code agreement, Palm incurred expenses of $46.9 million, $39.5 million and $38.9 million during the years ended May 31, 2005, 2004 and 2003, respectively. As of May 31, 2005 and 2004, Palm had accounts payable to PalmSource of $11.1 million and $10.0 million, respectively, as the result of the software license agreement. Palm's Chairman of the Board, Eric Benhamou, was also the Chairman of the Board of PalmSource through October 2004.

Other Transactions and Relationships

Palm recorded revenues of $7.1 million, $15.8 million, and $0 during the years ended May 31, 2005, 2004 and 2003, respectively, from certain subsidiaries of the France Telecom Group. Jean-Jacques Damlamian, a current member of Palm's Board of Directors, is the former Senior Vice President, Group Technology and Innovation at France Telecom and is currently a Special Advisor to the Chief Executive Officer of France Telecom. In addition, Palm recorded expenses of approximately $1.0 million, $0.1 million and $0 during the years ended May 31, 2005, 2004 and 2003, respectively, primarily for marketing development and mobile telephone services received from subsidiaries of France Telecom Group.

Palm recorded revenues of $28.9 million, $5.3 million and $0 during the years ended May 31, 2005, 2004 and 2003, respectively, from T-Mobile USA, Inc. Susan Swenson, a member of Palm's Board of Directors and the chairperson of Palm's Audit Committee until her resignation in June 2005, became the Chief Operating Officer of T-Mobile USA, Inc. in February 2004.

Palm has a $30.0 million line of credit from Silicon Valley Bank, dating from August 28, 2003, as amended, against which Palm had $9.2 million in letters of credit issued as of May 31, 2005 to cover leases and other arrangements. Eric Benhamou, Chairman of Palm's Board of Directors, became a member of Silicon Valley Bank's Board of Directors during the third quarter of Palm's fiscal year 2005.

Palm has related party relationships with the following entities with which Palm engages in only nominal amounts of business transactions:

Palm paid fees to RealNetworks in connection with bundling of products, web site referrals and engineering assistance, during the year ended May 31, 2005. Eric Benhamou, Chairman of Palm's Board of Directors, is also a member of RealNetworks' Board of Directors.

Palm is involved in a co-promotional sales and marketing relationship with Good Technology. Good Technology is a value-added reseller of Palm products. John Doerr, a current member of Palm's Board of Directors, serves as a member of Good Technology's Board of Directors and is a partner at Kleiner Perkins Caufield & Byers, which owns more than 10% of the Good Technology stock. Bruce Dunlevie, a current member of Palm's Board of Directors, also serves as a member of Good Technology's Board of Directors and is a partner at Benchmark Capital, which owns more than 5% of the Good Technology stock.

Palm purchased software licenses and services from Kontiki, Inc. during the years ended May 31, 2005 and 2004. Michael Homer, a current member of Palm's Board of Directors, is the Chairman of Kontiki, Inc. Bruce Dunlevie, a current member of Palm's Board of Directors, is a partner at Benchmark Capital, which owns more than 10% of the Kontiki stock.

Note 19. Business Segment Information

Prior to the spin-off of PalmSource and the acquisition of Handspring, the Company's business comprised two reporting segments; the Solutions Group business and the PalmSource business. As a result of the PalmSource spin-off, the PalmSource reporting segment has been eliminated. The continuing business of Palm operates in one reportable segment that develops, designs and markets mobile computing devices and related accessories, services and software.

Geographic Information

Palm's headquarters and most of its operations are located in the United States. Palm conducts its sales, marketing and customer service activities throughout the world. Geographic revenue information is based on the location of the customer. For fiscal years 2005, 2004 and 2003, no single country outside the United States accounted for 10% or more of total revenues. Land not in use is located in the United States. Revenues from continuing operations from unaffiliated customers and property and equipment of the continuing operations by geographic region are as follows (in thousands):

	Years Ended May 31,		
	2005	2004	2003
Revenues:			
United States	$ 848,052	$573,465	$492,512
Other	422,358	376,189	345,125
Total	$1,270,410	$949,654	$837,637

	May 31,		
	2005	2004	2003
Property and equipment, net:			
United States	$18,155	$18,456	$29,649
Other	1,003	969	1,555
Total	$19,158	$19,425	$31,204

Quarterly Results of Operations (Unaudited)

The following tables present Palm's condensed operating results for each of the eight fiscal quarters in the period ended May 31, 2005. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included herein and reflect the classification of operations of Palm's operating platform and licensing business as discontinued operations, as required under accounting principles generally accepted in the United States, as a result of the distribution of shares of PalmSource to the Company's stockholders. While these reclassifications result in changes to certain previously reported amounts, the total and per share amounts of net loss have not changed from the amounts previously reported. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with Palm's consolidated financial statements and the notes to those statements included herein.

	Three Months Ended							
	May 31, 2005	February 28, 2005	November 30 2004	August 31, 2004	May 31, 2004	February 28, 2004	November 30 2003	August 31, 2003
	(In thousands, except per share data)							
Revenues	$335,820	$285,265	$376,180	$273,145	$267,346	$242,485	$271,215	$168,608
Cost of revenues*	234,611	196,803	266,829	182,115	185,902	172,412	197,823	121,228
Income (loss) from continuing operations	17,729	4,373	24,691	19,594	13,337	(9,322)	2,632	(16,862)
Loss from discontinued operations	—	—	—	—	—	—	(6,750)	(4,884)
Net income (loss)	17,729	4,373	24,691	19,594	13,337	(9,322)	(4,118)	(21,746)
Net income (loss) per share —								
Basic:								
Continuing operations	$ 0.36	$ 0.09	$ 0.51	$ 0.41	$ 0.29	$ (0.20)	$ 0.07	$ (0.57)
Discontinued operations	—	—	—	—	—	—	(0.18)	(0.17)
	$ 0.36	$ 0.09	$ 0.51	$ 0.41	$ 0.29	$ (0.20)	$ (0.11)	$ (0.74)
Diluted:								
Continuing operations	$ 0.35	$ 0.09	$ 0.48	$ 0.38	$ 0.27	$ (0.20)	$ 0.07	$ (0.57)
Discontinued operations	—	—	—	—	—	—	(0.18)	(0.17)
	$ 0.35	$ 0.09	$ 0.48	$ 0.38	$ 0.27	$ (0.20)	$ (0.11)	$ (0.74)
Shares used in computing per share amounts —								
Basic	49,182	48,751	48,381	47,629	46,628	46,073	36,696	29,349
Diluted	51,271	51,441	51,442	51,005	49,358	46,073	38,743	29,349

* Cost of revenues includes "cost of revenues" and the applicable portion of "amortization of intangible assets and deferred stock-based compensation".

Corporate Information

Board of Directors

Eric A. Benhamou
Chairman of the Board
Chairman and Chief Executive Officer of Benhamou Global Ventures LLC

Edward T. Colligan
President and Chief Executive Officer

Gordon A. Campbell
Chairperson of the Compensation Committee
President and Chairman of the Board of Techfarm, Inc.

Gareth C. C. Chang
Chairperson of the Nominating and Governance Committee
Chairman and Managing Partner of GC3 & Associates International, LLC

Jean-Jacques Damlamian
Special Advisor to the Chief Executive Officer of France Telecom

L. John Doerr
General Partner
Kleiner Perkins Caufield & Byers

Donna L. Dubinsky
Chief Executive Officer of Numenta, Inc.

Bruce W. Dunlevie
Managing Member
Benchmark Capital

Michael Homer
Chairman of Kontiki, Inc.

D. Scott Mercer
Chairman of the Audit Committee
Interim Chief Executive Officer of Adaptec, Inc.

Executive Officers

Edward T. Colligan
President and Chief Executive Officer

Celeste S. Baranski
Senior Vice President, Engineering

Mark S. Bercow
Senior Vice President, Business Development

Andrew J. Brown
Senior Vice President and Chief Financial Officer

Mary E. Doyle
Senior Vice President, General Counsel and Secretary

C. John Hartnett
Senior Vice President, Americas Sales and Customer Services

Jeffrey C. Hawkins
Chief Technology Officer

Kenneth R. Wirt
Senior Vice President of Worldwide Marketing and Product Marketing

Independent Auditors

Deloitte & Touche LLP
225 West Santa Clara Street
Suite 600
San Jose, CA 95113

Legal Counsel

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
c/o Computershare Investor Services
250 Royall Street
Canton, MA 02021
(781) 575-2000

Annual Meeting

Thursday, September 29, 2005
950 W. Maude Ave.
Sunnyvale, CA 94085

Corporate Headquarters

950 W. Maude Ave.
Sunnyvale, CA 94085

Form 10-K

A copy of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

Palm, Inc.
Investor Relations
950 W. Maude Ave.
Sunnyvale, CA 94085
or email to:
investor.relations@palm.com
or call (408) 617-7300. A copy is also available at Palm's Investor Relations website at
http://ir.palm.com
or at the Securities and Exchange Commission website at
www.sec.gov.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These statements are identified, and the risks and uncertainties to which such statements are subject are discussed, in our attached Annual Report.



Palm, Inc.
950 W. Maude Avenue
Sunnyvale, CA 94085

www.palm.com

P312 05 225K 8/05